UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 Amendment No. 5

                                       to
                                  FORM 10-SB/A



                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS
              under Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934



                         Commission file number 0-30632


                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its Charter)

             Florida                                      88-0415947
             -------                                      ----------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


      26800 Laguna Hills Drive, Suite 100
            Aliso Viejo, California                         92656
            -----------------------                         -----
    (Address of principal executive office)              (Zip Code)

Issuer's telephone numbers:                               Telephone 949-916-1206
                                                           Telecopy 949-916-1620


Securities to be registered under Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                    each class is to be registered
       -------------------                    ------------------------------
              None                                         None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, Par Value $0.001
                         ------------------------------
                                (Title of class)


                   Please provide copies of communications to:

                                 James R. Kruse
                                 Kevin C. Timken
                         KRUSE, LANDA & MAYCOCK, L.L.C.
                         50 West Broadway, Eighth Floor
                           Salt Lake City, Utah 84101
                            Telephone (801) 531-7090
                             Telecopy (801) 531-7091

                                Table of Contents


Part/Item       Description                                                 Page

                Special Note about Forward-Looking Information.........       1
Part I
Item 1          Description of Business................................       2
Item 2          Management's Discussion and Analysis or Plan
                  of Operation.........................................      26
Item 3          Description of Property................................      30
Item 4          Security Ownership of Certain Beneficial Owners
                  and Management.......................................      31
Item 5          Directors, Executive Officers, Promoters and
                  Control Persons......................................      33
Item 6          Executive Compensation.................................      36
Item 7          Certain Relationships and Related Transactions.........      40
Item 8          Description of Securities..............................      44

Part II
Item 1          Market Price of and Dividends on the Registrant's
                  Common Equity and Other Stockholder Matters..........      46
Item 2          Legal Proceedings......................................      48
Item 3          Changes in and Disagreements with Accountants..........      50
Item 4          Recent Sales of Unregistered Securities................      51
Item 5          Indemnification of Directors and Officers..............      63

Part F/S        .......................................................      67

Part III
Items 1 and 2   Index to and Description of Exhibits...................      68
                Signatures.............................................      72

                 SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

This amendment to the registration statement includes forward-looking statements because we believe it may be helpful to investors to communicate our plans and expectations. Forward-looking statements about what may happen in the future are based on management's beliefs, assumptions and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," estimate," "consider" or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, including among others:

         o Our ability to obtain substantial amounts of additional capital in order to continue and to implement our business plan.

         o Our ability to market our products and services effectively will depend on a number of strategic relationships that we have established and that we hope to establish.

         o The enforceability of our patents, particularly in the United States, Canada and Mexico.

         o        Our ability to sustain and build on our business alliances.

         o Our ability to attract development and marketing partners or employees capable of completing our marketing and development plans.


         Although we believe our plans and expectations stated, reflected in or suggested by our forward-looking statements are reasonable, our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. These statements reflect management's current view of our future events and are subject to certain risks, uncertainties, assumptions and risks as discussed in "Part I. Item 1. Description of Business: Risk Factors." Any of the factors noted above or summarized in the Risk Factors section below or elsewhere in this document, as well as in other materials we subsequently file with the Securities and Exchange Commission, should be considered before any investor decides to purchase or retain any of our securities. Any of such factors could have a material adverse effect on our business and financial condition and prospects, results of operations and trading price for our common stock.


         Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We do not undertake to update, correct or revise any forward-looking statements, even if our plans and expectations change. However, from time to time, we may voluntarily update, correct or revise our previous forward-looking statements.

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS


Introduction and Summary

         We have developed and are now marketing and customizing for specific applications, under the name Smart Chip Technologies, integrated software and database technologies that can be used by banks, retail merchants, credit/debit card issuers and the organizations that process their payments to support loyalty-reward programs. Loyalty programs commonly offer a variety of reward and incentive credits to establish and maintain customer loyalty based on the amount or number of purchases that the consumer makes. Some typical examples of loyalty programs are airline frequent-flyer programs, retailer sponsored discounts applied to future purchases, and hospitality industry points exchangeable for merchandise or hotel stays.

         Our loyalty programs feature a portable device, such as a smart card--a credit card containing an enhanced microchip with both data storage and computing capabilities--magnetic-strip cards and wireless smart devices, such as cellular telephones and personal data assistants, or PDAs. These portable devices interface with a point-of-sale device, or POS device, which in turn interacts over the Internet or other communications link with the program sponsor's centralized processing system.

         Our primary focus is on software supporting loyalty programs that are driven by smart cards and other customer-carried smart devices, such as cellular telephones and PDAs. Using our integrated software platform with smart cards or other smart devices enables banks, retail merchants and other enterprises to process, in real-time, on a single card or device, a variety of reward and incentive loyalty credits. We believe this feature differentiates our software from others. Our technology also supports loyalty programs that are driven by purchasers using cash and magnetic-stripped cards.

         Our software was principally designed and developed for us by IBM, but is wholly owned by us. It runs on the microchip contained in a smart card or other wireless smart device, the POS terminal or device that communicates with the data and programs on the microchip in the smart card or device, and on centralized processing systems that provide the accounting associated with the reward and incentive programs. The software that runs on the microchip is highly secured and is used to define the various loyalty programs and to work with the terminal to allocate and redeem the loyalty rewards and incentives. It enables the card owner to accrue rewards and store them on the chip for immediate or future redemption. For purchases made on the Internet, the rewards can be downloaded from an on-line merchant onto the card using a smart-card reader tied to a personal computer.

         The software that runs in the POS device contains the various rules that define how a specific loyalty program works. This flexible software enables the merchant to add new loyalty programs to the card dynamically or tailor the reward program to a specific customer, product, time of day, day of week, number of visits, or other parameters. The software that runs on the centralized processing systems is analogous to the software that banks and other firms use to process credit card transactions. The centralized processing software manages the account records of the merchants and their customers, performs general accounting for the rewards and incentives, and provides statements and reports. Access to the powerful database that is the engine of the accounting system is provided through a secured Internet portal or other communications link. Our software is designed to be compatible with the known electronic payments industry standards, including Europay-MasterCard-VISA, commonly referred to as EMV, Global Platform, Visa Open Platform, and MULTOS, an open architecture, secure, multiapplication operating system for smart cards.

         We completed principal development of our software in late 2001 and are now focused on aggressive market introduction and customization for specific applications, subject to available funding. Our software will be deployed for the first time in approximately the second quarter of 2002 for Scotiabank Canada. We are presently completing modifications to ensure compatibility with the POS terminals, electronic payment software, Scotiabank's accounting systems and other system components that are required for Scotiabank's smart-card pilot program scheduled for market introduction in approximately the third quarter of 2002. This work is presently being performed by our small internal staff and three strategic development partners:

         o IBM, which has up to four personnel working under a joint IBM/Smart Chip working arrangement;

         o RTS NetWorks Group, PLC, United Kingdom, which has approximately 10 personnel working on the Scotiabank modifications and the integration of our loyalty program with an electronic payments program that runs on a Nokia cellular telephone; and

         o CIT Canada Inc., a subsidiary of Silverline Technologies, Inc., which has approximately 13 personnel also working on the Scotiabank customization requirements.

Although substantially driven by market acceptance, we currently estimate we will need to continue to integrate, customize and maintain our software products, subject to available funding, as our marketing effort continues. See
Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.

         Principal features of our technology are protected by a broad process patent entitled "Method and System for Allocating and Redeeming Incentive Credits between a Portable Device and a Base Device." This patent, which dates back to 1994, has been issued in the United States, Australia and Mexico and is pending in Canada and Japan. We believe that our patents and related intellectual properties provide us important protection in processing loyalty credits between a customer-carried portable device, such as a smart card or other device, and a base unit, such as a POS device. We also market our products and services under trademarks:

         o e-llegiance(tm) for our smart-card-based loyalty applications, and

         o LoyaltyCentral(tm) for our loyalty program management, transaction processing and accounting, and centralized processing services.

         Our marketing efforts are directed toward licensing our technology and intellectual property to the global electronic payments industry, primarily banks and other financial institutions, retail merchants, loyalty and electronic payment software developers, and third-party processing organizations. Our marketing strategy is to build key strategic relationships with a number of firms with established capabilities in credit card manufacturing, electronic payment software, card-processing terminals, wireless technologies and back-office technologies. We believe this will enable us to seek rapid market penetration while limiting our own funding requirements. Our marketing strategy will focus on generating revenue from the following:

         o licensing our e-llegiance(tm), LoyaltyCentral(tm) and other software and intellectual properties;

         o providing centralized processing services for customers that may choose to engage us to process their loyalty program transactions; and

         o licensing our intellectual property to various industry organizations.

We intend to provide such centralized processing services through an agreement that we are now finalizing, based on written drafts prepared by IBM that we are now reviewing. We are currently negotiating the terms of this agreement with IBM and hope to complete this agreement with IBM in the first half of 2002.

         We believe the use of smart cards and other devices and loyalty programs will increase as international banking and credit industries implement programs to improve security and automation by issuing new smart cards and smart devices to replace the existing magnetic-strip credit/debit cards and non-credit/debit smart cards. We believe the United States payments industry, following in the footsteps of European and Asian counterparts, is increasingly recognizing the potential advantages of loyalty programs based on a smart-card infrastructure as a value-added incentive for the migration to smart cards.

         We also have developed a smart-card-based system that is not directly tied to a payment card that we offer to institutions and organizations that are raising money for a unique cause. We believe the primary candidates for this system are schools, charitable organizations and foundations.

         We are a development-stage company, have had no revenue from operations, and have no operations from which revenue will be generated until later in 2002. For the year ended December 31, 2000, and the nine months ended September 30, 2001, we incurred net losses of approximately $10,486,000 and $11,743,000, respectively. We had an accumulated net loss of approximately $53,035,000 for the period from February 27, 1997, our date of inception, through September 30, 2001. At December 31, 2000, and September 30, 2001, we had net stockholders' deficits of approximately $4,798,000 and $4,220,000, respectively. Accordingly, the independent auditor's report accompanying our audited financial statements as of December 31, 2000 and 1999, included below, contains an explanatory paragraph about our ability to continue as a going concern. See Consolidated Financial Statements and Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.

         Our company, SCHIMATIC Cash Transactions Network.com, Inc., operates principally through its wholly-owned subsidiary, Smart Chip Technologies, LLC. We license, market and develop our smart-card loyalty products through our subsidiary, Smart Chip Technologies, LLC, under the "Smart Chip" name. We expect that Smart Chip Technologies will also be the principal strategic partner or funding vehicle in the future. When we use "we," "us," "our" and similar terms in this document, we mean to include SCHIMATIC Cash Transactions Network.com, Inc., Smart Chip Technologies, LLC, and our other subsidiary, IC One, Inc.

         In late 2001, we relocated our executive offices to 26800 Laguna Hills Drive, Suite 100, Aliso Viejo, California 92656, where our telephone number is
(949) 916-1206. We also continue to maintain an office at 740 East 3900 South, Second Floor, Salt Lake City, Utah 84107, where our telephone number is
(801) 685-7676.


History of Corporate Organization


     Apple Tree Capital Corp.

         SCHIMATIC Cash Transactions Network.com, Inc. was incorporated in Florida under the name of Apple Tree Capital Corp. on October 4, 1996, and issued 5,025,000 shares to 26 stockholders for services pursuant to an October 4, 1996, consent of its sole director. Apple Tree had no activities or assets.

     Acquisition of STI and R & D Technology


         On November 12, 1998, Apple Tree simultaneously acquired Schimatic Technologies, Inc., or STI, a privately-held Nevada Corporation, and R & D Technology Inc., a privately-held Nevada corporation. To complete these acquisitions, Apple Tree issued 4,400,000 shares of restricted common stock to John Lamb, in exchange for all of the issued and outstanding stock of STI, and 3,600,000 shares of restricted common stock to David J. Simon, in exchange for all of the issued and outstanding stock of R & D Technology, Inc. In connection with the transaction, Eric P. Littman, a principal stockholder of Apple Tree, agreed to cancel 4,675,000 of the 5,025,000 shares of restricted common stock then issued and outstanding, leaving 550,000 shares remaining outstanding of the initial 5,025,000 issued. As a result of the foregoing cancellation and acquisitions, Apple Tree had an aggregate of 8,550,000 shares issued and outstanding. On the date of this transaction, there was no trading market for Apple Tree's common stock. On July 16, 1999, we issued 150,000 shares of restricted common stock as compensation for financial advisory services provided in connection with the acquisition of STI, and on November 8, 1999, we issued to Eric P. Littman 175,000 shares of restricted common stock in satisfaction of $150,000 due under the agreement for our acquisition of STI and R & D.

         STI had been organized principally by John Lamb based on a business model for the future development of a free-standing Internet kiosk capable of economical domestic and international funds transfers similar to small transactions handled by American Express or Western Union. R & D had been organized principally by David J. Simon based on a business model for the future development of technology for the three-dimensional, virtual-reality presentation of products in a free-standing Internet kiosk for on-line shopping. In combining STI and R & D with Apple Tree, Messrs. Simon and Lamb sought to combine their software development resources and kiosk-based future products in a publicly-held company that they believed might be able to enhance access to needed capital.

         Following Apple Tree's acquisition of STI and R & D Technology, it initiated steps to integrate their kiosk-based business plans, but before these efforts were completed, management became aware of IC One's smart-card-based loyalty program technology. Accordingly, management determined to table their kiosk-based business plans and to pursue a combination with IC One and the commercialization of its technologies. We continue to hold, but do not currently intend to advance, business models based on a free-standing Internet kiosk capable of economical domestic and international small funds transfers and technology for the three-dimensional, virtual-reality presentation of products in a free-standing Internet kiosk for on-line shopping.


     Acquisition of IC One, Inc.


         In September 1999, SCHIMATIC Cash Transactions Network.com, Inc., the Florida corporation organized as Apple Tree that had acquired R & D and STI, acquired the business and assets of IC One, Inc., a developer of smart-card technologies, pursuant to a merger agreement under which we acquired all of the outstanding shares of IC One in exchange for an aggregate of 42,400,000 shares of restricted common stock. With the acquisition of IC One, we commenced efforts to complete commercialization of smart-chip-based loyalty programs and ancillary services and products as described in this document.

         The key assets acquired with IC One Inc. were patents and pending patents in the United States and other countries, which we believe are important to the application of loyalty incentives to smart card or similar portable smart-chip devices. In addition, we acquired other key intellectual property, developed by IC One and its predecessors over several years, consisting of know-how, operating relationships, business programs and software.

         The acquisition of IC One was treated as a reverse acquisition under the purchase method of accounting in which the combination was reported as a recapitalization of IC One, pursuant to which IC One is treated as the continuing entity for accounting purposes, and the historical financial statements presented, including the statement of stockholders' equity, are those of IC One. IC One was deemed the acquirer and successor company. See Note 1 of Notes to Consolidated Financial Statements.

Our Industry and the Developing Market

     The Electronic Payments Industry

         Our products and services are designed for the retail payments industry. This industry is comprised of retail merchants and the infrastructure of banks and other financial institutions, card associations and technology suppliers that enable them to process payment transactions. Banks and other financial institutions typically issue credit cards and provide the related customer credit for charges. Card associations are typically not-for-profit membership clubs that make the international rules for issuing cards and processing transactions for their brands. Technology suppliers provide the centralized systems and services to process the electronic payment transactions. Large issuing banks frequently process their own charge card and electronic payments transactions, while smaller banks and other financial institutions outsource processing. Large processors have established market dominance through consolidation and subsequent economies of scale. Merchants pay fees to the banks for the privilege of accepting credit cards.

         Retail merchants have for many years used discounts, points programs and other incentives to differentiate themselves from their competitors and to increase loyalty in the form of repeat spending. These programs are typically tied to the amount or frequency of customer spending, with the most prominent ones directly tied to a credit or debit card. Examples of these programs include airline frequent-flyer programs, such as American Airlines/Citigroup AAdvantage and Delta Airlines/American Express programs. Additionally, many major hotels have programs designed to award points for each dollar spent at the hotel that can be redeemed for free lodging or upgrades to a higher quality room. Examples of these types of programs are the Marriott Honored Guest and Hyatt Gold Passport programs.

         We believe that this retail industry is in the initial stages of adopting smart cards and wireless devices to replace the magnetic-stripped cards that have existed in the market place for nearly 30 years. As this transition occurs, we believe there is an opportunity to market our loyalty program software to the various organizations that comprise the industry. We anticipate the majority of our revenue will come from marketing our software to the organizations that provide the loyalty-system infrastructure as an adjunct to the electronic payments process. This includes card manufacturers, POS terminal providers, banks and other financial institutions, third-party payment processors, card associations and other software suppliers. In some cases, we expect that our customers may also include retail merchants that wish to sponsor their own loyalty programs.

         The electronics payment industry is very mature, and because our software is compatible with existing magnetic-stripped card technology as well as smart cards, we believe our software and intellectual property provide a potential solution for those wishing to migrate seamlessly from magnetic-strip cards to smart cards or other smart devices in order to grant loyalty rewards and incentives.

         Currently, we believe that a high percentage of all charge cards issued in the Americas have some form of loyalty program associated with them. The bonuses, rewards and incentives of loyalty programs directly address consumers' core issues of quality service, value and having a voice in the marketplace. We concur with general industry estimates that indicate that loyalty programs retain customers longer and have a significant impact on consumer behavior:

         o loyalty-program consumers spend 30% to 50% more than other consumers per transaction;

         o loyalty-program consumers visit retail stores that grant rewards three times as often;

         o loyalty-program consumers spend four times more than other consumers per year; and

         o loyalty-program consumers account for over 50% of retail sales--despite charge cards comprising only 28% of retail sales.


In general, loyalty programs are intended to result in more frequent visits to merchants and increased sales, capitalizing on the marketing principle that it is easier to sell to an existing customer than to recruit a new one.


     Credit and Debit Cards


         Credit and debit cards have become a major payment instrument worldwide, replacing checks and cash. Despite the relatively recent advent of on-line payments, this physical card base is experiencing year on year double-digit growth. In addition, there appears to be increasing industry interest from Visa and MasterCard, as well as a few major banks, in processing small payments of less than $10, known as micropayments, although to date micropayments are not processed economically by regular credit and debit card systems.


     Smart Cards and Smart Chips


         Based on our management's knowledge of the industry and specific marketing inquiries, we believe that currently the institutions that serve merchants and issuers of credit and or debit cards are preparing for the expanded use of smart cards. We believe that the emergence of new technologies for payment systems will continue over the next several years. Our products and marketing plans are designed to facilitate the expected migration to smart cards and the anticipated evolution to contactless and wireless technologies, which we expect to advance over the next several years.

         The ability of smart cards to store data or value makes them particularly suited to loyalty programs that track and provide incentives to repeat customers. Stored value is more convenient and safer than cash. When combined with a software and hardware system for processing loyalty transactions, the smart cards and other devices provide an opportunity to develop loyalty programs that provide users with immediate, dynamically updated incentives.

         Because of the data storage and interactive functions of smart cards, smart cards provide increased security over strip cards. Our management believes that due to the significant potential for reduction in fraud and increased consumer confidence, the major international credit card issuers have committed to smart card migration. Our business dealings with the parties or with their service providers have made us aware that in the United States, American Express, First USA Bank, Fleet Boston Bank and Providian Bank have all begun to issue smart cards to replace their customers' existing magnetic-stripped cards, while Scotiabank and CIBC Bank in Canada, plus US-based retail merchant Target, intend to begin issuing smart cards in 2002. We believe that the integration of loyalty programs with existing payment functions may be a critical stimulant to promote the rapid conversion to smart-card-based financial transactions.

         Growth in the smart-card segment of the electronic payments industry may result from expected reduced costs of technology resulting in better price performance, the replacement of traditional methods of payments with new technology, and the anticipated increased demand for more powerful and effective loyalty programs.


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

Our Products


     Smart Device and Terminal Software:  e-llegiance(tm)

         We market our software that resides on the microchip in the smart card or other device and the POS or other terminal with which it interacts under the name e-llegiance(tm). e-llegiance(tm) establishes a common platform for integrating loyalty and electronic payment transactions. Designed to be compliant with the Global Platform, Visa Open Platform, Europay-Mastercard-Visa
(EMV) and MULTOS electronic payments industry standards, e-llegiance(tm) allows program managers to deliver a multitude of loyalty options to merchants and consumers simply by selecting user-friendly parameters that define loyalty programs at various retail levels, whether at physical store locations or on the Internet.

         The e-llegiance(tm) system uses a flexible system approach, designed by IBM, that allows a large combination of loyalty program choices and supports loyalty programs for single retailers as well as groups of merchants, such as shopping malls. The software enables a base device, such as a merchant terminal, automatic teller machine or computer processing unit, to interact with electronic purses and other unique software applications on a smart chip to electronically allocate and allow consumers to instantly redeem rewards and incentives. The software can process loyalty credits originating from magnetic-strip cards, cash, check or smart-chip-based credit/debit transactions. Because it can support both existing loyalty programs and those that will be driven using smart cards or other devices, our software enables merchants to migrate seamlessly from their existing programs to new, more powerful programs that take advantage of newer technology. It also offers merchants flexibility in managing customer incentive programs, establishing business continuity between store and Internet sales. The smart-card-based system captures much more information that stripped-card-based systems, which can provide merchants with additional information about customer usage and demographics.

         We believe the e-llegiance(tm) product may have broad interest in the electronic payments industry as a common loyalty application. Discussions are underway with smart-card issuers, banks, device manufacturers and payment service providers for development on additional platforms.

     Centralized Processing Software: LoyaltyCentral(tm)

         We believe that one of the features of our software that differentiates it from other software in the market is our centralized processing software that we developed with IBM and are marketing under the name LoyaltyCentral(tm). This software is used to meet the centralized processing requirements for both magnetic-stripped-based loyalty programs and those driven using smart cards or other devices, particularly smart cards used for electronic debit and credit transactions. Functionally, our software is analogous to the centralized processing system software that is used by banks or credit card processors to process credit card payment transactions. Our software provides new account set-up and account management for consumer and merchant accounts; accounts for loyalty program rewards and incentives; settles accounts with merchants, banks and processors; and produces reports and statements for consumers and merchants. Our software operates in conjunction with our e-llegiance(tm) software on smart cards or other devices or can be used to support loyalty programs that are driven by another company's devices. We are presently working jointly with IBM, under a teaming arrangement discussed below, to interface our software with a current IBM system that stores and manages information on the microchip in smart cards. Even though we and IBM will both retain exclusive ownership of our respective systems, we believe that compatibility of the IBM and our system may be an important marketing feature for us. We anticipate completing this work to interface the IBM system with ours by mid-2002. See Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.

     Loyalty Program Database: LoyaltyCentral(tm)

         The LoyaltyCentral(tm) database represents a repository of data collected at the point of sale or whenever loyalty rewards are granted or redeemed. As volume grows, we believe the database will become a key source of valuable information for merchants and consumers. The Internet portal, LoyaltyCentral.com(tm), that we are implementing in the second quarter of 2002, as part of the system implementation for Scotiabank, provides on-line access to the database. This will enable merchants and ultimately consumers to interact with the data that is stored in the database. The database is highly secured to ensure that the data is available only to those who have approved authorization. Merchants can use this data to determine how effective their loyalty programs are working, and consumers can access their own accounts to determine the number of rewards they have accrued.

         To ensure security, availability and scalability, we are negotiating a teaming agreement with IBM, under which IBM will provide the host computer for our LoyaltyCentral(tm) centralized processing system. We are now reviewing a draft of this agreement prepared by IBM that we hope to complete in the first half of 2002. We believe there may be a significant revenue opportunity from licensing LoyaltyCentral(tm) centralized processing software or from providing loyalty program management services as the electronic payments industry re-tools its centralized processing system to take advantage of the flexibility and power of smart cards and other devices. As developed, our LoyaltyCentral(tm) centralized processing software can operate as a stand alone smart-card-based loyalty program, a fully integrated smart-card-based loyalty/payment solution, or as a smart-card-based multiple application with additional features for programs such as transit, security, identification or government benefits issuance.

         The first implementation of the new software was scheduled to be deployed by the Seattle-based Merchant Service Group in late 2001, however, the Merchant Service Group has revised its schedule for deployment to the third quarter of 2002. The Merchant Service Group has advised us that it is discussing with two major card issuers the services that they may wish to offer merchants that are currently customers of the Merchant Service Group.

     Centralized Processing and Other Services and Products

         In addition to licensing our LoyaltyCentral(tm) centralized processing software, we also intend to offer loyalty program processing and management services for companies that choose to outsource that function. Such services would include setting up new accounts for merchants and their customers, retrieving loyalty transactions on-line, processing account transactions, reconciling accounts, settling accounts with the retail merchants, card associations, banks and other system participants, and producing customer statements. We do not expect to provide traditional customer service functions through direct interaction with the clients' consumer. That function will be performed by the company that offers the loyalty program in an effort to eliminate customer confusion regarding who to contact about their loyalty program and enable us to avoid the cost and risk of building a large customer service center. We believe these services may be useful to small loyalty program providers that do not have existing centralized processing facilities. Scotiabank has asked us to make this service available for its merchants.

         As noted above, we are negotiating a teaming agreement with IBM, under which IBM will provide the host computer for our LoyaltyCentral(tm) centralized processing system. We are now reviewing a draft of this agreement prepared by IBM that we hope to complete in the first half of 2002. In general, IBM would provide the host computer for an agreed fee. We believe that the involvement of IBM as a strategic partner in providing the host computer for our centralized processing system may be an important marketing benefit to us. This marketing benefit may be jeopardized if we continue to be unable to meet our financial obligations to IBM.

         We also may seek to develop joint ventures with consulting companies through which we would offer loyalty-program-based consulting services. These services would be offered under our Loyalty by Design(tm). We believe that there may be a demand for the services we may offer as electronic payment firms migrate toward loyalty programs based on smart cards or other devices.

         We may also develop additional specialized products services for marketing to the financial services and banking industries under the name SmartBank(tm).


     Loyalty Fundraising

         In 1999, we introduced what we believe to be one of the nation's first successful smart-card pilot programs, our Kid's Card Program. The Kid's Card Program involved the distribution of more than 12,000 smart cards, among 110 merchants, four school districts and one state college in two Utah counties as a pilot test for its software and its proprietary program design. This Kid's Card Program has demonstrated the ability to use smart-card technology to bring a cause, such as education, and merchants together to generate new sources of funds for the beneficiaries, in this case, schools.


         Although we determined to cease development of the Kid's Card Program, we are now seeking a strategic partner for the purpose of marketing the Kid's Card Program application to merchant services providers, fundraising organizations, and card issuers as a loyalty program application for use as part of merchant or card issuer loyalty programs. This common platform has a broad application to both cause and commercial loyalty programs. We believe that this platform can significantly shorten the lead time to market for our customers and strategic partners. IBM sometimes demonstrates this program to support its marketing efforts.


Business Plan


     Overview

         Our current plans are focused on:

         o licensing our software that enables manufacturers and retail merchants to increase customer loyalty;

         o integrating our loyalty software with electronic payment software that is used to process debit and credit transactions;

         o licensing our patents and related intellectual properties to competitors or companies that choose to use a competitor's software that may infringe our patent; and

         o performing centralized accounting services for retail merchants that wish to outsource this function for their loyalty and reward programs.


     Anticipated Sources of Revenues


         Our business plan is built around a royalty model designed to generate revenue from:

         o        licensing our patents and other intellectual properties;

         o licensing our e-llegiance(tm) smart-card-based loyalty applications software;

         o licensing our LoyaltyCentral(tm) centralized processing services for loyalty program management, transaction processing and accounting; and

         o        providing centralized processing services and management.

         We expect that our primary customers will be the major issuers of credit or debit cards and the merchant services organizations that provide equipment, software technology and payment clearing services to merchants and payment card associations such as VISA and MasterCard that provide services and standards for the card issuing industry.

     Marketing and Sales

         We are currently marketing our products and services principally on a wholesale basis to financial institutions and credit card associations that we believe may desire to include our loyalty features in their own branded products. We are also attempting to integrate our offerings with products marketed by terminal manufacturers, third-party processors, system integrators, and other firms that provide the system components required to successfully implement loyalty applications within the electronic payments industry. We believe this approach provides us the opportunity to address our market during the anticipated migration from magnetic-strip cards to smart cards and other devices. In addition, this approach may also provide market opportunities to assist customers that desire to meet their anticipated future requirements for a system based on smart cards or other devices but that must also allow for their current operational obligations based on magnetic-strip cards.

         We are currently introducing our company and its principal products and services through the following methods to electronic payments industry businesses:

         o establishing marketing alliances with industry solution providers, as discussed below;

         o participating in electronic payments industry forums that promote the use of smart devices;

         o advertising on a limited basis directed to selected potential client groups;

         o forming product integration alliances with key industry application/technology providers, as discussed below; and

         o participating in standards committees/activities where appropriate to promote smart loyalty implementations.

         Our pricing structure for the products and services we offer is based upon the number of cards or other portable devices issued, the number of POS terminals in the system, and the number of transactions processed, both at the POS and in the centralized processing system. We may generate other revenue streams for ancillary products or services, such as gathering and selling usage data and maintaining merchant and customer records.

         The Company's marketing strategy will focus on the following sales channels:

         o        direct sales of products and services;

         o indirect sales of products and services through terminal manufacturers, electronic payment processors, smart-card manufacturers and software suppliers; and

         o licensing of intellectual property to various industry organizations.

         Currently, our sales efforts focus primarily within North America. However, since we have an approved patent in Australia and one pending in Japan, we expect that we will begin seeking to identify potential strategic partners by mid-2002 in order to address these markets. Within North America, our main targeted customers are:

         o        large credit card issuing banks;

         o        large merchant processors;

         o        large retail merchant chains;

         o        major credit card associations; and

         o large cause-related associations or charitable groups using payment cards as a contribution method.

         These efforts led to our agreement to provide for Scotiabank of Toronto, Canada, part of the loyalty support for Scotiabank's consumer rewards programs as discussed below. In addition, we have made or have scheduled executive level, detailed presentations to several of our targeted customers and have ongoing substantive discussions with three large issuing banks and two retail merchant groups that offer private labeled credit cards and their own proprietary loyalty programs. Additionally, in response to a request for a proposal, in early 2002, we submitted a proposal to a large credit card processor to license our technology for resale of products and services globally. We expect, but cannot assure, that our marketing efforts will lead to further agreements.

Important Strategic Alliances

         We have developed and will continue to seek strategic relationships with industry participants that may provide an alternate channel to deliver our products and services by expanding our market reach and creating incentives through revenue or technology sharing with strategic partners. Our strategy is to seek strategic alliances with electronic payments industry participants providing a broad range of types of products or services. To date, we have established the following strategic alliances in the electronic payments industry.


     IBM, Inc.


         IBM assisted us between 1997 and 1999, under a standard services agreement, in developing a series of scalable databases and application software that relate to capturing loyalty data in connection with an electronic payments transaction. We are currently negotiating with IBM regarding a teaming agreement, including joint licensing and revenue sharing, under which both companies would market IBM's SmartCard Management System and our back-office system, LoyaltyCentral(tm), as an integrated solution. We are now finalizing this arrangement with IBM, based on written drafts prepared by IBM that we are now reviewing. We hope to complete this agreement with IBM in the first half of 2002.

     The Solstice Alliance

         The Solstice Alliance was organized as a marketing and product development strategic alliance under a general memorandum of understanding in April 2001 among us and five other industry participants. Subsequently, we have entered into the following agreements with three of these alliance members to further our joint marketing efforts:

         o Oasis Technology Ltd. is a leading provider of software to facilitate payments any time, any place on any device. Oasis provides payment software for steps of the transaction process for financial institutions, retailers, card associations or any business focused on payments. Under our April 2001 teaming agreement with Oasis, we agreed to provide our integrated loyalty application software as a subcontractor for a new customer loyalty project being introduced by Scotiabank. We then separately negotiated with Oasis and Scotiabank the scope of the products and services we are to provide and the prices to be charged, as discussed below. See "Scotiabank" below.

         o CIT Canada Inc., North York, Ontario, is a subsidiary of Silverline Technologies, Inc., an international software development and integration services firm with over 2,600 software professionals worldwide. On June 1, 2001, we appointed this Silverline subsidiary as our independent contractor to adapt our software products to Ingenico terminals and Giesecke & Devrient smart cards. We have agreed to pay CIT Canada in cash or, at our election, in restricted common stock at the closing price for our stock on the applicable invoice date.

         o Giesecke & Devrient GmbH, Munich, Germany, is an international technology group with a range of international electronic payments products and services that supplies bank notes and security documents; bank note, security paper and currency automation systems; as well as cards, components and complete multifunctional smart-card systems for electronic payments and telecommunications. We and Giesecke & Devrient have agreed to cooperatively market its smart-chip cards and operating systems and our loyalty applications. Details of specific marketing efforts as well as product sharing arrangements are to be negotiated on a case-by-case basis.

         There are two other members of the Solstice Alliance:

         o Cardis Enterprises International B.V. is an innovation and licensing company based in Amsterdam, The Netherlands. Cardis specializes in advanced smart-card payment systems and has a portfolio of patented innovations.

         o Ingenico Group, Cedex, France, is a leading supplier of secure transaction systems. It designs and produces terminals and systems for electronic payment. Ingenico has invested heavily in research and development to achieve technological advances in both hardware and software, which have greatly contributed to setting new standards in the industry.

         In each case, the relationship among the various members of the Solstice Alliance focuses on joint marketing efforts as well as development of the alliance product. In their joint marketing efforts, the specific terms of products or services to be provided to individual customers, the responsibilities of the various participants, pricing, revenue participation, and other matters are to be negotiated directly between the Solstice Alliance member and the customer. In some instances where another Solstice Alliance member is the lead marketing contact or in which we act as a subcontractor, sales revenues derived from the joint marketing efforts with these Solstice Alliance companies may result in a 10% to 30% reduction in revenues as compared to direct sales by us. Nevertheless, we believe these additional sales channels may allow us to more effectively expand and accelerate our marketing effort.

         All members of the Solstice Alliance are also participating in a project to develop and market an Internet-capable, multiapplication smart-card product. This Solstice product will integrate our e-llegiance(tm) loyalty solutions with micropayments to meet Europay, MasterCard and Visa, or EMV, industry payment specifications, and is being designed to meet the expanding demands of the industry. Because of the broad range of alliance participants, we believe the future introduction of an integrated alliance product as outlined above may help establish industry standards. Each participant in the Solstice Alliance is responsible for its portion of the costs for developing and implementing the finished product, which is scheduled to be introduced by Scotiabank in a pilot program in Canada discussed below in the summer of 2002. We also believe the alliance may be able to develop a broad-based, multiapplication, smart-card product that allows customers to access and choose credit and debit, micropayments and loyalty programs and other services using microchip technology.

     Scotiabank

         Through a cooperative marketing effort with Solstice Alliance member Oasis Technology, Scotiabank of Toronto, Canada, agreed in July 2001 to use our e-llegiance(tm) loyalty application and LoyaltyCentral(tm) centralized processing system to provide its customers with consumer rewards programs. This is the first full-scale commercial deployment of our software. Scotiabank is a major North America financial institution, with about $275 billion in assets and approximately 52,000 employees worldwide, including affiliates. It is also Canada's most international bank with more than 2,000 branches and offices in over 50 countries.

         We are a subcontractor to Oasis Technology to deliver integrated loyalty application software to ScotiaBank for use in ScotiaBank's smart-card issuance program for Canada. In addition, we will provide software under Scotiabank's loyalty activated smart debit and credit program. We expect this program will commence testing in the second quarter of 2002 with 20,000-30,000 cards and become operational in approximately the third quarter of 2002 in an expanded program. Revenues to the Company would accrue when the program enters testing.

         We are now completing modifications of our software to ensure compatibility with the POS terminals, electronic payment software, Scotiabank's accounting systems and other system components that are required for Scotiabank's smart-card pilot program scheduled for market introduction in approximately the third quarter of 2002. This work is presently being performed by our small internal staff and three strategic development partners:

         o IBM, which has up to four personnel working under a joint IBM/Smart Chip working arrangement;

         o RTS NetWorks Group, PLC, United Kingdom, which has approximately 10 personnel working on the Scotiabank modifications and the integration of our loyalty program with an electronic payments program that runs on a Nokia cellular telephone; and

         o CIT Canada Inc., a subsidiary of Silverline Technologies, Inc., which has approximately 13 personnel working on the software customization required by Scotiabank.

         We anticipate that we will invest approximately $1.6 million to complete the modifications to our software required for Scotiabank, subject to available financing. However, we estimate that approximately 90% of this investment will become incorporated into our base software, which may enhance its value for future projects.

     Welcome Real-Time

         Welcome Real-Time, of Aix-en Provence, France, reached an understanding with us in July 2001 to integrate our respective intellectual properties with a view to collaborating on an industry standard architecture designed to enable the interoperability of loyalty programs on smart chips. However, the electronic payment industry's creation of the Visa Open Platform and Global Platform standards has negated the need for us to work with Welcome Real-Time to create these standards, so we do not currently expect further collaboration with Welcome Real-Time on this matter.

     Oasis Technology, Ltd.

         We have signed a letter of intent with Oasis Technology, Ltd., of Toronto, Canada, that provides for the development and integration of our next-generation smart-card loyalty application and Oasis's leading ePayment software for mobile commerce, the Internet and the real world. According to the letter of intent, the two companies will partner to extend our smart-card loyalty program and patented loyalty process with Oasis's end-to-end ePayment technology. Although we have not entered into the definitive agreement contemplated by the letter of intent, our relationship with Oasis continues and the Scotiabank project described above is the result of that relationship. In extending our smart-card loyalty program with a built-in facility for an unlimited range of real-time on-line payments through the smart-chip card, Oasis will help to further broaden the opportunity for loyalty program cardholders to maximize card usage and provide a multiapplication smart card designed to handle both loyalty and ePayment transactions. With more than ten years experience as a leading provider of ePayment technology to customers in over 70 countries, Oasis brings secure, proven and reliable technology that we believe is suited for smart-card applications and the expanding loyalty program market.

     Cardis Enterprises

         In August 2000, we entered into a memorandum of understanding with Cardis Enterprises International BV for the exploration of ways of integrating our patented solutions for smart-card payment and loyalty applications. Cardis is an innovation and licensing company based in Amsterdam, The Netherlands. Cardis specializes in advanced smart-card payment systems and has a portfolio of patented innovations. Cardis's Ultimus Solution is a smart-card-based payment system that enables the profitable extension of EMV credit and debit card products into micropayment. In effect, the same card can be used for all transactions, irrespective of the transaction value, and in all payment environments--attended, unattended (e.g. vending machines), mobile (e.g. GSM cellular telephones) and Internet points of sale. Although the memorandum has expired, our relationship with Cardis has continued and we expect that we will be working closely with Cardis on joint projects aimed at providing combined electronic banking services linked to customer loyalty programs throughout North America.

     Transaction Software

         Transaction Software Inc., or TSI, West Hills, California, is a payment systems development specialist for VeriFone, a division of Hewlett-Packard. In February 2001, we engaged TSI as an independent contractor to develop the next generation of our e-llegiance(tm) smart-chip loyalty applications software to run on VeriFone Verix(tm)-based POS terminals. We have agreed to pay TSI its weekly programming fees of $125 per hour in restricted common stock at a price equal to the week-end closing market price. TSI will use the VeriFone Verix Developer Toolkit for rapid development of e-llegiance(tm) integrated with VeriFone's SoftPay(tm) e-payment software running on Omni(tm) 3350 point-of-sale terminals. Together with the Seattle-based Merchant Service Group, we plan a third quarter 2002 implementation of the e-llegiance(tm) loyalty application.

     Proton World

         We reached an agreement in October 2001 with Proton World International S.A., Brussels, Belgium, a smart-card software development and marketing company with over 35 million smart cards deployed throughout the world, to co-market each other's products. Under the agreement, both companies agree to cooperate on the marketing and sale of joint solutions based on both companies' technology, with the details of the respective products and services offered and the revenues to be received to be determined on a customer-by-customer basis.

     Consumer Economic Opportunities

         In November 2001, we established a three-year strategic alliance with Consumer Economic Opportunities, Inc., Toronto, Canada, a marketing and software development company, to co-market each other's products. The alliance contemplates that we will integrate into our software the CARDITZ direct mass marketing and loyalty system developed by Consumer Economic Opportunities and that Consumer Economic Opportunities will integrate into its software our e-llegiance(tm) smart-card-based loyalty applications and our LoyaltyCentral(tm) centralized processing software. Revenue sharing arrangements are to be negotiated in the future.

     RTS Networks Group

         In November 2001, we also entered into a technical services agreement with RTS Networks Group PLC, London, England. RTS Networks will assist in customizing our software for Scotiabank and developing a prototype that integrates our loyalty program with electronic payment software that runs on a cellular telephone during the succeeding eight months at agreed contract rates.

     HiTech Consulting

         To derive value from our patents and related intellectual properties, in June 2001, we retained HiTech Consulting Group, Irvine, California, which has particular experience marketing and licensing patents that are related to technology used by the electronic payments industry, under a one-year agreement, renewable for successive annual periods unless terminated by either party. Together we have implemented a program designed to identify, notify and interact with those companies that we believe are or are intending to use the processes defined in our patents. This program is designed to allow these companies to continue to market their products while utilizing the protection of our patents and related intellectual properties. In implementing this program, we may contact companies that may compete directly, develop their own internal solutions, or provide assistance in the implementation and/or ongoing support/administration of those systems. We have agreed to pay HiTech a $6,000 monthly fee plus a share of the revenue generated through its marketing efforts.

         To date, this effort by HiTech Consulting has led to ongoing negotiations with two competitors with software that we believe infringe our patents and related intellectual properties. We cannot assure that we will enter into licensing agreements with either of these or other companies that we may contact. As part of this proactive approach to expand industry awareness about our patents and related intellectual properties, we are providing information about our company, its products and our patent and related intellectual properties to known major North American companies that we believe have the potential to use our patent and related intellectual properties.

     Other

         To further implement our strategy of seeking strategic alliances with principal components of the electronic payments industry, we intend to seek additional alliances with firms providing the following products and expertise:

         o        payment switch providers; and

         o        terminal (base device) manufacturers.


Our Intellectual Property

     General


         Our intellectual property consists of software applications and systems built around our process and methodology patents and includes application software for robust common loyalty programs that reside on cards or other smart payments devices and the terminals for the processing of payments. We also have a centralized processing system for loyalty program management and accounting that can be used for our own loyalty customers and licensed to other electronic payment processors that offer loyalty programs. We developed this system over a period of three years in conjunction with IBM at an estimated cost of approximately $10 million. IBM does not have any ownership interest in this system.


     Patents


         One of our major assets is what we refer to as our loyalty patent, U.S. Patent No. 5,806,045, issued on September 8, 1998, with prior art dating back to February 1994. Since that time, the patent has also been issued in Australia (Patent No. 703349, October 1999) and Mexico (Patent No. 96/03161, November
2000), and it is currently pending in Canada and Japan. We refer to these patents issued or pending collectively as the "Patents."

         The Patents are entitled: "Method and System for Allocating and Redeeming Incentive Credits between a Portable Device and a Base Device." The Patents contain 36 claims that cover a process or methodology associated with storing and redeeming loyalty credits and incentives on a portable device and interacting with a base device to calculate the amount of loyalty units to be credited or redeemed. A portable device includes smart cards and other devices, such as cellular telephones or personal data assistants. A base device includes any device with which the portable device communicates, such as POS terminals, satellite receivers, automated teller machines, and smart-card readers connected to personal computers. We believe the Patents may be applicable in the trend to merge loyalty applications and smart cards on a common loyalty platform. The Patents and the associated software we have developed are flexibly designed to meet expected device evolution from current smart-card technology to the next generations of portable smart-chip devices, including cellular telephones, personal data assistants or similar devices. We believe that the Patents provide substantial barriers to those who wish to enter into the loyalty driven, portable device, smart-chip device payments marketplace without benefit of our Patents. Part of our business plan is to expand, protect and enforce the Patents.

         With the assistance of experienced intellectual property legal counsel and other experts, we are developing and implementing a strategy to protect our Patents and realize on their long-term potential. In some instances, unknowing infringement may be an opportunity for business development. In other instances, infringement may require aggressive legal action. We have reached an agreement with a law firm under which it will assist us in protecting our Patents and other intellectual properties and will seek payment only out of any recoveries, without any initial expenditure by us.

     Trademarks, Copyrights and Trade Secrets

         We also rely on the protections afforded our intellectual property under copyright, trademark and trade secret laws. We market or may market products or services under the following trademarks:

         o        e-llegiance(tm) for our smart-card-based loyalty applications;

         o LoyaltyCentral(tm) for our loyalty program management, transaction processing and accounting centralized processing services;

         o Loyalty by Design(tm) loyalty-program-based consulting services; and

         o SmartBank(tm) for specialized products services for marketing to the financial services and banking industries.


Research and Development Program


         We spent approximately $3,746,000 and $1,993,000 on research and development during 2000 and 1999, respectively, and approximately $4,742,000 and $3,200,000 during the nine months ended September 30, 2001 and 2000, respectively. We believe our software and systems technologies are developed to the point where they are readily adaptable to a broad range of market applications. Further development, with the exception of the integration of loyalty with payments processing, has been de-emphasized pending further definition by market and process alliances. We will seek co-funding of additional development by venture partners based on defined cost/revenue sharing models. We intend to continue our development program, in particular for the integration of loyalty with payments processing. Our business plan calls for the expenditure of approximately $4.7 million for software and systems development, subject to available funding. To the extent that such development can be funded in part by venture or alliance partners, our requirements for this development budget would be reduced. See Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.


Competition and Regulation


         Today, we believe our main competition is from companies that provide loyalty programs, which are either paper based or use an electronic payment card that is imbued with a magnetic strip. There is a substantial business segment and revenues built around these traditional methods. Our analysis of the electronic payments industry causes us to believe that over the next few years there will be a substantial replacement of magnetic-strip payments cards with smart cards and other smart-chip devices. We also believe that loyalty will be an important part of the cultural change necessary to cause this conversion and that smart-chip devices offer significant potential increases in the power and flexibility of loyalty programs. As a result, we believe those companies providing loyalty programs may be forced to deal with our Patents in situations where the Patents apply. Dealing with the Patents will require that such companies do one of the following: (1) license our Patented technology, (2) continue to operate in breach of the Patents, or (3) not take full advantage of the extensive power offered by smart-chip technology for processing of loyalty.


         To the best of our ability to determine, we believe that we are not subject in any material way to any federal, state or local regulation other than regulation that uniformly applies to any business of our size and type.

         We have no dependence on any particular customer or category of customers, and we do not expect to incur such dependence as our business grows.

Employees

         We currently have approximately 15 full-time employees, including officers and directors, consisting of seven in Salt Lake City, Utah, and eight in Orange County, California. We anticipate that we will need to hire a significant number of additional employees, including management, technical and administrative employees, in order to execute our business plan and to meet the demands of the growth we anticipate.

Risk Factors

         An investment in our common stock involves significant risks that should be considered before any investor decides to purchase or retain any of our securities. In addition to the negative implications of all information and financial data included or referred to directly in this document, as well as in other materials filed or to be filed with the Securities and Exchange Commission, you should carefully consider the following risk factors. This document contains forward-looking statements and information concerning our business and its future prospects. Those forward-looking statements should be read together with these risk factors, because these risk factors could cause actual results to differ materially from those forward-looking statements.

     Risks Related to our Financial Condition

         We may be unable to continue as a going concern.


         We are a development-stage company, have had no revenue from operations and have no operations from which revenue will be generated prior to 2002. For the year ended December 31, 2000, and the nine months ended September 30, 2001, we incurred net losses of approximately $10,486,000 and $11,743,000, respectively. We have an accumulated net loss of approximately $53,035,000 for the period from February 27, 1997, date of inception, through September 30, 2001. At December 31, 2000, we had a total net stockholders' deficit of approximately $4,798,000. Accordingly, the independent auditor's report accompanying our audited financial statements as of December 31, 2000 and 1999, included in this amendment to the registration statement, contains an explanatory paragraph about our ability to continue as a going concern. See Consolidated Financial Statements. We cannot assure that we will be successful in the plan we are implementing to negotiate with creditors to seek reductions in the total amounts owing, payment of amounts due through the issuance of securities, the extension of payment dates or other terms acceptable to the Company. See Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.


         We continue to suffer extreme shortages of working capital with significant past due obligations.


         As of September 30, 2001, we had a working capital deficit of approximately $3,016,000 and approximately $2,851,000 of our current liabilities of approximately $3,095,000 were substantially past due. Subsequent to September 30, 2001, we reduced our current liabilities by approximately $236,000 by issuing options to purchase common stock, negotiating extended payments terms, and other measures. Notwithstanding our successful efforts to obtain a conversion to equity, compromise or other agreed reduction in current liabilities, creditors with past due amounts due them may initiate litigation or undertake other aggressive collection efforts, which would further impair our ability to continue and require the reallocation of limited amounts of new capital to the payment of old liabilities, rather than advancing our business. We cannot assure that our efforts to obtain the forbearance of creditors, negotiate reduced payment amounts or reach other arrangements with creditors will be successful. See Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.


         We have incurred substantial losses since inception and expect those losses to continue.


         From February 27, 1997 (inception) through September 30, 2001, during our development stage, we incurred an accumulated deficit of approximately $53,035,000, which we expect will continue to increase until at least late 2002, even though we expect that we may begin to generate revenues from operations earlier in 2002. See Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.


         We need additional funds in order to continue.


         We have no revenues from any source and are completely dependent on the receipt of funds from external sources to be able to continue. Currently, our recurring expenditures are approximately $750,000 per quarter for general, administrative and other recurring operating expenses and payment obligations. We expect that our general, administrative and other recurring operating expenses will increase substantially as we accelerate and expand our business activities, satisfy increased reporting and stockholder communications obligations under the securities laws and seek needed additional capital required for our proposed business. We cannot assure that we will be able to obtain funds required to continue. In addition to capital required to continue, we will need substantial amounts of additional equity capital in order to implement our business plan fully. We may also rely increasingly on strategic alliances with others that may assume responsibility for financing specific required development tasks; thus, reducing our financial requirements for the exploitation of our intellectual properties. See Part I. Item 2. Management's Discussion and Analysis or Plan of Operation.

         We are in default in our payment obligations to IBM, an important strategic partner.

         Since the payment we made for October 2001, we have not made monthly payments of $70,000 each to IBM under an obligation compromise reached in June 2001. Failure to make these required payments results in interest charges of 2% per month on the remaining payments. IBM continues to assign programmers to our work and to bill us for current services under our ongoing working arrangement to complete work for our Scotiabank project. If IBM were to withhold such services, we would be required to make alternative arrangements for completing this required work. Further, IBM has the right to take such action as it deems warranted to seek collection of the entire $1,060,000 due it under the June 2001 agreement. Notwithstanding the above, IBM continues to negotiate a teaming agreement, including service and marketing agreements with us, under which IBM will provide the host computer for our LoyaltyCentral(tm)centralized processing system, and has recently provided draft agreements that we are now reviewing. We believe that the involvement of IBM as a strategic partner in providing the host computer for our centralized processing system may be an important marketing benefit to us. This marketing benefit may be jeopardized if we continue to be unable to meet our financial obligations to IBM.


         Our common stock is subject to substantial dilution.

         Our common stock is subject to substantial dilution because we may further dilute the interests of our stockholders or impose burdensome financial restrictions on our business in order to obtain additional capital on satisfactory terms, if available.

     Risks Related to our Business

         We are dependent on establishing marketing or other relationships within our industry.

         In order to market our products effectively, we will depend on establishing marketing and other relationships with other members of our industry that will distribute smart cards, either as replacement for existing credit cards or to new users, and provide software to facilitate merchant and related processing, applications, security, point-of-sale devices and other support systems. In addition to the limited number of such relationships that we have established or are currently exploring, we expect that it will be necessary to identify a number of new industry participants that may enable us to continue to expand our marketing efforts. Our continuing ability to benefit from our strategic relationships depends on the financial and technical strength of our partners, their marketing efforts and our joint abilities to cooperate effectively. Each of our strategic partners has, and will continue to have, other activities and opportunities in which we will not participate and which may compete for the resources and priorities of our partners. The termination or deterioration of any of our strategic relationships may have an adverse effect on our operations.

         We are dependent on the rate and extent of widespread adoption of smart cards and loyalty programs.

         Our ability to generate significant revenues is dependent upon the rate and extent of widespread acceptance of smart cards, both for newly issued cards and as replacements for existing credit cards. Such adoption will depend first on the commitment of credit card issuers, processing firms and merchants to issue smart cards. Issuing smart cards will require credit card issuers, transaction processors and merchants to incur additional costs and change their current method of operations, with attendant risks.

         The widespread adoption of smart cards by credit card users will depend on their willingness to absorb any increased card issuance and transaction processing fees that may be passed on to them and to adapt to the additional features available on a smart card.

         Because we have only limited protection of our proprietary technology and intellectual property rights, others may copy them and harm our ability to compete.

         Our operations could be materially and adversely affected if we are not able to protect our Patents, proprietary software and other proprietary intellectual property rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, nondisclosure and other contractual arrangements and technical measures to protect our proprietary rights. Nevertheless, we could be negatively affected if our competitors were to incorporate this technology into their products successfully.

         Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain or use information that we regard as proprietary. We could be negatively affected if our means of protecting our proprietary information are inadequate. We may also be unable to deter misappropriation of our proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Furthermore, our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

         We may not be successful in avoiding claims that we infringe on others' proprietary rights and could be required to pay judgments or licensing fees.

         Although we believe that our Patents, proprietary software, services and products do not infringe on the intellectual property rights of others, we cannot prevent someone else from asserting a claim against us in the future alleging violations of their proprietary rights. In the ordinary course of our business, third parties may claim that our services infringe on their patent, copyright or trademark rights. Third parties making infringement claims may have significantly greater resources than we do to pursue litigation, and we cannot be certain that we will prevail in any infringement action.

         Infringement claims, whether with or without merit, could be time-consuming, distract management, result in costly litigation, delay the introduction of new products or services or require us to enter into royalty or licensing agreements. As a result of an infringement claim, we could be required to discontinue use of a specific technology, trade name or service mark. In these instances, it could be expensive for us to develop or buy replacement technology or market a new name. Consequently, whether justified or not, infringement claims could have a negative effect on our business, financial condition and results of operations.

         If we cannot keep up with changes in technology, we may be unable to attract and retain customers.

         The smart card and electronic loyalty business is in an early stage of its development and changes constantly and substantially. These changes include, among others:

                o rapid technological advances;

                o evolving industry standards in point-of-sale hardware;

                o changes in customer requirements; and

                o frequent new product introduction and enhancements.

To be successful, we must develop and use current technologies effectively and continue to satisfy customer needs on a timely and cost-effective basis. As we continue to implement our business plan, including our development program, we may not successfully keep up with the new products and technological advances of others. We cannot guarantee that potential customers will accept our products and technologies or that they will not choose to use our competitors' products and technologies. If we are unable to develop and market new products and product enhancements that achieve market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

         Competition in the electronic loyalty industry may prevent us from successfully implementing our business plan.

         We expect to face substantial and increasing competition in the electronic loyalty industry. To penetrate the market and compete successfully, we will have to respond promptly and effectively to technological changes. We will also have to respond to our competitors' innovations and provide low cost products. Some of our potential competitors will be likely to have greater name recognition and financial, marketing, service, support and technical resources than we will. As a result, our competitors may be able to respond more quickly than we will to new or emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of products than we will, either alone or through our strategic relationships. Further, the effect of competitive pricing pressures on the profit margins we anticipate may have a material adverse effect on our business, financial condition and results of operations. Our potential competitors may make acquisitions or establish alliances among themselves. These acquisitions or alliances could increase the ability of competitors' products to address the needs of our prospective customers and could have a material adverse effect on our ability to form strategic alliances in the future.

         If we provide software that is unreliable, we could lose customers and potential revenue.

         Computer software may contain known and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following introduction of new software or of enhancements to existing software. Although we will attempt to resolve all errors we believe our customers would consider serious, no technology is error-free. Undetected errors or performance problems may be discovered after customers begin using our software. This could result in lost revenues or delays in customer acceptance and could be detrimental to our reputation, which could harm our business, operating results and financial condition.

         We will be exposed to the risk of product liability.

         The implementation of our business plan entails risks of product liability. We will seek to obtain product liability insurance, either alone or through our strategic relationships, but there can be no assurance that we will be able to obtain such insurance or, if we are able to do so, that we will be able to do so at rates that will make it cost effective. Any successful product liability claim made against us could substantially reduce or eliminate any economic return to us or our stockholders and could have a significant adverse impact on our future.

         If we become subject to service-related liability claims, they could be time consuming and costly to defend.

         Because our customers will use our products and services for applications such as data and customer information control, any errors, defects or other performance problems could result in financial or other damages to our customers. They could seek damages for losses from us, which, if successful, could have a material adverse effect on our business, operating results or financial condition. Although we intend for our agreements with customers to contain provisions designed to limit exposure to service-related liability claims, existing or future laws or unfavorable judicial decisions could negate this limitation of liability provisions. A service-related liability claim brought against us, even if unsuccessful, could be time consuming and costly to defend and could harm our reputation.

     Risks Related to our General Proposed Business

         If we are unable to retain our executive officers and attract key personnel, we may have to employ less qualified personnel and may experience high turnover costs.

         Our success depends on the continued contributions of our executive officers, particularly James A. Williams, our President and Chief Executive Officer, David J. Simon, Chairman, and Joe G. Coykendall, Senior Vice President and Chief Financial Officer. The loss or interruption of services of one or more of these persons could have a material adverse effect on our business, financial condition and results of operations.

         Our future financial results will also depend on our ability to attract and retain highly skilled technical, managerial and marketing personnel. Competition for qualified personnel is significant and intense and may intensify in the future. We compete for qualified personnel against numerous companies, including larger, more established companies with significantly greater financial resources than our own, and we have experienced and may continue to experience difficulty recruiting and retaining qualified personnel. If we are unable to hire and retain qualified personnel in the future, it could materially and adversely affect our business, financial condition and results of operations.

         If we are unable to manage our growth effectively, our business could suffer.

         Our future operating results will depend heavily on our ability to manage our business and make appropriate changes in the face of our anticipated growth and changing industry conditions. If we do not respond appropriately to growth and change, the quality of our services, our ability to retain key personnel and our business in general could be negatively affected. If we do not correctly predict our growth, our business, financial condition and results of operations could be negatively affected.

         There are certain rules applicable to our common stock as a "penny stock," and those rules may limit the liquidity and the resale of our common stock.

         The Securities and Exchange Commission, or SEC, has promulgated rules governing over-the-counter trading in penny stocks, defined generally as securities trading below $5 per share that are not quoted on a securities exchange or Nasdaq or which do not meet other substantive criteria. Under these rules, our common stock is currently classified as a penny stock. As a penny stock, our common stock is currently subject to rules promulgated by the SEC that impose additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. Further, if the price of the stock is below $5 per share and the issuer does not have $2.0 million or more net tangible assets or is not listed on a registered national securities exchange or Nasdaq, sales of such stock in the secondary trading market are subject to certain additional rules promulgated by the SEC. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons who acquire our common stock to resell their securities in any trading market that may exist at the time of such intended sale.

         A large number of our shares are currently eligible for public sale, which could cause our share price to drop.

         Sales of a substantial number of shares of our common stock in the public market, or the prospect of those sales, could adversely affect the market price of our common stock. These sales or the prospect of these sales could also impair our ability to raise needed funds in the capital markets at a time and price favorable to us.


         As of September 30, 2001, there were approximately 91.0 million shares of our common stock issued and outstanding. We believe that approximately 65.0 million of those issued and outstanding shares are eligible for sale in the public market.


         Our stock price is subject to significant volatility.

         There is currently an extremely limited trading market for our common stock and there can be no assurance that any regular trading market for our common stock will develop or, if developed, will be sustained. The trading prices of our common stock could be subject to wide fluctuations in response to:

         o        quarter-to-quarter variations in our operating results;

         o        material announcements of technological innovations;

         o establishment of significant strategic partnerships by us or our competitors or providers of alternative products or services;

         o terminations or other adverse changes in our strategic relationships; and

         o        other events or factors, many of which are beyond our control.

         In addition, the stock market as a whole and our stock in particular have experienced extreme price and volume fluctuations. Such fluctuations are often unrelated to the performance of the related corporations. Our operating results in future quarters may be below the expectations of market makers, securities analysts and investors. In any such event, the price of our common stock will likely decline, perhaps substantially.

         We do not have a history of paying dividends and do not expect to do so in the future.

         We have not paid any cash dividends in the past. We do not plan to pay dividends on our stock in the future, even if we were to become profitable. Earnings, if any, are expected to be used to expand our marketing efforts, further develop our products and services and fund requirements for general corporate purposes, rather than for dividends to holders of common stock.

         There are substantial options outstanding that may limit our ability to obtain financing in the future and that may be exercised when the effect would be to depress the market price of the common stock.

         We have issued and outstanding options to purchase up to an additional 16,129,941 shares of common stock at a weighted average exercise price of $0.23 per share. The existence of such options may prove to be a hindrance to future financing, and the exercise of options may further dilute the interests of the stockholders. The possible future resale of common stock issuable on the exercise of such options could adversely affect the prevailing market price of our common stock. Further, the holders of options and warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

         We may have incurred contingent liabilities in connection with our previous sales of common stock, in which we may have issued securities without an available exemption from registration under the Securities Act of 1933.


         Through September 30, 2001, we have issued an aggregate of approximately 91,068,000 shares of common stock for cash, services and other consideration, including an aggregate of approximately $5,730,000 from shares issued for cash, in reliance on exemptions from registration under the Securities Act of 1933. Unless the sales of the shares qualify for an exemption from registration, either pursuant to Regulation D promulgated under the Securities Act or otherwise, the investors would have the right to rescind their purchase of the common stock if they should desire to do so. Since compliance with exemptions from registration is highly technical and quite difficult, it is possible that if an investor should seek rescission, he or she would succeed. A similar situation prevails under state law in the states where the common stock may have been offered without registration in reliance on specific exemptions from registration that require compliance by us with stringent filing requirements or other conditions, some of which must be satisfied prior to making an offer in a specific state. If a number of investors were successful in seeking rescission, we would face their financial demands, which could have an adverse effect on the nonrescinding investors and us. Inasmuch as the basis for relying on exemptions from registration is factual, depending on the conduct of the Company and persons contacting prospective investors and making the offering, we have not received a legal opinion to the effect that any offer and sale of securities has been exempt from registration under any federal or state law. Instead, we have relied on the operative facts, as documented by us, as our basis for such exemptions. No investor has sought rescission or made a claim for damages. The applicable statutes of limitations under federal and state securities laws require that lawsuits seeking rescission be commenced within a specified time after the date of the sale or the investor's discovery of the violation. We cannot assure that the applicable statute of limitations would preclude investors from obtaining rescission should they choose to do so.


         We may also be subject to civil or other enforcement or remedial actions by federal and state authorities that, upon review, may conclude that an exemption from registration was not available for various transactions in which we offered and sold securities. We have not been advised of any inquiry or investigation by any federal or state securities agency, but we cannot assure that such investigation may not be initiated in the future. If such inquiry or investigation were to result in an agency determination that action should be brought against us, we may incur costs of investigating and defending our position. Any finding in an administrative action or court proceeding that we have violated the law would impose on us the obligation to disclose such violation and may impair our ability to seek financing in reliance on certain exemptions from registration under applicable federal and state securities laws.

        ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         You should read the following discussion and analysis in conjunction with our consolidated financial statements included in this filing. The following information contains forward-looking statements. See Special Note about Forward-Looking Information. Our activities are subject to significant risks. See Part I. Item 1. Description of Business: Risk Factors.

         The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our financial condition. This discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein.

Historical Results

     Results of Operations


         We have been in the development stage during the period since inception. See Note 1 of Notes to Consolidated Financial Statements for a discussion of the reverse merger accounting. Our results of operation reflect the operating history of IC One, Inc. for periods prior to the time IC One, Inc. was acquired in September 1999. From our inception until December 31, 2000, we incurred total expenses of approximately $39,591,000, including approximately $14,905,000 for research and development leading to creation of our patents, software and intellectual property. We expect to achive technical feasibility of our software by the end of the first quarter of 2002. Of the approximately $39,591,000 of expenses, approximately $23,676,000 represents the value of compensation for services or interest expense paid in kind with common equity. The balance of the expenses was funded through the sale of securities and through increases in liabilities.

         During 2000, we incurred total expenses of approximately $9,116,000, compared to approximately $7,678,000 in 1999. The year 2000 expenses include approximately $3,568,000 of noncash expense related to accounting for stock option compensation, as compared to no stock based compensation in 1999. Comparable other expenses, excluding the stock option compensation, were approximately $5,548,000 in 2000, as compared to $7,678,000 in 1999. Total expenses were approximately $12,513,000 for the nine months ended September 30, 2001, as compared to approximately $6,685,000 for the comparable period in 2000. Included in the nine months ended September 30, 2001 figures were approximately $6,299,000 of noncash expense related to the accounting for additional vesting of stock options, compared to approximately $3,240,000 for this expense in the nine months ended September 30, 2000. Excluding this noncash item, expenses increased approximately 80% from the comparable period in 2000. At the current time, we are operating at a level that requires approximately $250,000 per month, including minimum amounts for reduction in the past-due liabilities of our subsidiary, IC One, Inc.


     Current Liabilities and Debt Reduction Plan


         We have experienced severe cash shortages and inability to pay our obligations on a timely basis. Through December 31, 2000, we had incurred approximately $4,660,000 of unpaid current liabilities, including $1,970,000 payable to IBM and $982,000 owed to affiliates who are officers or directors of the Company. Since December 31, 2000, we reached negotiated settlements to reduce liabilities by a total of $2,223,000, including certain amounts accrued after December 31, 2000. See below and Note 16 of Notes to Consolidated Financial Statements for an additional description of these transactions. Approximately $2,851,000 of current liabilities reflected at September 30, 2001, are substantially past due and are not subject to any formal forbearance agreement. Substantially all of these amounts are liabilities of our subsidiary, IC One. In the event demands are made upon us or our subsidiary that cannot be met and the associated creditors successfully pursue collection actions, we or our subsidiary could be exposed to additional costs of legal fees, interest or penalties, and may be forced to take other defensive actions, including seeking protection under the bankruptcy laws.

         We estimate that, at the date of this filing, our current liabilities total approximately $3,091,000, including approximately $1,060,000 payable to IBM and $337,000 owed to officers or directors. The remaining approximately $1,694,000 of current liabilities are to vendors and other unaffiliated creditors. Substantially all of this amount is past due and represents remedial liabilities incurred by IC One, Inc., our wholly owned subsidiary acquired in 1999.

         In June 2001, we agreed with IBM to reduce the balance of the amount payable to it by $770,000 and to pay the $1,200,000 balance over as long as 15 months, starting in September 2001. The amounts expected to be paid will increase from $70,000 per month in September 2001 to as much as $90,000 per month through December 2002. Because of our ongoing shortages of working capital, we have not made monthly payments to IBM under this arrangement due in November 2001 and thereafter. Failure to make these required payments results in interest charges of 2% per month on the remaining payments. IBM continues to assign programmers to our work and to bill us for current services under our ongoing working arrangement to complete work for our Scotiabank project. If IBM were to withhold such services, we would be required to make alternative arrangements for completing this required work. Further, IBM has the right to take such action as it deems warranted to seek collection of the entire $1,060,000 due it under the June 2001 agreement. We are also negotiating a teaming agreement with IBM, under which IBM will provide the host computer for our LoyaltyCentral(tm) centralized processing system. We believe that the involvement of IBM as a strategic partner in providing the host computer for our centralized processing system may be an important marketing benefit to us. This marketing benefit may be jeopardized if we continue to be unable to meet our financial obligations to IBM.


     External Funding


         We have been able to raise capital through the issuance of our common stock and convertible debt securities through private placements. During 2000, we raised approximately $3,233,000 from the issuance of securities, including the value of goods and services obtained (other than stock option compensation amounts) and the amounts of debt and associated interest expense paid by the issuance of common stock. We obtained cash from financing activities of $2,195,000 in 2000 and $1,668,000 in 1999. During the nine months ended September 30, 2001, financing activities provided cash of $1,068,000.

         Since September 30, 2001, we have issued for cash an additional $1,213,000 in aggregate principal amount of limited recourse promissory notes, convertible into common stock. The convertible notes bear interest payable in additional shares of common stock and have no mandatory repayment requirements. See Notes 7 and 16 (related to periods ended December 31, 2000) and Notes 3 and 6 (related to periods ended September 30, 2001) of Notes to Consolidated Financial Statements for a further description of the terms of these transactions.


Plan of Operation


         Our plan of operation focuses primarily on the continued building of business and marketing alliances and revenue channels for our intellectual property and products as more fully described in Part I. Item 1. Description of Business. We will also actively commence increased marketing efforts with specific customers including smart-card issuers, providers of payments processing services and providers of hardware and software products to the industry. We will actively continue our program of integrating and licensing our software products with other applications related to electronic payments.

Successful completion of contracts for the delivery of software products will require additional customization and enhancement. Our business plan anticipates a substantial increase in the demand for software products and services related to the use of smart-chip devices in electronic payments. At the same time, the use by electronic payments providers of smart-chip devices will increasingly come within the bounds of our patented intellectual property. We believe this may provide substantial opportunity for intellectual property licensing revenues commencing during 2002.


         In summary, we project substantial expansion of smart-card loyalty programs in North America that we hope will enable us to complete new marketing and licensing arrangements that may lead to revenue during 2002. We do not expect, however, that these arrangements would result in revenues sufficient to cover operating costs prior to late 2002 or later.

         We believe that in order to adequately pursue our plan of operation and meet our business and software development needs, we would need to hire up to 20 new employees in the year 2001. Our ability to obtain such people depends on our ability to obtain necessary capital. We do not expect to purchase or sell any material plant or equipment in the foreseeable future. See Notes to Consolidated Financial Statements-Subsequent Events regarding the sale of our interest in a real estate joint venture acquired in 1999.


         We believe our software and systems technologies are developed to the point where they are readily adaptable to market applications. Further development, with the exception of the integration of loyalty with payments processing, has been delayed pending further definition by market and process alliances. We expect product integration and enhancements will be partly co-funded by venture partners based on agreed cost/revenue sharing models and, in some cases, by the issuance of common stock or other securities. We are continuing our product enhancement program, in particular for the integration of loyalty with payments processing. Of the $10.0 million of new capital required as described below, we expect that as much as $5.0 million would be expended for the further enhancement of technology, associated patents and for the integration of application software into customer requirements. To the extent that such work can be funded in part by venture or alliance partners, this budget would be reduced.


     Financing Program


         We currently have no revenue from operations and do not expect to receive significant revenue until late 2002 or later. We currently require approximately $250,000 per month, or $3.0 million per year, to continue at current operating levels, including minimum amounts for reduction of past due liabilities of our subsidiary, IC One. In addition, we estimate that we will require as much as $7.0 million of funds over the next 12 months in order to implement our marketing plan, including research and development expenses associated with integrating and enhancing our technologies and other operating expenses as contemplated by our plan of operation.

         Based on our analysis of our marketing efforts to date, we believe that we may begin receiving sufficient revenue in approximately the third or fourth quarter of 2002 to meet our minimal requirements, but that time may be delayed if we are unable to raise necessary capital timely or if we experience unexpected delays in generating revenues. Prior to the time when we have sufficient internally-generated funds, we expect to raise funds through the sale of additional securities or through strategic alliances or joint venture arrangements with established companies in order to meet such needs. We cannot assure that we will be able to complete such sales of securities or arrangements. If externally provided capital is not sufficient or if our receipt of revenue is unexpectedly delayed, we may be unable to continue.


         We are actively seeking to obtain through private placement of equity and or debt securities at least $10 million of additional capital.

     Investment Banking Group Retained

         We have retained WestPark Capital Partners, LLP, or WestPark, as a business and financial advisor. WestPark, with offices in California and Hong Kong, will advise us on organizational and financial matters and will assist us in pursuing necessary financing and strategic/financial relationships leading to obtaining capital as described above. Over the next few months, we expect to evaluate and possibly pursue a small number of selected business combination or joint venture alternatives identified by WestPark that involve established companies with business interests that are related to or strategic to our business.

         Following its engagement, WestPark advised that pursuing these possible funding/joint venture arrangements may require reorganization of our operations, including the possible creation of an operating subsidiary. WestPark also identified the need for us to substantially reduce our liabilities, to provide improved incentives in order to attract and retain critical management resources during the period prior to the time when we achieve adequate funding for our operations, and to create a new context and marketing image for our smart-card-based loyalty systems. Most of these recommendations have been or are being implemented.


         Neither WestPark nor any other person or firm has agreed to provide us with any required external funding, other than as described in Part II. Item 4. Recent Sales of Unregistered Securities.


Going Concern

         As noted in Note 2 of Notes to Consolidated Financial Statements, the substantial amount of current liabilities, the absence of revenues in the near term and the need for substantial amounts of capital necessary for our plan of operation, collectively, raise doubt about our ability to continue as a going concern.


         Management's plans with respect to these matters include continuing to restructure or renegotiate current liabilities, issuing additional debt or equity securities in order to raise additional funds and ultimately generating revenue from the marketing plan now being implemented. In the event we are unable to raise necessary funds from external sources, we will seek additional forbearance agreements, continue to defer executive employee compensation and seek to obtain necessary services through the issuance of common stock. Management expects to incur substantial additional losses for the foreseeable future, even if we are able to begin generating revenue during 2002. We will also rely increasingly on strategic alliances with others that might assume responsibility for financing specific required product customization or enhancement tasks; thus, reducing our financial requirements for the exploitation of our intellectual properties.

         Based on management's analysis of the rate of advancement of the smart-chip-based electronic payments industry, the financial and operating plans described above, our historic ability to obtain capital through the sale of securities and our successful plan to reduce by negotiation our current liabilities, we believe that we will be able to continue.

                         ITEM 3. Description of Property


         Our principal executive offices are located at 26800 Laguna Hills Drive, Suite 100, Aliso Viejo, California, where we sublease approximately 400 square feet of office space and related use of office furniture and equipment as well as receptionist services on a month-to-month basis from an unrelated party at $4,800 per month.

         We also have offices at 740 East 3900 South, Second Floor, Salt Lake City, Utah 84107. Until March 2001, we owned the building jointly with other unrelated parties. At that time, we were unable to continue with our portion of payments for the building purchase, and we sold our share of the building to the other owners for forgiveness of our past-due payments and rent-free continued tenancy through September 2001. We are currently negotiating for a six-month lease that would take us through March 2002, at approximately $2,145 per month. We believe these offices, representing approximately 25% of the space formerly occupied, are adequate for our near term needs in the Salt Lake City area.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth, as of January 31, 2002, the name, stockholdings and address of each person who owns of record, or was known by us to own beneficially, 5% or more of the 99,680,678 shares of common stock then issued and outstanding and the name and stockholdings of (1) each director, (2) each person named as an executive officer in the summary compensation table who is not now a director, executive officer or principal stockholder, and (3) all executive officers and directors as a group. Unless otherwise indicated, all shares consist of common stock and all such shares are owned beneficially and of record by the named person or group:

                 Name of Person or Group                     Nature of Ownership        Amount        Percent(1)
                 -----------------------                     -------------------        ------        ----------
Principal Stockholders:
  James E. Biorge.......................................     Common Stock             12,464,488(2)     12.5%
    888 Heartwood Circle                                                              ----------
    Fruit Heights, Utah  84037

  David J. Simon........................................     Common Stock(3)           4,092,839         4.1
    740 E 3900 S, Second Floor                               Exercised Options(4)      3,007,789         3.0
    Salt Lake City, Utah  84107                              Options(3)                2,113,594         2.1
                                                                                       ---------
                                                                                       9,214,222         8.5

  James A. Williams.....................................     Common Stock                110,000         *
    740 E 3900 S, Second Floor                               Exercised Options(4)      2,500,000         2.5
    Salt Lake City, Utah  84107                              Options                   2,229,970         2.2
                                                                                       ---------
                                                                                       4,839,970         4.6

Directors:
  David J. Simon........................................               ----------See above----------
  James A. Williams.....................................               ----------See above----------
  Joe G. Coykendall.....................................     Common Stock                 35,000         *
                                                             Exercised Options(4)      1,000,000         1.0
                                                             Options                   1,962,500         1.9
                                                                                       ---------
                                                                                       2,997,500         2.9
  Peter J. Bennee.......................................     Common Stock(5)           2,165,065         2.2
                                                             Exercised Options(4)        600,000         *
                                                             Options                   1,169,500         1.2
                                                                                       ---------
                                                                                       3,934,565         3.8
  Paul E. Christensen...................................     Common Stock(6)           1,470,000         1.5
                                                             Exercised Options(4)        100,000         *
                                                                                      ----------
                                                                                       1,570,122         1.6
 Other Named Executive Officer Not Current Director,
    Executive Officer or Principal Stockholder
    Arthur D. Bennett...................................     Common Stock                     --        --

                                       31

 All Executive Officers and Directors as a Group
      (9 persons):......................................     Common Stock              8,344,469         8.4
                                                             Exercised Options(4)      9,957,789        10.0
                                                             Options                  15,220,564        13.2
                                                                                      ----------
                                                             Total                    33,522,822        29.2
                                                                                      ==========

* Less than 1%.

(1) Calculations of percentages of ownership for each person or group assumes the exercise of options held by that person or group to which the percentage relates, including options not yet fully vested.
(2) Includes shares in the names of Mr. Biorge's family trust and other affiliates. We have retained possession of certificates for 11,503,138 shares pending resolution of claims involving Mr. Biorge. See Part II. Item
     2. Legal Proceedings.
(3) Includes 954,220 shares owned by trusts for the benefit of children. Also includes 314,730 shares and options to purchase 58,594 shares not in Mr. Simon's name, but over which he may be deemed to share voting and dispositive power, although Mr. Simon disclaims beneficial ownership of such options and shares.
(4) Consists of shares issued on the exercise of options, with the exercise price payable pursuant to a nonrecourse promissory note and with the stock held by us pending payment of the note on or before December 31, 2004, at which any unpaid shares and any balance due on the notes will be canceled. See Part II. Item 6. Executive Compensation: Aggregate Options/SAR Exercises and Fiscal Year-End Options/SAR Values.
(5) Includes 2,090,065 shares not in Mr. Bennee's name but over which he may be deemed to share voting and dispositive power.
(6) Includes 570,000 shares in the name of Mr. Christensen's spouse, over which he may be deemed to share voting and dispositive power and 500,000 shares being purchased at $1.38 per share pursuant to a nonrecourse promissory note payable from the net proceeds from the sale of such shares, but in any event by June 30, 2002, in which case the unpurchased shares and the unpaid balance of the note will be canceled.

      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

         Our articles of incorporation provide for the election of the entire board of directors at each annual meeting of stockholders, with each director to serve until the next annual meeting and until such director's successor is elected and qualified. Officers are elected and serve at the pleasure of the board of directors.

         The following table sets forth the name, age and position of each of our current directors and executive officers:

          Name          Age                       Title
--------------------  -------  -------------------------------------------------

David J. Simon          53     Chairman of the Board of Directors
James A. Williams       55     Director, President and Chief Executive Officer
Joe G. Coykendall       56     Director, Sr. Vice President, Treasurer/Chief
                               Financial Officer
Peter J. Bennee         49     Director, Sr. Vice President and Secretary
Paul E. Christensen     61     Director
Richard T. Hauge        55     Sr. Vice President
John D. Hipsley         47     Sr. Vice President
Philip J. Voelker       53     Sr. Vice President
Donna M. Kreutz         55     Vice President


     The principal occupation, title and business experience of our executive officers and directors during the last five years, including the names and locations of employers, are indicated below.

     David J. Simon has been a director since November 1998 and Chairman of the Board since May 1999. He served as Chief Executive Officer from May 1999 until July 1999, and again from November 1999 until March 1, 2001. He served as President and Chief Executive Officer for R & D Technology, Inc., a Nevada company that he helped found, from its inception August 31, 1998, until it was acquired by us in November 1998. In all of Mr. Simon's employment in the past five years, he was involved in the architecture, design, development, maintenance and management of computer programs, software applications and systems. His career, including as an employee and as a consultant, has been involved with leading-edge computing technology and spanned many diverse industries including banking, healthcare, manufacturing, stock exchange and telecommunications. From May 1997 through August 1998, Mr. Simon served as a contract consultant to Perot Systems, where he was the technical lead for the development of management systems related to wholesale energy contracts by Southern California Edison Company. Prior to that and from September 1993, he served as a contract consultant to PacificCare Health Systems leading large system implementation and research and development proof of concept projects. He also served as an employee or technical consultant and project lead for Pacific Stock Exchange, Bank of America, USWest Network System, Seattle First National Bank, Electronic Data Systems, and numerous US government defense organizations.

     James A. Williams became a director in November 1999 and Chief Executive Officer in March 2001. He has more than 30 years experience in information technology management in the financial service and healthcare industries. His information systems experience encompasses the design, implementation and support of both large scale, high volume and distributed (client server) transaction processing systems. From June 1993 until March 2000, he served as Chief Information Officer and Senior Vice President of one of the nation's leading healthcare services companies, PacifiCare Health Systems, Santa Ana, California. PacifiCare is a company with 8,900 employees, 3.7 million members and annual revenues of $10 billion, where he directed the activities of Systems Development, Data Center Operations, Voice and Data Telecommunications and Office Services. He also served as a member of PacifiCare's Senior Council, which set company direction. Other previous positions include senior information services posts with: Sanwa Bank, Los Angeles, California, June 1992 to June 1993; Security Pacific Bank, Los Angeles, California, April 1988 to June 1992; Citibank, Sioux Falls, South Dakota, April 1984 to April 1988; Merchants National Bank & Trust Company, Indianapolis, Indiana, December 1972 to April 1988; RCA Corporation, Indianapolis, Indiana, August 1966 to December 1972.

     Joe G. Coykendall joined the Company as Sr. Vice President and Chief Financial Officer in May 2000 and was appointed to the board of directors in July 2000. Mr. Coykendall has more than 25 years of experience in executive and financial management positions for corporations. Prior to joining the Company and following September 1999, Mr. Coykendall served various clients as a consultant in corporation finance. From June 1998 through September 1999, he served as Manager and Chief Financial Officer of Camber Flight Simulation, L.C., a New Mexico-based manufacturer of computing hardware and software for complex flight training devices. He also served as a financial consultant to Air Safety International L.C., the parent company to Camber Flight Simulation, LC. From July 1995 through June 1998, he was Chief Financial Officer of AlphaMation Inc., a Salt Lake City manufacturer of simulation equipment. Mr. Coykendall served as Managing Director, a Member of the Management Committee and a corporate director of Financial Security Assurance, a New York City-based financial guaranty firm. Until 1989, he was a Sr. Vice President, Chief Financial Officer and a director of Tucson Electric Power Company, an Arizona utility company. He also served as President and Chief Executive Officer of a group of investment companies owned by Tucson Electric Company, Tucson, Arizona. Mr. Coykendall has served on the board of directors of numerous public companies, including Tucson Electric Power Company Inc., Financial Security Assurance, Inc., the Foothill Group, Inc., Tucson Resources Inc., Sierrita Resources Inc., the Arizona Commerce Bank, Inc., and Union Planters Bank, Inc.

     Peter J. Bennee is a co-founder of IC One, Inc. and, since its inception in February 1997, has served in various capacities including Corporate Secretary, Director and Senior Vice President. Since IC One's acquisition by the Company in September 1999, Mr. Bennee has been Senior Vice President and Corporate Secretary. He also served as a director from November 1999. From November 1995 through February 1997, Mr. Bennee was Chief Executive Officer of The Regent Group, a Salt Lake City, Utah real estate company. From February 1993 until November 1995, Mr. Bennee was President of AlphaMation, Inc., a Salt Lake City-based manufacturer of entertainment and aviation simulation equipment, which he co-founded. Previously, Mr. Bennee was President and Chief Executive Officer of The Regent Group, in Honolulu, Hawaii, and Chairman and Chief Executive Officer of Hawaii Federal Mortgage Corporation, Honolulu, Hawaii, a commercial and residential mortgage brokerage company.

     Paul E. Christensen has been a director of the Company since September 1999. Prior to that, he served as a director of IC One, Inc. from April 6, 1999, until the Company acquired it in September 1999. Mr. Christensen has had over 30 years of real estate experience. From July 1995 until July 2001, Mr. Christensen has served as a Realtor for Prudential Realty Associates. In this position, he managed commercial and investment brokerage. He is currently the managing director of WESPAC Holdings L.C., a commercial real estate development and management company. He previously served as Vice President of Island Homes, one of the oldest residential real estate sales company in Hawaii for over ten years, and has specialized in all phases of commercial and residential real estate in the United States and around the world. Mr. Christensen has a Master's Degree in Accounting with a specialty in taxes from Brigham Young University in 1966.

     Richard T. Hauge joined the Company in January 2000 in his current capacity. Mr. Hauge has a long history in the development of the smart-card industry. Prior to joining the Company, Mr. Hauge was employed by CardOne Corporation, a company that he co-founded, from February 1993 through October

1996. From October 1996 until October 1999, Mr. Hauge was employed by SmartTrac, an affiliate of OSI Group Services U.K. Ltd., which he also co-founded. At SmartTrac, he was responsible for initiating several global electronic payment projects including Visa France, Visa Canada and the development of Asia Pacific. In September 1998, Mr. Hauge became Chief Executive Officer and Chairman of the Board of Directors of CardOne Corporation, positions he held until July 2001. Since 1993, he has also served as a representative for and or consultant to numerous international smart-card projects. He is a member of the Board of Directors for the Advanced Card Technology Association in Canada.

     John D. Hipsley joined the Company in January 2000 in his current capacity. Prior to joining the Company, and from September 1998, Mr. Hipsley served as Secretary/Treasurer and member of the board of CardOne Corporation, a company that he co-founded. He is also a co-founder of SmartTrac, a consultancy affiliate of OSI Group Services U.K. Ltd., a consulting services company. Mr. Hipsley served with SmartTrac as its Director of Strategic Planning from February 1996 until October 1999. He has been a consultant for international organizations including the Visa International Open Platform Group, a unit involved with creating standards for credit and debit card software platforms, where he was a contributor to the Visa Open Platform Guide published in March 1999. Mr. Hipsley is a barrister in Australia.

     Philip J. Voelker has over 25 years of experience in technical sales, marketing and client management. He joined the Company in October 2000 in his current capacity. Prior to that, he was Sr. Vice President of Sales for the Teleservices Division of First Data Corp. (FDC) in Omaha, Nebraska. FDC is the world's leading processor of credit and debit card transactions, supplying services to more than 260 million cardholders and 2 million merchant locations. As an executive of FDC Teleservices, Mr. Voelker was involved in many aspects of corporate operational planning, and annual and long-term strategic plan development. Mr. Voelker joined FDC in 1993 and held various management and marketing positions. Prior to joining FDC, Voelker has held other senior sales and marketing positions with Nortel, CCI and Honeywell.

     Donna M. Kreutz joined the Company as Vice President of Client Services in September 1999. Prior to joining the Company as an employee, she served the Company as a consultant to marketing and sales. From June through November 1998, she served as a consultant to R & D Technology, Inc., a company acquired by the Company in 1998. Ms. Kreutz was employed as principal business analyst by PacifiCare Health Systems, Santa Ana, California, from May 1994 to September 1995. In her career, she has had leadership roles in large scale, complex implementations for the telephone, educational, healthcare and financial sectors in the application of technology in business environments working for Software Dynamics, PacifiCare Health Care Systems, Sequent Computer Systems, Tandem Computers and Computer Consoles, Inc., all in Southern California. While with Tandem, she successfully managed corporate and customer resources related to establishment of the largest relational database benchmark ever performed by the computer industry.

                        ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation

     The following table sets forth for each of the years indicated the annual and long-term compensation earned by, awarded to or paid to each person who served as a chief executive officer of the Company during either 1999 or 2000 and by each of the four other highest paid executive officers whose compensation exceeded $100,000 in either of such years:

                                                                               Long Term Compensation
                                                                        -------------------------------------
                                          Annual Compensation                    Awards             Payouts
                                   -----------------------------------  --------------------------  ---------
                                                            Other       Restricted    Securities               All Other
                          Year                             Annual          Stock      Underlying     LTIP       Compen-
       Name and          Ended                 Bonus       Compen-       Award(s)      Options/     Payouts      sation
  Principal Position    Dec. 31    Salary ($)   ($)      sation ($)      (shares)      SARs (#)       ($)         ($)
----------------------- ---------  -----------------------------------  ------------  ------------  --------   -----------
James A. Williams...      2000      $107,500  $71,520(5) $6,424,680(6)         --     3,300,000       --             --
  President (CEO)(1)

David J. Simon......      2000       120,000   71,520(5)      6,615(7)         --            --       --             --
  President (CEO)(2)      1999        75,250   28,905(5)      2,205(7)         --            --       --             --

Arthur D. Bennett...      1999        72,000              1,254,866(8)         --            --       --             --
  President (CEO)(3)

James E. Biorge.....      1999        81,000                  5,036(7)         --            --       --             --
  President (CEO)(4)      1998        77,000                  6,715(7)         --            --       --             --
                          1997        61,054                  6,155(7)         --            --       --             --

(1)  Served as chief executive officer since March 1, 2000.
(2) Served as chief executive officer between December 1, 1999, and February 28, 2000.
(3) Served as chief executive officer between April 1, 1999, and November 30, 1999.
(4) Served as chief executive officer between February 27, 1997, and March 31, 1999.
(5) Consists of the value of 5,000 shares of restricted common stock earned per month as director's fees, valued at the market price of the stock on the last trading date of the month earned.
(6) Consists of $8,430 in health insurance premiums paid by the Company and $6,416,250 for the amount by which the market price of the common stock exceeded the exercise prices of options to purchase an aggregate of 3,300,000 shares of common stock at $0.48 per share granted during 2000.
(7)  Consists of health insurance premiums paid by the Company.
(8) Consists of $6,146 in health insurance premiums paid by the Company plus $1,248,750 resulting from Mr. Bennett's purchase for $0.0005 per share on April 1, 1999, of 2,500,000 shares of IC One common stock (converted to 1,897,250 shares of Company common stock at the time of its 1999 acquisition of IC One) at a time when the fair market value of the stock was approximately $0.50 per share, based on contemporaneous transactions with unrelated parties.

Option/SAR Grants

         The following table sets forth information respecting all individual grants of options and stock appreciation rights ("SARs") made during 2000 and 1999 to the executive officers named in the summary compensation table above:

                                Individual Grants
---------------------------------------------------------------------------------------------------------------------
                                   % of Total
                                  Number of       Options/SARs
                                 Securities        Granted to
                                  Underlying       Employees        Exercise or
                                Options/SARs     During Fiscal      Base Price       Market Price      Expiration
    Name                         Granted(#)            Year           ($/share)     at Grant Date      Date
    ----                         ----------            ----           ---------     -------------      ----
2000
----

    James A. Williams                800,000(1)                       $0.48              $0.64          09/05/10
        President (CEO)              250,000                           0.48               1.94          04/01/10
                                   2,250,000(2)                        0.48               3.00          02/28/10
                                   ------------
           Total                   3,300,000          26.7%


    David J. Simon                        --          --                --               --                --
        President (CEO)

1999
----
    David J. Simon                        --          --                --               --                --
        President (CEO)

    Arthur D. Bennett                     --          --                --               --                --
        President (CEO)

    James E. Biorge                       --          --                --               --                --
        President (CEO)

(1)  Options vest one third per year, commencing December 31, 2000.
(2)  Options vest one fourth each six months, commencing September 1, 2000.

Aggregate Option/SAR Exercises and Fiscal Year-End Option/SAR Values

         The following table sets forth information respecting the exercise of options and SARs during 2000 and 1999 by the executive officers named in the summary compensation table above and the fiscal year end values of unexercised options and SARs:

                                                                                Number of
                                                                               Securities            Value of
                                                                               Underlying           Unexercised
                                                                               Unexercised         In-the-Money
                                                                           Options/SARs at FY   Options/SARs at FY
                                       Shares                                    End (#)              End ($)
                                    Acquired on                               Exercisable/         Exercisable/
                     Name           Exercise (#)      Value Realized ($)        Unexercisable        Unexercisable
-------------------------------------------------     ------------------   ---------------------------------------
2000
----
  James A. Williams                        --                   --            3,300,000/--              --/--
    President (CEO)                                                           ------------              -----

  David J. Simon                           --                   --            6,778,000/--         $1,235,985/--
    President and Chairman

1999
----
  David J. Simon                           --                   --             6,778,000/--        $5,778,245/--
    President (CEO)

  Arthur D. Bennett                        --                   --                 --/--                --/--
    President (CEO)

  James E. Biorge                          --                   --                 --/--                --/--
    President (CEO)

         In July 2001, we granted to executive officers and directors ten-year options to purchase an aggregate of 9,190,000 shares of common stock at $0.10 per share in consideration of the cancellation of an aggregate of $919,000 in amounts payable to them, including options to purchase 1,429,970 shares granted to James A. Williams in cancellation of $142,997 due him and options to purchase 2,055,000 shares granted to David J. Simon in cancellation of $205,500 due him. As of the date of the foregoing adjustments, the closing price for our common stock was $0.16.

         In July 2001, our chairman of the board of directors, David J. Simon, agreed to cancel options to purchase 1,778,000 shares held by him.

         In an effort to provide incentives for management and employees to continue with us, in July 2001, the board of directors also approved a plan reducing to $0.128 per share the exercise price of options to purchase 12,428,333 shares, consisting of 11,950,000 shares held by officers and directors and 478,333 shares held by other employees of the Company, provided that those options were exercised immediately. The exercise prices for the old options ranged from $0.1475 to $0.80 per share, with a weighted average exercise price of $0.347 per share. This repricing reduced the exercise price of options held by James A. Williams to purchase 2,500,000 shares at $0.48 per share and by David J. Simon to purchase 5,000,000 shares at $0.15. As of the date of the foregoing adjustments, the closing price for our common stock was $0.16.

         All officers, directors and employees offered the repriced options exercised their options to purchase an aggregate of 12,428,333 shares with the delivery of nonrecourse promissory notes with an aggregate principal balance of $1,335,827, after crediting Mr. Simon $255,000 against the exercise price of his options resulting from the cancellation of Company indebtedness to him. In consideration of the requirement that the options be exercised immediately, we authorized the payment of the exercise price by the execution of nonrecourse promissory notes in the principal amount of the full purchase price. The notes are due no later than December 31, 2004, and provide that the maker of the note is required to repay principal only from proceeds from the sale of the stock issued. Stock issued for options exercised in consideration of the notes is being held by us as collateral for the note. If a note is not repaid at or before maturity on December 31, 2004, the subject shares would be returned to us for cancellation, and the related note would become null and void.

Compensation to Directors


         Beginning in November 1999, and through December 2000, when the policy was canceled, all members of the board of directors, including employees, became entitled to receive 5,000 shares of our restricted common stock for each month during which they served as a director. Under this arrangement, we accrued the issuance of 60,000 shares in 1999 and 275,000 shares in 2000. All of these shares were issued by the transfer agent in March 2001, when the market price for the stock was approximately $0.205 per share.


Employment Contracts, Termination of Employment Arrangements and Change of Control Arrangements

         Mr. Williams, in addition to other executive officers not named above, has an employment contract that provides for minimum payments of up to two times his base salary and the immediate vesting of unvested stock options in the event of involuntary termination. The contract also calls for vesting of unvested stock options in the event of a change of control defined to include a merger or consolidation in which an entity acquires in excess of 20% of the Company, a sale of all or substantially all of the assets of the Company and other events.

         Mr. Simon is paid a salary of $150,000 per year under an oral arrangement to replace a written agreement with a new agreement containing substantially the same terms as the agreement with Mr. Williams.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company, including its subsidiaries and predecessors, Schimatic Technologies, Inc., or STI, R & D Technology, Inc., or R & D, and IC One, Inc. have entered into the following transactions with persons who were then executive officers, directors, principal stockholders or founders, who either alone or with others took the initiative in founding or organizing our business or who received 10% or more of the stock of the Company or stock sales proceeds in consideration of property or services. The terms of the following transactions between related parties were not determined as a result of arm's-length negotiations.

Company Founder Eric P. Littman

         On incorporation of the Company on October 4, 1996, it issued 5,025,000 shares of common stock for services, including 5,000,000 to Eric P. Littman, sole director, officer and founder. At the time of the Company's acquisition of STI and R & D in November of 1998, Mr. Littman returned for cancellation 4,675,000 of such shares.

         On November 8, 1999, the Company issued to Mr. Littman 175,000 shares of restricted common stock as reimbursement for $150,000 in costs associated with the Company's acquisition of STI and R & D Technology. The shares were issued in agreed reimbursement for $150,000 in such costs, or approximately $0.86 per share; on such date, the approximate market price for the common stock was $2.75 per share.

Schimatic Technologies, Inc.


         In connection with organizing STI in November 1998, it issued stock to officers, directors, founders and other affiliates in consideration of services rendered. On November 12, 1998, the Company agreed to acquire STI in exchange for an aggregate of 4,400,000 shares of restricted common stock. On the date of this transaction, there was no trading market for the Company's common stock. Thereafter, between May and July 1999, certain of these founders returned a portion of their shares based on a reanalysis of the relative value of the services provided by the founders. The following table shows the details of the above transactions with the executive officers, directors, principal stockholders and founders of STI:

                                   STI              Company Stock                Company              Net Shares
           Name               Shares Issued     Issued in Acquisition         Stock Returned           Retained
           ----               -------------     ---------------------         --------------           --------
John Lamb...............       1,285,000              1,285,000                 (1,085,000)             200,000
Anthony Quinn...........         805,000                805,000                         --              805,000
Herb Goldman............         625,750                625,750                   (100,000)             525,750
Bry Behrman.............         629,750                629,750                    (80,000)             549,750
                              ----------             ----------               -------------          ----------
  Total.................       3,345,500                                        (1,265,000)
                               =========                                        ===========

R & D Technology, Inc.


         In connection with organizing R & D Technology on August 31, 1998, it issued stock to its officers, directors and founders as follows: David Simon and his affiliates 994,902 shares for services and Rich Neal, 279,977 shares for $100,000 in cash. In addition, during 1998, R & D granted to Mr. Simon three-year options to purchase 6,778,000 shares of restricted common stock at $0.1475. On November 12, 1998, the Company acquired R & D Technology in exchange for an aggregate of 3,600,000 shares of common stock, which were issued to the officers, directors and founders of R & D Technology as follows: David Simon and his affiliates 2,120,034 shares and Rich Neal 596,176. On the date of this transaction, there was no trading market for the Company's common stock.


IC One, Inc.

     CardOne Development Company and CardOne Corporation

         In 1994, James E. Biorge, Richard T. Hauge and Jerry Svigals took the initiative in organizing CardOne Development Company to develop and commercialize intellectual properties related to smart-card-based loyalty program applications. As part of this organization and in consideration of services rendered, CardOne Development issued controlling stock to Mr. Biorge and Mr. Hauge. CardOne Development was to own the intellectual properties, and an affiliated entity, CardOne Corporation, which was organized in December 1993 principally by Mr. Biorge and Mr. Hauge, was to develop and commercialize the technology. At organization of these two entities, CardOne Development licensed development and marketing of the intellectual properties to CardOne, which was to pay a royalty to CardOne Development on commercialization of products. These developments did not lead to the timely commercialization of products however, and in 1998, CardOne Development terminated the license on the grounds that CardOne had not performed its covenants thereunder and recovered complete rights to the intellectual properties.

     IC One Organization

         In February 1997, James E. Biorge took the initiative in organizing IC One, Inc. and agreed to sell an aggregate of 25,499,041 shares to founders and initial employees and consultants at $0.0005 per share, including 15,157,250 shares for $7,579 to James E. Biorge and 2,754,000 shares for $1,377 to Peter J. Bennee. In addition, in consideration of organizational services, IC One issued to Paul E. Christensen 500,000 shares of restricted common stock in April 1997. Messrs. Biorge, Bennee and Christensen may be deemed founders of IC One.

     Acquisition of Intellectual Properties

         On December 1, 1998, IC One entered into an agreement with CardOne Development to acquire its intellectual properties relating to smart-card-based loyalty program applications in consideration of $200,000, payable at such time as IC One received either a lump sum equity infusion of at least $2,000,000 or a total of at least $7,500,000 from the private offering of securities then underway. The foregoing conditions have not yet occurred. In addition, IC One agreed to pay an earn-out payment equal to 2% of IC One's net receipts from sales or licenses of products embodying the intellectual properties acquired. No earn-out payments have been earned to date.

     Other Sales of Stock

         In February 1999, IC One reached an agreement with Paul E. Christensen, a director and founder, under which it issued to him 500,000 shares of restricted common stock in consideration of a nonrecourse promissory note bearing interest at 6% per annum and payable from net proceeds from the sale of stock being purchased, but in any event, on or before June 30, 2005, with a covenant to return the unsold stock if not sold by the due date of the note. In August 2001, Mr. Christensen agreed to pledge the shares purchased by the note as collateral for the payment of the obligation and delivered the certificate for such shares to us as custodian of the pledge agreement. In addition, under the February 1999 agreement, IC One issued to Mr. Christensen 1,493,125 shares of restricted common stock in consideration of the cancellation of loans and other obligations aggregating $126,898 and services rendered. During February 1999, IC One sold restricted common stock for cash in arm's-length transactions for $0.50 per share.

         On April 1, 1999, the Company agreed to sell to Arthur D. Bennett, who then became president and a director of IC One and therefore may be deemed a founder of the Company, 2,500,000 shares of IC One common stock (converted to 1,897,250 shares of Company common stock at the time of its 1999 acquisition of IC One) for $0.0005 per share at a time when the fair market value of the IC One restricted common stock was approximately $1.73 per share, based on contemporaneous arm's-length transactions with unrelated parties.

     The Company Acquires IC One


         In September 1999, the Company acquired IC One in exchange for an aggregate of 42,400,000 shares of restricted common stock, including shares issued to persons who were then executive officers, directors, other affiliates and founders and their respective affiliates as follows: James E. Biorge, 11,503,138 shares; Arthur D. Bennett, 1,897,300 shares; Paul E. Christensen, 1,512,622 shares; Peter J. Bennee, 2,090,065 shares.


Miscellaneous Transactions

     David J. Simon

         In 1999, following the completion of the Company's acquisition of IC One, Inc., David J. Simon, Chairman, recorded reimbursable expenses totaling approximately $263,000, which were not previously recorded on the books of the Company. Such expenses included funds that he advanced in the interests of the Company's development. In July 2001, Mr. Simon agreed to apply $255,000 of the foregoing amounts owed him by the Company as reimbursement of expenses and other items for the payment of the exercise price of options. As part of the arrangement with Mr. Simon, he agreed to cancel options to purchase 1,778,000 shares, or approximately 26%, of the options to purchase 6,778,000 shares previously held. In reaching this agreement with the Company, Mr. Simon expressed his desire to make the options that he agreed to cancel available for the attraction and retention of new Company employees.

         In 2000, we recorded a liability to Mr. Simon for $100,000 as a result of his acquisition of a $100,000 loan to the Company from a nonaffiliated stockholder. Mr. Simon acquired that note with $50,000 in cash and 70,000 shares of common stock owned by him.

         In October 1999, David Simon advanced $70,000 to the Company, which is recorded as an open account payable to Mr. Simon, without interest, payable on demand.

     James A. Williams


         James A. Williams, President, advanced $50,000 to the Company in July 2000, which is recorded as an open account payable to Mr. Williams, without interest, on demand. In addition, the Company owes Mr. Williams for reimbursement of travel and similar expenses incurred by him on behalf of the Company with outstanding balances of $4,939 and $26,928 at December 31, 2000, and January 31, 2002.


Settlement of Amounts Due Officers and Directors

         In July 2001, the Company agreed with all of its executive officers to cancel an aggregate of $919,000 in amounts payable to them in exchange for the grant of options to purchase an aggregate of 9,190,000 shares of common stock at $0.10 per share. Of these amounts, options to purchase 2,055,000 shares were granted to David J. Simon in cancellation of $205,000 due him and options to purchase 1,429,970 were granted to James A. Williams in cancellation of $142,997 due him. The options may be exercised at any time within ten years for cash or the delivery of a nonrecourse promissory note, secured by the stock purchased. The issuance of these options is expected to result in a reduction in current liabilities of $919,000 to be reflected in the second quarter 2001.

                        ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

         We are authorized to issue 200,000,000 shares of common stock, $0.001 par value. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

         Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

         Holders of common stock are entitled to receive such dividends, as the board of directors may from time to time declare, out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

         The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing stockholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing stockholders.

Shares Eligible for Future Sale

         A limited trading market exists for our common stock. See Part II. Item
1. Market Price of and Dividends on the Registrant's Common Equity and other Stockholder Matters. Rule 144 adopted pursuant to the Securities Act of 1933 provides, in essence, that as long as there is publicly available current information about the Company, holders of restricted securities for which a period of one year has elapsed since the later of the date of acquisition of securities from the issuer or from an affiliate of the issuer may sell in each 90-day period, providing such holder is not a part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the Company's issued and outstanding common stock, provided that the seller meets the other conditions of Rule 144 respecting manner of sale, filing a notice with the Securities and Exchange Commission and other items.

         Under Rule 144, restricted securities for which a period of two years has lapsed since the later of the date of acquisition from the issuer or from an affiliate of the issuer may be sold by any person who is not, and has not been during the preceding 90 days, an affiliate of the issuer without complying with the volume restrictions or other conditions of the rule.


         As of September 30, 2001, there were approximately 91.0 million shares of our common stock issued and outstanding. We believe that approximately 65.0 million of those issued and outstanding shares may be eligible for sale in the public market.

         The potential for sale of restricted securities may have a depressive effect on any trading market that may exist or develop for our common stock.

                                     PART II


     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                         AND OTHER STOCKHOLDER MATTERS

         Since October 1998, our common stock has been traded in the over-the-counter market and was quoted on the Over-the-Counter Electronic Bulletin Board until March 2000. Thereafter, it has been quoted in the Pink Sheets published by Pink Sheets, LLC, under the symbol "SCTN." The trading volume of the common stock is limited. This limited trading volume creates the potential for significant changes in the trading price of the common stock as a result of relatively minor changes in the supply and demand. It is likely that trading prices and volumes for the common stock will fluctuate in the future, without regard to our business activities.

         The following table sets forth the high and low closing bid quotations for our common stock as reported on the Over-the-Counter Electronic Bulletin Board or Pink Sheets, as appropriate, for the periods indicated, based on interdealer bid quotations, without markup, markdown, commissions or adjustments, which may not reflect actual transactions:

                                                           High         Low
                                                         ---------   ---------
2001
----

    Quarter ended December 31..........................   $0.280       $0.155
    Quarter ended September 30.........................    0.230        0.160
    Quarter ended June 30..............................    0.280        0.140
    Quarter ended March 31.............................    0.328        0.165

2000
----
    Quarter ended December 31..........................    1.050        0.230
    Quarter ended September 30.........................    1.750        0.290
    Quarter ended June 30..............................    2.250        1.281
    Quarter ended March 31.............................    3.938        0.875

1999
----
    Quarter ended December 31..........................    4.125        0.875
    Quarter ended September 30.........................    4.250        2.752
    Quarter ended June 30..............................    2.752        0.472
    Quarter ended March 31.............................    3.931        0.635

1998
----
    Quarter ended December 31 (after October 1998).....    6.604        0.786


         As of the date of this filing, we estimate we have approximately 895 stockholders of record.


Penny Stock Regulations

         Our stock is presently regulated as a penny stock and broker-dealers will be subject to such regulations that impose additional requirements on us and on broker-dealers that want to publish quotations or make a market in our common stock. See Part I. Item 1. Description of Business: Risk Factors: Risks Related to our General Proposed Business--There are Certain Rules Applicable to our Common Stock as a "Penny Stock," and those Rules May Limit the Liquidity and the Resale of our Common Stock.

Dividend Policy

         We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to use any future earnings primarily for the expansion of our business.

Transfer Agent

         Our registrar and transfer agent is Standard Registrar and Transfer Agency, 673 Bluebird N.E., Albuquerque, New Mexico 87128, telephone number (505) 828-2839.

                            ITEM 2. LEGAL PROCEEDINGS

         We are not a party to any material legal proceedings, and to our knowledge, no such legal proceedings have been threatened against us, except as follows:

Canopy Group, Inc.

         On March 24, 2000, a judgment against us was entered by the Third Judicial Court of Salt Lake County, State of Utah, in the matter Canopy Group, Inc. vs. IC One, Inc. (case no. 990911994CN), in which the Canopy Group sought collection of a $250,000 note, plus interest, attorney's fees and costs, due by IC One. On August 7, 2000, the court entered a satisfaction of judgment based on a settlement agreement reached between the Company and the Canopy Group. The settlement agreement called for us to pay the full amount of principal and interest due under the note. Under the settlement agreement, the Canopy Group bought 1,539,585 shares of common stock for the purchase price of $0.3666 per share, for an aggregate purchase price of $564,417, paid as follows: $250,000 paid by check and the balance of $314,417 paid by satisfaction of a judgment in that amount owed by us.

Joseph and John Diamond

         On October 11, 2000, two attorneys formerly employed by us, one of whom was legal counsel and chief financial officer and the other of whom was his son, filed suit in Los Angeles Superior Court, Los Angeles, California, alleging causes of action based upon misrepresentation, fraud, intentional interference with contractual relationship, intentional breach of contract, retaliation, breach of fiduciary duty of officers and directors, intentional violations of securities laws, and running a racketeering influenced corrupt organization and seeking actual damages aggregating approximately $2.2 billion plus punitive damages, costs and fees. Diamond Law Firm vs. Schimatic Cash Transactions Network.com, Inc., et al., (Case No. LC053960). On November 15, 2000, we settled this matter with the issuance of 500,000 shares of restricted common stock and the payment of approximately $9,600.

Kennan Beckstrand

         On January 25, 2001, Kennan T. Beckstrand, a former employee, filed a Confession of Judgment in the Third Judicial District Court, Salt Lake City, Utah, against us for unpaid wages, benefits and related items, plus costs and attorney's fees in Kennan T. Beckstrand vs. Schimatic Cash Transactions Network.com, Inc., et al. (case no. 010900825). Following the entry of judgment against IC One on February 15, 2001, IC One paid $69,742 in satisfaction of this judgment.

Quint Star Management


         On August 30, 1999, Quint Star Management, Inc. initiated an action in the Third Judicial District Court, Salt Lake City, Utah, against IC One, Inc., Arthur D. Bennett and Peter J. Bennee, for unpaid rent and related charges, plus costs and attorney's fees, under the lease on our former principal executive offices in Salt Lake City, Utah. Quint Star Management, Inc. vs. IC One, Inc., Arthur D. Bennett, and Peter Bennee (case no. 990908764EV). Following the entry of judgment against IC One for $50,541.03 on December 7, 2000, IC One reached a payment arrangement under which we are obligated to pay $5,000 per month, plus ongoing obligations under the lease. The settlement obligation is guaranteed by the parent, SCHIMATIC Cash Transactions Network.com, Inc., and is secured by the furniture and equipment, inventory, accounts, and chattel paper of both the parent and IC One. We are currently in default in our obligations under this agreement, but have not received notice of any further action by this creditor.

Marilyn Grish

         On September 18, 2001, we were served with a summons and complaint for an action filed by Marilyn Grish, a former independent contractor of IC One, Inc., in the Third Judicial District Court, Salt Lake County, Utah, entitled Grish v. SCHIMATIC Cash Transactions Network.com aka SCTN dba Smart Chip Technologies, Inc. fka IC One, Inc., civil no. 010907398, for breach of contract seeking unspecified damages. On October 12, 2001, we filed our answer and a counterclaim against Ms. Grish and intend to defend this matter vigorously.

James E. Biorge

         We are reviewing, with the advice of legal counsel, whether we have legal claims that may be asserted against James E. Biorge, a founder and officer and director of IC One at the time it was acquired in September 1999. At the time of such acquisition, we set aside in a special trust approximately 7.8 million shares of common stock to be used to resolve claims that may be asserted against IC One by persons claiming an interest in or claim against IC One as a successor-in-interest to the assets, operations and liabilities of CardOne, which Mr. Biorge had also been instrumental in founding and which had been involved in the initial development of the intellectual properties subsequently acquired by IC One before IC One was acquired by us. We believe that all or a portion of the 7.8 million shares then reserved to satisfy such claims, all of which have subsequently been used for such purpose, should properly be the responsibility of Mr. Biorge. On the basis of our previous assertion that we may make such a claim against Mr. Biorge and perhaps other reasons not known to us, Mr. Biorge has refused to accept certificates for 11,503,138 shares of common stock of the Company to which he would have been entitled to receive in exchange for his stock in IC One. We may pursue claims against Mr. Biorge and seek, among other relief, cancellation of all or a portion of all shares issued to him.

CardOne Development Company and CardOne Corporation

         At the acquisition of IC One in September 1999, 7,800,000 of the shares issued were placed in a separate trust account to address contingencies in case they arose as a result of IC One's acquisition from CardOne Development Company of intellectual property rights that had been licensed to CardOne Corporation, both organized by affiliates of IC One. Subsequently, 210,800 of those shares were determined to be in excess of the appropriate conversion calculation and were returned to us for cancellation. IC One recognized that persons with claims against or interest in either CardOne Development or CardOne Corporation might assert claims against IC One. Subsequently, Richard T. Hauge, a founder, officer and director of CardOne Corporation, together with his associate, John D. Hipsley, advised that they sought to protect the interest of persons having a claim against or interest in CardOne Corporation.

         On October 16, 2000, after evaluating the position of Messrs. Hauge and Hipsley, we entered into a Settlement, Release, Conveyance, and Covenant not to Sue with Mr. Hauge and CardOne Corporation. Under the agreement, we agreed to employ Mr. Hauge, and Mr. Hauge agreed to assist us in resolving claims against the CardOne entities, to convey to us his right, title, or interest to common stock, preferred stock and any other securities in the CardOne entities, to waive any further claim to any right, title, or interest in common stock, preferred stock and any other securities in the CardOne entities, to waive any indebtedness against the CardOne entities, to convey to us his interest, and disclaim any further interest, in the intellectual properties formerly held by the CardOne entities, and to deliver all books and records of the CardOne entities in his possession to us. Mr. Hauge, CardOne Corporation, and the Company further agreed to a complete mutual release of claims, waiver, and covenant not to sue.

         In December 2000, we also entered into a Settlement, Release, Conveyance, and Covenant not to Sue with John D. Hipsley, we agreed to employ Mr. Hipsley, and Mr. Hipsley agreed to waive any indebtedness against CardOne Corporation and CardOne Development Company and to disclaim any further interest in the intellectual property held by IC One, Inc. Mr. Hipsley and the Company further agreed to a complete mutual release of claims, waiver, and covenant not to sue.


         In July, August and September 2001, with the assistance of Messrs. Hauge and Hipsley, the trust distributed the 7,589,200 shares held by it in consideration of waivers and releases from persons known to have had claims against or interests in either CardOne Development or CardOne. In the foregoing, no stock was issued to our executive officers, directors, other affiliates and founders or their respective affiliates, including Messrs. Hauge and Hipsley.


Utah State Tax Commission

         The State of Utah has filed tax liens against IC One for unpaid employee withholding taxes and related amounts aggregating approximately $57,000.

Other Creditors

         From time to time, we are threatened by creditors to initiate litigation to collect amounts owed by us and reported in our financial statements. In cases in which litigation is threatened or initiated, we seek to negotiate a settlement or forbearance agreement.


              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         During the three years preceding the filing of the registration statement on Form 10-SB on February 15, 2000, the Company issued securities without registration under the Securities Act of 1933 on the terms and circumstances described in the following paragraphs.

         Unless otherwise indicated, all transactions were the result of arm's-length negotiations. Transactions involving the issuances of stock to persons who, at the time of such transactions, were either executive officers, directors, principal stockholders, or other affiliates are noted. In each case of the issuance of stock to affiliates, unless otherwise noted, such affiliates purchased stock on the same terms at which stock was sold to unrelated parties in contemporaneous transactions, and such transactions were approved unanimously by the disinterested directors.


         Prior to the date of the reverse acquisition, we valued common stock issued for services and compensation based on the prices at which common stock sold for cash in approximately contemporaneous transactions. After the date of the reverse acquisition, we valued common stock issued for goods and services based on the traded market price on the date of issuance.


         Certificates for all shares issued in the following transactions bore a restrictive legend conspicuously on their face and stop transfer instructions were noted respecting such certificates on the stock transfer records of the Company, except as expressly noted in the cases of (a) one 2,000 share certificate issued in error and recovered, (b) a stock dividend to stockholders immediately preceding the IC One acquisition, and (c) the issuance of securities under compensatory benefit plans in reliance on Rule 701 promulgated by the SEC under the Securities Act, as noted below.

Basis of Presentation


         The Company was incorporated in Florida as Apple Tree Capital Corp. ("Apple Tree") on October 4, 1996, and issued 5,025,000 shares of common stock to 26 stockholders for services pursuant to an October 4, 1996, consent of its sole director. On the date three years prior to the filing of the registration statement on Form 10-SB on February 15, 2000, the Company had 5,025,000 shares of common stock issued and outstanding as a result of the issuance of stock on its organization in 1996.

         Apple Tree remained inactive until November 12, 1998, when it simultaneously acquired R & D Technology, Inc. and Schimatic Technologies, Inc., both private Nevada corporations. In connection with these acquisitions, the articles of incorporation were amended to change the name of the Company first to Schimatic Technologies, Inc. on November 13, 1998, and thereafter to SCHIMATIC Cash Transactions Network.com, Inc. on January 14, 1999. The shares issued in the acquisitions of R & D Technology and to STI represented control of the total shares of the Company issued and outstanding immediately following the acquisitions. Accordingly, for financial reporting purposes, the transaction was treated as the issuance of stock for the net monetary assets of Apple Tree, accompanied by a recapitalization.


         In September 1999, the Company acquired all of the outstanding shares of IC One in exchange for common stock. This was accounted for as a reverse acquisition, under the purchase method of accounting, since the former stockholders of IC One owned a majority of the outstanding common stock of the Company after the acquisition. Accordingly, the combination of IC One and the Company is reported as a recapitalization of IC One, pursuant to which IC One is treated as the continuing entity for accounting purposes, and the historical financial statements presented, including the statement of stockholders' equity, are those of IC One.

         The following details issuances by SCHIMATIC Cash Transactions Network.com, Inc., a Florida corporation, the registrant, as required by Form 10-SB, and not by the separate entities acquired.

Acquisition of STI and R & D Technology

     The Exchange


         Pursuant to an Exchange Agreement dated November 12, 1998, the Company, then known as Apple Tree Capital Corp., issued 4,400,000 shares of restricted common stock to John Lamb, in exchange for all of the issued and outstanding stock of Schimatic Technologies, Inc., and 3,600,000 shares of restricted common stock to David J. Simon, in exchange for all of the issued and outstanding stock of R & D Technology, Inc. (The foregoing numbers of shares were actually issued rather than the 4,675,000 and 3,825,000 shares to be issued to acquire STI and R & D, respectively, pursuant to the terms of the agreement.) In connection with the transaction, Eric P. Littman, a principal stockholder of the Company, agreed to cancel 4,475,000 of the 5,025,000 shares of restricted common stock then issued and outstanding, leaving 550,000 shares remaining outstanding of the initial 5,025,000 issued. As a result of the foregoing cancellation and acquisitions, the Company had an aggregate of 8,550,000 shares issued and outstanding. On the date of this transaction, there was no trading market for the Company's common stock. In connection with these acquisitions, the name of the Company was changed to Schimatic Technologies, Inc. on November 13, 1998, and to SCHIMATIC Cash Transactions Network.com, Inc. on January 14, 1999.


         Messrs. Lamb and Simon were provided with the Company's audited financial statements as well as other corporate documents and records. The transaction was negotiated in face-to-face negotiations, and each party was represented by independent legal counsel. Each of Messrs. Lamb and Simon represented in writing that he was acquiring the stock for investment, without expectation, desire or need for resale, and not with the view toward public distribution. The shares issued pursuant to the Exchange Agreement to acquire STI were issued at the time of the exchange, at the direction of John Lamb, to 27 persons, who were beneficial owners of stock of STI at the time of the transaction, all of whom were accredited investors and founders or employees or members of their families, except for one person who had provided contract services in exchange for stock. The shares issued pursuant to the Exchange Agreement to acquire R & D Technology were issued at the time of the exchange, at the direction of David Simon, to 47 persons who were beneficial owners of stock of R & D Technology at the time of the transaction, all of whom were accredited investors and either family members of David J. Simon, family members of co-founder Bryan McCray, family members or personal or business associates of founder and principal investor Rich Neal, previous cash investors, or persons who had received stock for employee or contract services. Each of the certificates issued to the purchasers bore a legend restricting its transfer in the absence of registration or an available exemption under the Securities Act. No commissions or other remuneration was paid by the Company in connection with these transactions and no underwriter participated. The offer of the common stock issued in the acquisition of STI and R & D Technology was limited to the persons who were beneficial owners of those respective corporations.

     Transaction Related Services

         On November 8, 1999, the Company issued to Eric P. Littman 175,000 shares of restricted common stock as payment for $150,000, or $0.86 per share, due under the agreement for the Company's acquisition of STI and R & D Technology. On such date, the approximate market price for the common stock was $2.75 per share. As noted above, Mr. Littman was the principal stockholder, president and director of the Company at the time of its acquisition of STI and R & D Technology and continued thereafter to be aware of the Company's business and financial condition and prospects through ongoing contact with its executive officers and directors. He was an experienced securities attorney and sophisticated investor capable of bearing the economic risks of the investment. Mr. Littman acknowledged in writing that he was receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent.

     Shares Canceled


         Between May 26 and July 15, 1999, John Lamb and his affiliates and five other persons returned to the Company an aggregate of 1,285,000 shares issued in the acquisition of STI based on an agreement to reduce the aggregate number of shares issued in the transaction. The shares were canceled.


         On July 15, 1999, an individual who was a founding stockholder of R & D Technology returned to the Company 19,178 shares issued in the acquisition of R & D Technology based on an agreement with the Company to reduce the aggregate number of shares issued in the transaction. The shares returned were canceled.

         As a result of the foregoing, a total of 1,304,178 shares were canceled and returned to the status of authorized and unissued shares.

1999 Sales for Services and Cash

     Stock for Services


         Between January 1 and July 16, 1999, the Company issued 869,500 shares of its common stock to nine individuals in exchange for technical, financial management, legal, marketing, accounting and other services. The total of such services computed in an amount equal to the trading price of common stock at the time of respective transactions was $1,053,924, or approximately $1.21 per share. On the dates on which such transactions occurred during the above period, the market price for the common stock ranged between approximately $3.22 and $0.47 per share.


         Each of the recipients of stock in the above transactions had an ongoing working relationship with the Company and, because of the nature of the services provided, was familiar with the business, technical and financial condition of the Company and related risks. Each of such transactions was negotiated in face-to-face negotiations with an executive officer of the Company. Each recipient acknowledged in writing that the common stock constituted "restricted securities" under the Securities Act and consented to placing a restrictive legend on the certificate and stop transfer instructions lodged with the transfer agent. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated.

     Sales for Cash


         Between March 15 and May 28, 1999, the Company issued and sold for cash 34,000 shares of restricted common stock to six individuals for aggregate sale proceeds of $41,000, or approximately $1.21 per share. On the dates on which such transactions occurred during the above period, the market price for the common stock ranged between approximately $0.47 and $1.85 per share. Each of these purchasers was a personal or business associate of the then-current chief executive officer. The recipients received restricted securities with a legend on the certificates issued and stop transfer instructions with the transfer agent.

Erroneous Issuances

         In May 1999, 2,000 shares of the Company's stock were erroneously issued, without restricted legends, by the previous transfer agent. The shares issued were subsequently canceled on March 31, 2000, with the concurrence of the recipient.

MGM Financial/Palm Properties


         In July 1999, MGM Financial Corporation advanced $300,000 to the Company under an arrangement to provide interim funding while MGM assisted in obtaining substantial additional capital. This advance was converted on August 2, 1999, to a short-term note payable. On August 2, 1999, the Company issued 1,000,000 shares of its stock as collateral security for the loan of $300,000. Thereafter, the Company entered into an agreement with Palm Properties, the successor-in-interest to MGM Financial Corporation, under which Palm Properties loaned the Company an additional $165,000. As compensation for this credit facility, the Company agreed to pay to Palm Properties an additional $22,000. Subsequently, on January 25, 2001, Palm Properties agreed to accept the 1,000,000 shares of restricted common stock in full satisfaction of the entire $487,000 owed, including interest. MGM advised the Company that it was a substantial and experienced financial services firm providing loan origination and related financial services. MGM and Palm, accredited investors, were provided with written information about the Company and had full access to the Company's other business and financial information. MGM and Palm were capable of evaluating and bearing the financial risks of the investment. They met with executive officers of the Company on several occasions to ask questions and receive answers respecting the financing. MGM assisted in introducing the Company and IC One, as noted below. The recipients acknowledged in writing that they were receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent. The approximate market price of common stock was $3.22 per share on August 2, 1999, and $0.26 on January 25, 2001.


Stock Dividend Immediately Preceding the IC One Acquisition


         In July 1999, the Company issued an aggregate of 4,789,668 shares of restricted common stock to all Company stockholders as of September 2, 1999, as a stock dividend, pro rata in proportion to the number of shares held by each stockholder as of the record date. The purpose of this distribution was to protect existing stock ownership from dilution as a result of the IC One acquisition to be completed in the near future. No payment or consideration was paid or required by the recipient of such common stock in connection with the transaction. No commission or remuneration was paid or given, directly or indirectly, in connection with this dividend. This dividend did not constitute a "sale" as that term is defined under the Securities Act. Alternatively, if such dividend is deemed to constitute a sale under the Securities Act, such dividend was effected on the reliance on the exemption from registration provided in
Section 3(a)(9) of the Securities Act.


         Of the foregoing, stock was issued to persons who were then affiliates of the Company as follows: David J. Simon and his affiliates, 1,179,954 shares; Anthony Quinn, 475,248 shares; Joseph Diamond, 51,657 shares; Richard Neal, 351,964 shares; Bry Behrman, 206,482 shares.

Acquisition of IC One, Inc.

     The Acquisition


         In May 1999, a group of stockholders representing a substantial majority of the stockholders of IC One, Inc., then a privately held Delaware company, entered into negotiations for the possible acquisition of IC One by the

Company. These negotiations led to the execution of a Memorandum of Understanding on June 2, 1999, and a Reorganization Agreement dated June 30, 1999, as amended July 17, 1999, and September 10, 1999. Pursuant to the agreement, as amended, and on the approval of stockholders, IC One was merged with and into a newly-created, wholly-owned subsidiary of the Company effective September 16, 1999. In the acquisition, the Company issued an aggregate of 42,400,000 shares of restricted common stock in exchange for all of IC One's common stock then-issued and outstanding or claimed to be issuable under stock subscriptions or similar arrangements. At the time of the acquisition, IC One, Inc. had 83 accredited and 85 nonaccredited stockholders, including 45 employees or their family members as well as a substantial number of personal or business associates of IC One's founders, officers or directors. The transaction was approved by IC One stockholders following written notice of a meeting with related solicitation statement. At the stockholder meeting to approve the transaction, officers and directors of both the Company and IC One provided detailed business and financial information about the respective companies as well as the terms of the transaction. Stockholders were advised both orally at the meeting and in writing that the shares of restricted common stock of the Company to be issued in the transaction constituted "restricted securities" under the Securities Act. All certificates for common stock issued in this transaction bore a restrictive legend, and stop transfer instructions were placed with the transfer agent against transfer of the securities. The offering was limited to the stockholders of record of IC One, and no form of general solicitation or advertising was employed. No underwriter participated.

         At various times during the period following the acquisition of IC One, errors in the share registry for IC One were discovered. The Company assumed the responsibility for issuing equivalent Company shares of restricted common stock in accordance with the acquisition exchange ratio of 0.7591 shares of Company stock for each share of IC One stock to correct such errors. As a result, the Company cancelled 43,198 shares in 1999, issued 119,905 shares in 2000, and issued 76,527 shares 2001, through September 30, which were returned from or issued to various IC One stockholders who were able to prove their entitlement, including 16 additional persons whose names did not appear on the IC One stockholder list at the time of the acquisition.

         The approximate price of the Company's common stock was between $0.55 and $0.87 per share in May 1999 when negotiations began, $0.83 per share on June 2, 1999, when the Memorandum of Understanding was executed, $2.75 on the June 30, 1999, date of the Reorganization Agreement and $3.94 per share on September 16, 1999, when the acquisition was effective.


     Advisory Services


         Pursuant to an agreement dated June 2, 1999, on August 8, 1999, the Company issued a total of 4,700,000 shares of restricted common stock to MGM Financial Corporation and Mortgage Capital, Inc., two financial advisory companies that were instrumental in introducing the Company and IC One and provided advisory services in connection with the Company's acquisition of IC One. According to the advisory agreements, such fees were computed at $4,500,000. The closing price for the common stock was approximately $0.79 on the date the agreement was entered with the financial advisory companies and approximately $3.93 on August 8, 1999. As with MGM discussed above, MCI advised the Company that it was a substantial and experienced financial services firm. MCI was provided with written information about the Company and had full access to the Company's other business and financial information. MCI was capable of evaluating and bearing the financial risks of the investment. MCI met with executive officers of the Company on several occasions to ask questions and receive answers respecting the financing.

     Accounting Treatment for the IC One Acquisition

         The acquisition by the Company of IC One was considered a reverse acquisition under the purchase method of accounting in which the combination was reported as a recapitalization of IC One, pursuant to which IC One is treated as the continuing entity for accounting purposes, and the historical financial statements presented, including the statement of stockholders' equity, are those of IC One. IC One was deemed the acquirer and successor company. See Note 1 of Notes to Consolidated Financial Statements.

Real Estate Joint Venture


         On December 30, 1999, the Company agreed to issue 420,000 shares of restricted common stock at an agreed value of $400,000 to three nonaffiliated entities as a joint venture investment in an office building in which the Company's principal executive offices are located. As of the date of this transaction, the market price for the common stock was approximately $0.88 per share. The recipients were introduced to the Company by a co-worker of one of the Company's directors, who was aware the Company was looking for office space. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that they were receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent. On March 15 and October 3, 2000, the Company issued 28,432 and 101,975 shares, respectively, for capital improvements to the property valued at $56,864 and $33,652, or $2.00 and $0.33 per share, respectively, the approximate market price of our common stock as of the respective dates of such transaction.


Stock Tendered as Security for Obligation to IBM

         In an effort to provide financial security to IBM during late 1999 when the Company was facing extreme shortages of capital and was substantially delinquent in payments due IBM, a major technical services provider and important potential strategic partner, the Company issued and tendered for the benefit of IBM an aggregate of 2,100,000 shares of restricted common stock as a demonstration of good faith and commitment and as proposed collateral to secure repayment of such obligation. Of this total, 400,000 shares were tendered on September 13, 1999, when the approximate price was $4.25 per share, 1,400,000 shares were tendered on October 14, 1999, when the approximate price was $2.44, and 300,000 shares were tendered on November 8, 1999, when the approximate price was $2.75. Effective June 2001, the Company reached an agreement with IBM to reduce and extend the payment terms of the balance due. As part of the negotiated arrangement, IBM agreed to return to the Company for cancellation all 2,100,000 shares of Company common stock that had been issued.

1999/2000 Sales for Assets, Services or Cash

     Miscellaneous

         On January 4, 2000, 8,000 shares of restricted common stock were issued as the purchase price for $6,800 in capital equipment, or $0.85 per share. On such date, the market price for the common stock was approximately $1.00 per share.

         On January 4, 2000, a former STI stockholder returned 286,267 shares of restricted common stock based on an agreement. The shares were canceled and returned to the status of authorized and unissued stock.

     Services


         From October 1999 to December 2000, the Company issued 960,713 shares of restricted common stock to 28 persons, including 21 accredited investors, in exchange for financial, technical and management services, with a total value of $950,167, or $1.02 per share. On the dates on which such transactions occurred during the above period, the trading price of the common stock ranged between approximately $3.38 and $0.33 per share. The offering was limited to, and each of the persons receiving stock in the foregoing transactions was, one or more of the following: a regular employee/consultant, an existing stockholder, or a family member or personal or business associate of an affiliate. Each was able to bear the financial risk of the investment. Each transaction was negotiated by one or more executive officers of the Company. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that they were receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent.

         The above shares issued for services included 17,500 shares of restricted common stock issued to two key employees as a retention incentive in April 2000. Both employees were engaged in administrative, technical, legal, marketing or financial functions within the Company and were fully aware of the Company's business and financial condition and related risks. The average trading price of the common stock at the time of the transaction was approximately $1.68 per share. The recipients acknowledged in writing that they were receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent.

         The above shares issued for services also included 335,000 shares of stock that were accrued for issuance to directors of the Company. Beginning in November 1999 and until December 2000, at which time this policy ceased, all members of the board of directors, including employees, became entitled to receive 5,000 shares of restricted common stock of the Company for each month during which they served as a director. Under this arrangement, the Company accrued the issuance to directors of 60,000 shares in 1999 and 275,000 shares in 2000. All of these shares were issued as of March 2001. All certificates bore a restrictive legend and stop transfer instructions were noted on the Company's stock transfer records.


     Loan Repayments

         On May 1, 2000, the Company entered into an agreement with the Canopy Group, Inc. to issue 1,122,918 shares of restricted common stock in consideration of satisfaction of a $314,417 judgment and an additional 416,667 shares for $250,000 cash investment, or $0.37 per share. The judgment related to a claim for collection of the obligation due under a $250,000 promissory note in default. On the date of this settlement, the market price for the common stock was approximately $1.90 per share. This venture capital investor was provided with and had access to full business and financial information about the Company and negotiated the transaction with principal executive officers of the Company.


         Between October 27 and December 11, 2000, the Company issued an aggregate of 135,529 shares of restricted common stock to three persons, each of whom was an accredited investor, as payment of $56,412 in interest accrued on outstanding loans to the Company, or an average of $0.42 per share. On the dates on which such transactions occurred during the above period, the market price for the common stock ranged between $0.23 and $0.63 per share. The recipients acknowledged in writing that they were receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent.

     Cash Sales


         Between December 1999 and December 2000, the Company issued and sold an aggregate of 3,747,746 shares of restricted common stock for cash of $2,040,397, or an average of approximately $0.54 per share, to 107 accredited and one nonaccredited persons. On the dates on which such transactions occurred during the above period, the market price for the common stock ranged between approximately $3.94 and $0.23 per share. See Part II. Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters. The offering was limited to, and each of the persons receiving stock in the foregoing transactions was, one or more of the following: a regular employee/consultant, an existing stockholder, a family member or personal or business associate of an affiliate, an employee, or a then-current stockholder. Each of the 108 persons approached the Company regarding the investment. Each was able to bear the financial risk of the investment. Each transaction was negotiated by one or more executive officers of the Company. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that they were receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent.


     Litigation Settlement

         On November 15, 2000, the Company settled a lawsuit initiated by two attorneys formerly employed by the Company, one of whom was legal counsel and chief financial officer and the other of whom was his son, with the issuance of 500,000 shares of restricted common stock, 270,000 shares of which were issued as of March 1, 2000, the date on which they were originally issuable by agreement, and 230,000 shares of which were issued as of the November 1, 2000, the date the terms of the settlement were agreed to. The approximate price of the common stock was $3.13 on March 1, 2000, $0.63 on November 1, 2000, and $0.35 on November 15, 2000. Because of the professional training, positions and responsibilities with the Company, relationships with executive officers and between themselves, and bargaining position, the recipients of stock in this settlement were fully appraised of the business and financial condition of the Company and had received or had access to all information about the Company. The recipients acknowledged in writing that they were receiving restricted securities and consented to a legend on the certificates issued and stop transfer instructions with the transfer agent. Certificates for the foregoing shares were issued in March 2001, when the market price was approximately $0.25 per share.

     Simon Option Exercise


         On April 28, 2000, the Company erroneously recorded the exercise of stock options by David J. Simon, executive officer, director, founder and accredited investor with full access to information about the Company. Such options were to purchase 1,152,260 shares of common stock for $170,000, or $0.15 per share. This transaction was reversed December 11, 2000, based on clarification of Mr. Simon's intentions.

     Issuance of Stock for Interest Expense

         Between October 2000 and September 30, 2001, the Company issued 8,228,723 shares of common stock with an aggregate value of $1,426,152 and an average per share value of $0.17, as interest expense to 16 holders of the Limited Recourse Convertible Promissory Notes convertible into common stock described below, each of whom was an accredited investor. The average month-end market price of the Company's common stock ranged from $0.60 to $0.16 during this period. From October 1, 2001, through December 31, 2001, the Company issued an additional 3,718,379 shares of common stock with an aggregate value of $783,032, and an average per share value of $0.21, as interest expense to holders of the Limited Recourse Convertible Promissory Notes convertible into common stock.

Issuance of Limited Recourse Convertible Promissory Notes Convertible into Common Stock

         Between October 2000 and December 31, 2001, the Company has issued $2,295,187 in aggregate principal amount of limited recourse promissory notes convertible into common stock of the Company. Of this amount, $235,000 was issued by December 31, 2000. Net proceeds from the sale of these notes are to be used for specific continuing operating requirements and not to pay past due liabilities. The convertible notes bear monthly interest payable in additional shares of common stock computed based on the then-market price for the common stock in the over-the-counter market. The convertible notes are redeemable at the option of the Company, unless the investor elects to convert all or any part of the principal amount of the convertible notes into additional shares of common stock. As of December 31, 2001, the stated interest on the convertible notes represents 2.2 million shares of common stock, issuable monthly, subject to adjustments due to reductions in the market price for the Company's common stock below $0.20 per share. In certain cases, the Company has agreed not to redeem the convertible notes until such time as the investors have the right to convert their interest and principal into an agreed minimum number of shares. As of December 31, 2001, holders of $313,000 of these notes voluntarily converted the notes into 3,300,260 shares of common stock. Holders of $1,797,187 in principal amount of the convertible notes have agreed to convert the notes into common stock on the occurrence of specific events. The Company estimates that the issuance of shares for the principal of and accrued interest on the notes will result in the issuance of a minimum of 24.4 million shares of common stock. As of January 31, 2002, the Company had issued or committed to issue a total of 29,169,112 shares under these notes, of which 12,189,321 remained as collateral shares.

         The offering was limited to, and each of the persons, aggregating 35 persons, purchasing notes in the foregoing transactions was, one or more of the following: a regular employee/consultant, an existing stockholder, or a family member or personal or business associate of an affiliate, an employee, or a then-current stockholder. Each was able to bear the financial risk of the investment. Each transaction was negotiated by one or more executive officers of the Company. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that the notes constituted restricted securities and that any stock received on conversion would constitute restricted securities and consented to a legend on the certificates to be issued and stop transfer instructions with the transfer agent. A notice on Form D was filed with the Securities and Exchange Commission

2001 Common Stock Issuance

         Between February 20 and September 30, 2001, the Company issued 1,663,476 shares of common stock to a total of 13 purchasers, five of whom were officers or directors of the Company, two of whom were accredited investors, and six of whom were nonaccredited investors, in consideration of legal and other services rendered. The market price on such dates ranged from $0.14 to $0.26. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that the securities constituted restricted securities and consented to a legend on the certificates to be issued and stop transfer instructions with the transfer agent.

         Between September 30, 2001 and December 31, 2001, the Company issued 1,282,695 shares of common stock to seven purchasers, each of whom was an accredited investor, in consideration of legal and other services rendered.
 On the dates on which such transactions occurred during the above period, the market price on such dates ranged from $0.28 to $0.16. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that the securities constituted restricted securities and consented to a legend on the certificates to be issued and stop transfer instructions with the transfer agent.

         Between March and September 2001, the Company issued an aggregate of 2,938,602 shares of common stock to fourteen persons, including nine current or former employees, each of whom was an accredited investor, and five other persons, of whom three were accredited investors, for claims regarding services under their employment agreements at times when the price for the common stock ranged from $0.14 to $0.26. During this same period, the Company issued 40,000 shares to one individual in settlement of accounts payable. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that the securities constituted restricted securities and consented to a legend on the certificates to be issued and stop transfer instructions with the transfer agent.

         Included in the above figures are 148,750 shares of common stock issued to John D. Hipsley and 92,500 shares of common stock issued to Richard T. Hauge, both of whom were accredited investors, as partial consideration for a settlement and release agreement entered into with them. See Part II. Item 2. Legal Proceedings: CardOne Development Company and CardOne Corporation. On such date, the approximate price of our common stock was $0.14 per share. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients acknowledged in writing that the securities constituted restricted securities and consented to a legend on the certificates to be issued and stop transfer instructions with the transfer agent.

         On April 16, 2001, the Company issued 110,960 shares of common stock for remodeling costs of its principal executive offices located at 740 East 3900 South, Salt Lake City, Utah. Such shares were in consideration of ordinary expenses incurred by the Company as an occupant, and not as part of the real estate joint venture transactions. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipients, who were accredited investors, acknowledged in writing that the securities constituted restricted securities and consented to a legend on the certificates to be issued and stop transfer instructions with the transfer agent.

         On June 1, 2001, we appointed CIT Canada Inc., North York, Ontario, a subsidiary of Silverline Technologies, Inc., an international software development and integration services firm with over 2,600 software professionals worldwide, as our independent contractor to adapt our software products for a specific purpose. We agreed to pay CIT Canada in cash or, at our election, in restricted common stock at the closing price for our stock on the applicable invoice date. Under this arrangement, we paid $25,000 in cash and have provided for the issuance of 1,278,615 shares of restricted common stock in the fourth quarter of 2001, based on statements of work presented by CIT, and to the date of this filing in 2002. During this period, the price of our stock ranged from $0.28 to $0.14 per share. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. The recipient, who was an accredited investor, acknowledged in writing that the securities constituted restricted securities and consented to a legend on the certificates to be issued.

Options

     Grants

         The Company has granted options as follows:

                                                                                          Exercise Price
                                                                                ------------------------------------
                                                                  Number
             Name               Effective Date    701(1)        of Shares          As Granted      As Repriced(2)
             ----               --------------    ------        ---------          ----------      --------------
Officers and Directors
David J. Simon(2)                  11/01/1998                   6,778,000              $0.15
                                   05/01/2001(3)               (1,778,000)
                                                           ---------------------
                                                                5,000,000                               $0.128
                                   07/01/2001                   2,055,000               0.10

James A. Williams                  09/06/2000                     800,000               0.48
                                   04/04/2000       Yes           250,000               0.48             0.128
                                   03/01/2000                   2,250,000               0.48             0.128
                                   07/01/2001                   1,429,970               0.10

Joe G. Coykendall                  05/01/2000                     500,000               0.48             0.128
                                   05/01/2000                     500,000               0.48             0.128
                                   05/01/2000                     500,000               0.64
                                   07/01/2001                   1,112,500               0.10
                                   01/30/2001                     350,000               0.22

Peter J. Bennee                    09/06/2000                     120,000               0.48
                                   01/13/2000       Yes           600,000               0.48             0.128
                                   07/01/2001                   1,049,500               0.10

Paul E. Christensen                01/13/2000       Yes           100,000               0.48             0.128

Richard T. Hauge                   04/04/2000                     100,000               0.48             0.128
                                   08/16/2000                   2,000,000               0.48
                                   08/16/2000                   1,000,000               0.48             0.128
                                   07/01/2001                     940,000               0.10

John D. Hipsley                    04/04/2000                     100,000               0.48             0.128
                                   08/16/2000                   1,500,000               0.48
                                   08/16/2000                     500,000               0.48             0.128
                                   07/01/2001                     940,000               0.10

Philip J. Voelker                  10/16/2000                     700,000               0.48             0.128
                                   10/16/2000                     500,000               0.48
                                   07/01/2001                     780,000               0.10
                                   01/30/2001                     100,000               0.22

Donna M. Kreutz                    01/13/2000       Yes           200,000               0.48             0.128
                                   04/04/2000                     100,000               0.48
                                   04/04/2000       Yes            50,000               0.48
                                   07/01/2001                     885,000               0.10
                                   01/30/2001                     100,000               0.22

Other Employees (11 persons)
                                     2000                         928,333(4)       $0.48-0.80
                                     2001                       1,296,304              $0.10

(1)  Issued in reliance on Rule 701.

(2) Options originally granted by R & D Technology to purchase 2,000,000 shares at $0.50, which is the equivalent to options to purchase 6,778,000 shares of the Company at $0.15 after giving to the exchange ratio applicable to the R & D acquisition and to the Company's stock dividend.
(3) In July 2001, the Company's chairman of the board of directors, David Simon, agreed to cancel options to purchase 1,778,000 shares held by him.

(4) In an effort to provide incentives for management and employees to continue with the Company, in July 2001, the board of directors approved a plan reducing to $0.128 per share the exercise price of options to purchase 12,428,333 shares held by officers, directors and other employees of the Company, provided that those options were exercised immediately. The exercise prices for the old options ranged from $0.1475 to $0.48 per share, with a weighted average exercise price of $0.347 per share.

     Exercises

         In July 2001, all officers and employees offered the repriced options exercised their options to purchase an aggregate of 12,428,333 shares with the delivery of nonrecourse promissory notes with an aggregate principal balance of $1,335,827, after crediting Mr. Simon $255,000 against the exercise price of his options resulting from the cancellation of Company indebtedness to him. In consideration of the requirement that the options be exercised immediately, the Company authorized the payment of the exercise price by the execution of nonrecourse promissory notes in the principal amount of the full purchase price. The notes are due no later than December 31, 2004, and provide that the maker of the note is required to repay principal only from proceeds from the sale of the stock issued. Stock issued for options exercised in consideration of the notes is being held by the Company as collateral for the note. If a note is not repaid at or before maturity on December 31, 2004, the subject shares would be returned to the Company for cancellation, and the related note would become null and void.

     Exemption for Offers and Sales Pursuant to Compensatory Benefit Plans Pursuant to Rule 701

         The options noted were granted in reliance on the exemption from registration set forth in Rule 701 for certain compensatory benefit plans and contracts relating to compensation, to certain Company related individuals. Each person receiving this compensation was a past or present employee, director, officer, family member, consultant or advisor. We made the offers and sales pursuant to written compensatory benefit plans delivered to the investors. In each fiscal year, less than the maximum allowable amount of $1,000,000 or 15% of the outstanding amount of the class of securities was offered and sold in reliance on this section. In no fiscal year have we exceeded the $5,000,000 annual limit that would trigger additional disclosure obligations to the investors. We also rely on the exemption from registration provided in Section 4(2) for these offers and sales as noted below.

Exemptions from Registration

         Except as expressly otherwise stated above, each of the above transactions was effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act as transactions not involving any public offering. In each case, the offering was limited and without any general solicitation, there were a limited number of investors, and the investors were sophisticated relative to an investment in the Company and able to bear the economic risks of their investment. Each transaction was negotiated with an officer of the Company to answer questions from the investors and provide additional material information requested, to the extent it could be provided without unreasonable effort or expense. The investors had access to material information of the kind that registration would provide. All certificates contained a restrictive legend and stop transfer instructions were placed against transfer of the certificates in the absence of registration or an available exemption.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation, as amended, provide that we may, to the fullest extent permitted by the Florida Business Corporation Act, indemnify all persons whom we have the power to indemnify from and against all expenses, liabilities or other matters. Our bylaws further provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the Florida Business Corporation Act and provide that we may advance expenses incurred by such persons in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the bylaws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.

         The Florida Business Corporation Act provides as follows:

         607.0850 Indemnification of officers, directors, employees, and agents.--

                  (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

                  (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

                  (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection
         (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

                  (4) Any indemnification under subsection (1) or subsection
         (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

                           (a) By the board of directors by a majority vote of a
                  quorum consisting of directors who were not parties to such proceeding;

                           (b) If such a quorum is not obtainable or, even if
                  obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

                           (c) By independent legal counsel:

                                    1. Selected by the board of directors
                           prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

                                    2. If a quorum of the directors cannot be
                           obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

                           (d) By the stockholders by a majority vote of a
                  quorum consisting of stockholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of stockholders who were not parties to such proceeding.

                  (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

                  (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

                  (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

                           (a) A violation of the criminal law, unless the
                  director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

                           (b) A transaction from which the director, officer,
                  employee, or agent derived an improper personal benefit;

                           (c) In the case of a director, a circumstance under
                  which the liability provisions of s. 607.0834 are applicable;
                  or

                           (d) Willful misconduct or a conscious disregard for
                  the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.

                  (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

                  (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the stockholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

                           (a) The director, officer, employee, or agent is
                  entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

                           (b) The director, officer, employee, or agent is
                  entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

                           (c) The director, officer, employee, or agent is
                  fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection
                  (2), or subsection (7).

                  (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

                  (11) For purposes of this section:

                           (a) The term "other enterprises" includes employee
                  benefit plans;

                           (b) The term "expenses" includes counsel fees,
                  including those for appeal;

                           (c) The term "liability" includes obligations to pay
                  a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

                           (d) The term "proceeding" includes any threatened,
                  pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

                           (e) The term "agent" includes a volunteer;

                           (f) The term "serving at the request of the
                  corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

                           (g) The term "not opposed to the best interest of the
                  corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

                  (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section.

         The bylaws further provide that the indemnification provisions of the bylaws are a matter of contract between us and incumbent directors and officers.

                                    PART F/S

         The financial statements of the Company, including the auditors' report, are included beginning at page F-1 immediately following the signature page of this amendment to the registration statement.

                                    PART III

               ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS

                   SEC
   Exhibit      Reference
    Number        Number                            Title of Document                                Location
-------------- ------------ ------------------------------------------------------------------- -------------------
      Item 2.               Plan of Acquisition, Reorganization, Arrangement, Liquidation or
                            Succession
-------------- ------------ ------------------------------------------------------------------- -------------------
         2.01         2     Agreement for the Exchange of Common Stock among Apple Tree         Amendment No. 3
                            Capital Corp., Eric P. Littman, Schimatic Technologies, Inc. and    to Original Filing
                            R & D Technology, Inc., made November 12, 1998
         2.02         2     Reorganization Agreement between SCHIMATIC Cash Transactions        Amendment No. 3
                            Network.com, Inc. and IC One, Inc. dated as of June 30, 1999        to Original Filing
         2.03         2     First Amendment to Reorganization Agreement effective as of         Amendment No. 3
                            July 17, 1999                                                       to Original Filing
         2.04         2     Second Amendment to Reorganization Agreement made and entered       Amendment No. 3
                            into as of September 10, 1999                                       to Original Filing

      Item 3.               Articles of Incorporation and Bylaws
-------------- ------------ ------------------------------------------------------------------- -------------------
         3.01         3     Articles of Incorporation of Apple Tree Capital Corp., filed        Amendment No. 2
                            October 4, 1996                                                     to Original Filing
         3.02         3     Articles of Amendment to Apple Tree Capital Corp. (name change to   Amendment No. 3
                            Schimatic Technologies, Inc.) filed November 13, 1998               to Original Filing
         3.03         3     Articles of Amendment to Schimatic Technologies, Inc. (name         Amendment No. 2
                            change to SCHIMATIC Cash Transactions Network.com, Inc.) filed      to Original Filing
                            January 15, 1999
         3.04         3     Bylaws of SCHIMATIC Cash Transactions Network.com, Inc. dated       Amendment No. 2
                            January 15, 1999                                                    to Original Filing

         3.05         3     Articles of Amendment to Articles of Incorporation of SCHIMATIC     This Filing
                            Cash Transactions Network.com, Inc. dated June 30, 1999, filed
                            June 26, 2000


      Item 4.               Instruments Defining the Rights of Holders, Including Debentures
-------------- ------------ ------------------------------------------------------------------- -------------------
         4.01         4     Specimen stock certificate                                          Amendment No. 2
                                                                                                to Original Filing

                                       68

     Item 10.               Material Contracts
-------------- ------------ ------------------------------------------------------------------- -------------------
        10.01        10     Marketing Agreement between IC One, Inc. and Global Capital         Amendment No. 2
                            Limited, LLC dated effective August 6, 1999                         to Original Filing
        10.02        10     Letter Agreement between IC One, Inc. and IBM                       Amendment No. 2
                                                                                                to Original Filing
        10.03        10     Settlement and Release Agreement between SCHIMATIC Cash             Amendment No. 3
                            Transactions Network.com, Inc. and International Business           to Original Filing
                            Machines Corporation dated August 2, 2001
        10.04        10     Marketing Agreement between IC One, Inc. and eExpo, Inc. dated      Amendment No. 2
                            June 22, 1999                                                       to Original Filing
        10.05        10     Building Purchase and Sale Agreement between Big M Investment &     Amendment No. 2
                            SCTN, Buyer, and LK Fox Charitable Remainder Unitrust and JK        to Original Filing
                            Family Partnership, Seller, dated December 29, 1999
        10.06        10     IC One, Inc. 1999 Equity Incentive Plan                             Amendment No. 3
                                                                                                to Original Filing
        10.07               IC One, Inc./CardOne Development Co. Purchase Agreement dated       Amendment No. 3
                            effective as of December 1, 1998                                    to Original Filing
        10.08        10     Office Building Lease, 740 East 3900 South, Salt Lake City, Utah,   Amendment No. 3
                            between Big M Investments & MDF 740 E LLC and Schimatic Cash        to Original Filing
                            Transaction Network.com, Inc. dated August 29, 2001
        10.09        10     Employment Agreement between SCTN dba IC One, Inc. and Jim          Amendment No. 3
                            Williams dated February 9, 2000, effective as of March 1, 2000      to Original Filing
        10.10        10     Form of Summary Term Sheet for Revenue Backed Convertible Note      Amendment No. 3
                                                                                                to Original Filing
        10.11        10     Form of Convertible Note                                            Amendment No. 3
                                                                                                to Original Filing
        10.12        10     Collateralized Nonrecourse Loan Agreement (with Letter of Option    Amendment No. 3
                            Exercise and Stock Power of Attorney), dated May 3, 2001, with      to Original Filing
                            related schedule
        10.13        10     Letter to Officers dated July 1, 2001, relating to options to       Amendment No. 3
                            purchase shares (with related schedule)                             to Original Filing

                                       69

        10.14        10     Notice of Common Stock Option Grants dated January 26, 2001, with   Amendment No. 3
                            related schedule                                                    to Original Filing
        10.15        10     Non-Statutory Incentive Stock Option Agreement made November 1,     Amendment No. 3
                            1998                                                                to Original Filing
        10.16        10     Form of Regular Convertible Note                                    Incorporated by
                                                                                                Reference(1)
        10.17        10     Form of Limited Recourse Convertible Note                           Incorporated by
                                                                                                Reference(1)
        10.18        10     Form of Stock Pledge Agreement securing obligation under Limited    Incorporated by
                            Recourse Convertible Note                                           Reference(1)
        10.19        10     Form of Accommodation Pledge securing obligation under Limited      Incorporated by
                            Recourse Convertible Note                                           Reference(1)

        10.20        10     Memorandum of Understanding between Cardis Enterprises              This filing
                            International B.V. and SCTN, dba Smart Chip Technologies, Inc. as
                            of August 29, 2000
        10.21        10     Agreement for Independent Contractor Services between SCHIMATIC     This filing
                            Cash Transactions Network.com, Inc. and Transaction Software,
                            Inc. dated February 14, 2001
        10.22        10     Forbearance Agreement between Quint Star Management, Inc., IC       This filing
                            One, Inc. and Schimatic Cash Transactions Network.com, Inc.
                            effective as of March 26, 2001
        10.23        10     Memorandum of Understanding among CARDIS Enterprises                This filing
                            International B.V., CIT Canada Inc., Giesecke & Devrient Systems
                            Canada, Inc., Ingenico, Oasis Technology Ltd., and Schimatic Cash
                            Transactions Network.com, Inc. effective as of April 1, 2001

        10.24        10     Teaming Agreement between Oasis Technology Ltd. and Schimatic       This filing
                            Cash Transactions Network.com, Inc. effective as of April 15, 2001

        10.25        10     WestPark Capital, Inc. Institutional Private Placement Engagement   This filing
                            Agreement between Smart Chip Technologies, Inc. and WestPark
                            Capital, Inc. agreed to May 9, 2001
        10.26        10     Agreement for Services between Smart Chip Technologies, LLC, and    This filing
                            HiTech Consulting Group, dated June 26, 2001
        10.27        10     Memorandum of Understanding between Schimatic Cash Transactions     This filing
                            Network.com, Inc. and Welcome Real-Time effective July 6th, 2001

                                       70

        10.28        10     Letter of Intent re Solstice Alliance from Oasis Technology, Ltd.   This filing
                            to The Bank of Nova Scotia dated July 18, 2001
        10.29        10     Sublease between Smart Chip Technologies, LLC and e-dn.com, Inc.    This filing
                            dated September 4, 2001
        10.30        10     Co-Marketing Agreement between Proton World International S.A.      This filing
                            and Smart Chip Technologies, Inc. dated October 19, 2001
        10.31        10     Partnering Agreement between Giesecke & Devrient GmbH and Smart     This filing
                            Chip Technologies, LLC dated October 23, 2001
        10.32        10     Alliance Agreement between Smart Chip Technologies, LLC, and        This filing
                            Consumer Economic Opportunities, Inc. entered November 7, 2001
        10.33        10     Technical Services Agreement dated November 12, 2001, between       This filing
                            Smart Chip Technologies, LLC and RTS Networks Group PLC
        10.34        10     Amended Agreement for Independent Contractor Services between CIT   This filing
                            Canada Inc. and Schimatic Cash Transactions Network.com, Inc.
                            dated November 15, 2001
        10.35        10     Letter of Termination of eExpo Marketing Agreement dated April 4,   This filing
                            2000
        10.36        10     Letter of Intent dated August 21, 2000, from Smart Chip             This filing
                            Technologies to Oasis Technology, Ltd.


     Item 21.               Subsidiaries of the Registrant
-------------- ------------ ------------------------------------------------------------------- -------------------
        21.01        21     Schedule of subsidiaries                                            Amendment No. 3
                                                                                                to Original Filing

(1) Incorporated by reference from the Company's annual report on Form 10-KSB for the year ended December 31, 2000, filed October 15, 2001.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SCHIMATIC CASH TRANSACTIONS
                                             NETWORK.COM, INC.



Date: February 14, 2002                      By: /s/ Joe G. Coykendall
                                                 ------------------------------
                                                  Joe G. Coykendall
                                                  Sr. Vice President and Chief
                                                  Financial Officer

          Schimatic Cash Transactions Network.com, Inc. and Subsidiary
                        (A Development Stage Enterprise)
                   Index to Consolidated Financial Statements



                                                                           Page





         Years Ended December 31, 2000 and 1999 and the
         Cumulative Period During the Development Stage From
         February 27, 1997 (Inception) Through December 31, 2000:

         Independent Auditor's Report                                       F-2

         Consolidated Balance Sheet                                         F-3

         Consolidated Statements of Operations                              F-4

         Consolidated Statement of Changes in Shareholders' Deficit    F-5 - F-6

         Consolidated Statements of Cash Flows                              F-7

         Notes to Consolidated Financial Statements                  F-8 - F-19


         Nine Months Ended September 30, 2001 and 2000 and the
         Cumulative Period During the Development Stage From
         February 27, 1997 (Inception) Through September 30, 2001:

         Consolidated Balance Sheet                                        F-20

         Consolidated Statements of Operations                             F-21

         Consolidated Statement of Changes in Shareholders' Deficit        F-22

         Consolidated Statements of Cash Flows                             F-23

         Notes to Consolidated Financial Statements                 F-24 - F-26

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders
Schimatic Cash Transactions Network.com, Inc. and Subsidiary
Salt Lake City, Utah

We have audited the accompanying consolidated balance sheet of Schimatic Cash Transactions Network.com, Inc. and Subsidiary, (A Development Stage Enterprise) as of December 31, 2000, and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended December 31, 2000 and 1999 and for the period February 27, 1997 (Inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schimatic Cash Transactions Network.com, Inc. and Subsidiary, (A Development Stage Enterprise) as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999 and for the period February 27, 1997 (Inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is in the development stage, has incurred net losses since inception and expects to incur net losses for the foreseeable future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated financial statements for the year ended December 31, 1999 have been restated (see Note 13).


                                              /s/ Feldman Sherb & Co., P.C.
                                             ---------------------------------
                                             Feldman Sherb & Co., P.C.
                                             Certified Public Accountants

August 28, 2001
New York, New York

                          SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                        (A Development Stage Enterprise)
                                           CONSOLIDATED BALANCE SHEET
                                                December 31, 2000


         ASSETS
CASH                                                                                        $              5,884
PROPERTY AND EQUIPMENT - at cost, net                                                                     57,246
PATENTS - at cost, net                                                                                    34,358
                                                                                            --------------------

                                                                                            $             97,488
                                                                                            ====================

            LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable - IBM                                                                    $          1,970,000
  Accounts payable - other                                                                               896,032
  Accrued wages and payroll taxes                                                                      1,295,598
  Loans payable - shareholders                                                                           498,571
                                                                                            --------------------
    TOTAL CURRENT LIABILITIES                                                                          4,660,201
                                                                                            --------------------

CONVERTIBLE NOTES PAYABLE                                                                                235,000
                                                                                            --------------------

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
  Common stock, $.001 par value,  200,000,000 shares authorized,
    60,236,723 shares issued and outstanding                                                              60,237
  Additional paid-in capital                                                                          38,734,476
  Less: Common stock subscriptions receivable                                                         (2,300,000)
  Deficit accumulated during the development stage                                                   (41,292,425)
                                                                                            --------------------
    TOTAL SHAREHOLDERS' DEFICIT                                                                       (4,797,712)
                                                                                            --------------------
                                                                                            $             97,488
                                                                                            ====================

                                  See notes to consolidated financial statements.

                                                        F-3

                                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                               (A Development Stage Enterprise )
                                              CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                                          Cumulative During
                                                                    Year Ended December 31,             the Development Stage
                                                              -------------------------------------      (February 27, 1997
                                                                   2000                1999             to December 31, 2000)
                                                              ----------------   ------------------   --------------------------
                                                                                  (Restated - See
                                                                                     Note 13)
REVENUE                                                    $                -  $                 -      $                  -

EXPENSES:
    Research and development                                        3,745,871            1,992,671                14,904,541
    Selling, general and administrative                             4,301,413            5,360,289                23,163,747
    Depreciation and amortization                                     130,149               85,811                   301,071
    Loss on impairment of assets                                      675,546                    -                   675,546
    Interest expense                                                  262,996              238,928                   546,310
                                                           ------------------  -------------------      --------------------
       TOTAL EXPENSES                                               9,115,975            7,677,699                39,591,215
                                                           ------------------  -------------------      --------------------

LOSS BEFORE EXTRAORDINARY ITEM                                     (9,115,975)          (7,677,699)              (39,591,215)

EXTRAORDINARY ITEM - LOSS ON
  EXTINGUISHMENT OF DEBT                                           (1,369,960)            (331,250)               (1,701,210)
                                                           ------------------  -------------------      --------------------
NET LOSS                                                   $      (10,485,935) $        (8,008,949)     $        (41,292,425)
                                                           ==================  ===================      ====================

NET LOSS PER SHARE, BASIC AND DILUTED:
    BEFORE EXTRAORDINARY ITEM                              $            (0.16) $             (0.16)
    EXTRAORDINARY ITEM                                                  (0.02)               (0.01)
                                                           ------------------  -------------------
TOTAL NET LOSS PER SHARE, BASIC AND DILUTED                $            (0.18) $             (0.17)
                                                           ==================  ===================

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, BASIC AND DILUTED                              57,724,794           47,549,818
                                                           ==================  ===================


                                      See notes to consolidated financial statements.

                                                            F-4

                                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                                (A Development Stage Enterprise)
                                   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                                               Less:                       Deficit
                                                                             Common Stock                 Accumulated
                                             Common Stock         Additional    Stock          Plus:       During the     Total
                                        ---------------------      Paid-in   Subscriptions  Common Stock   Development Shareholders'
                                           Shares     Amount       Capital    Receivable   to be Issued      Stage        Deficit
                                         ----------- --------   ------------ ------------ --------------  ------------ -------------
BALANCE,  February 26, 1997 (Inception)   7,815,080  $ 7,816    $    (7,816) $         -  $        -                -  $         -
  Issuance of common stock for cash:
   at $1.32 per share, March                 35,676       36         46,964            -           -                -       47,000
   at $0.92 per share, April                 10,032       10          9,207            -           -                -        9,217
   at $0.75 per share, June                  28,085       28         20,972            -           -                -       21,000
   at $0.71 per share, July                 452,223      452        322,434            -           -                -      322,886
   at $0.69 per share, August               695,447      695        477,005            -           -                -      477,700
   at $0.68 per share, September             42,128       42         28,487            -           -                -       28,529
   at $0.81 per share, November              32,715       33         26,517            -           -                -       26,550
  Net loss                                        -        -              -            -           -       (1,231,738)  (1,231,738)
                                         ----------  -------    -----------  -----------  ----------    -------------  -----------
BALANCE, as previously  reported,
 December 31, 1997                        9,111,386    9,112        923,770            -           -       (1,231,738)    (298,856)
  Prior period adjustment -
  Reclassification of February 26, 1997
   (Inception), to legal, financial,
   development and administrative
   services (see Note 13)                (7,815,080)  (7,816)         7,816            -           -                -            -
  Prior period adjustment - IC One's
   issuance of common stock for legal,
   financial, development and
   administrative services (see Note 13)
     at $1.32 per share, March                  759        1            999            -           -           (1,000)           -
     at $0.92 per share, April              379,528      380        349,620            -           -         (350,000)           -
     at $0.92 per share, May             12,870,501   12,871     11,811,512            -           -      (11,824,383)           -
     at $0.71 per share, July             3,779,301    3,779      2,684,854            -           -       (2,688,633)           -
     at $0.69 per share, August           1,479,869    1,480      1,012,322            -           -       (1,013,802)           -
     at $0.68 per share, September          263,471      263        178,162            -           -         (178,425)           -
     at $0.81 per share, November            74,957       75         61,150            -           -          (61,225)           -
                                         ----------  -------    -----------  -----------  ----------    -------------  -----------
BALANCE,  restated, December, 1997       20,144,692   20,145     17,030,205            -           -      (17,349,205)    (298,856)
  Issuance of common stock for cash:
    at $2.63 per share, January              94,882       95        249,905            -           -                -      250,000
    at $0.87 per share, February            108,469      108         94,342            -           -                -       94,450
    at $0.69 per share, March               176,131      176        122,094            -           -                -      122,270
    at $0.70 per share, April               206,944      207        144,026            -           -                -      144,233
    at $0.67 per share, May                 471,374      471        317,029            -           -                -      317,500
    at $2.45 per share, June                 26,567       27         64,973            -           -                -       65,000
    at $1.24 per share, July                 19,356       19         23,981            -           -                -       24,000
    at $2.63 per share, August                1,898        2          4,998            -           -                -        5,000
    at $0.68 per share, September           284,393      284        194,383            -           -                -      194,667
    at $0.66 per share, October              68,315       68         44,932            -           -                -       45,000
    at $0.65 per share, November            523,935      524        338,874            -           -                -      339,398
    at $0.66 per share, December             37,953       38         24,962            -           -                -       25,000
  Net loss                                        -        -              -            -           -       (3,061,513)  (3,061,513)
                                         ----------  -------    -----------  -----------  ----------    -------------  -----------
BALANCE, as previously reported,
 December 31, 1998                       22,164,909   22,165     18,654,703            -           -      (20,410,718)  (1,733,851)
  Prior period adjustment - IC One's
   issuance of common stock for notes
   at $0.69 per share, July
   (see Note 13)                          1,897,639    1,898      1,298,102   (1,300,000)                           -            -
  Prior period adjustment - IC One's
   accrual for taxes payable                                                                                  (19,865)     (19,865)
  Prior period adjustment - IC One's
   issuance of common stock for legal,
   financial, development and
   administrative services (see Note 13)
     at $0.69 per share, March                3,795        4          2,631            -           -           (2,635)           -
     at $0.70 per share, April               67,708       68         47,122            -           -          (47,190)           -
     at $0.67 per share, May                340,057      340        228,710            -           -         (229,050)           -
     at $2.45 per share, June               379,528      380        928,191            -           -         (928,571)           -
     at $1.24 per share, July               815,985      816      1,010,949            -           -       (1,011,765)           -
     at $0.68 per share, September          152,388      152        104,158            -           -         (104,310)           -
     at $0.66 per share, October             15,181       15          9,985            -           -          (10,000)           -
     at $0.65 per share, November            51,616       52         33,384            -           -          (33,436)           -
                                         ----------  -------    -----------  -----------  ----------    -------------  -----------
BALANCE, restated, December 31, 1998
 and total carried forward               25,888,806  $25,889    $22,317,936  $(1,300,000) $        -      (22,797,540) $(1,753,716)
                                         ----------  -------    -----------  -----------  ----------    -------------  -----------

                                           See notes to consolidated financial statements.

                                                                  F-5

                                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                              (A Development Stage Enterprise)
                                  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                                               Less:                       Deficit
                                                                             Common Stock                 Accumulated
                                             Common Stock         Additional    Stock          Plus:       During the     Total
                                        ---------------------      Paid-in   Subscriptions  Common Stock   Development Shareholders'
                                           Shares     Amount       Capital    Receivable   to be Issued      Stage        Deficit
                                         ----------- --------   ------------ ------------ --------------  ------------ -------------
BALANCE, as restated, December 31, 1998
   and total brought forward             25,888,806  $25,889    $ 2,317,936  $(1,300,000) $        -     $(22,797,540) $ (1,753,716)
    Issuance of common stock in exchange 19,758,778   19,758        776,355          -                            -         796,113
    Issuance of common stock for cash:
       at $0.66 per share, January          713,512      714        469,286          -             -              -         470,000
       at $0.68 per share, February         129,799      130         87,870          -             -              -          88,000
       at $0.66 per share, March            151,811      152         99,848          -             -              -         100,000
       at $0.68 per share, April            179,137      179        120,821          -             -              -         121,000
       at $0.66 per share, May               38,712       39         25,461          -             -              -          25,500
       at $0.23 per share, July           1,009,905    1,010        232,874          -             -              -         233,884
       at $0.66 per share, September        325,557      326        214,123          -             -              -         214,449
    Issuance of common stock for:
       IBM Debt  at $3.29 per share,
          September                         700,000      700      2,299,300          -             -              -       2,300,000
       Computer services at $2.34 per
          share, September                   11,357       11         26,572          -             -              -          26,583
       Shareholder's loan at $2.75 per
          share, November                   175,000      175        481,075          -             -              -         481,250
       Investment in real estate joint
          venture at $1.00 per share,
          December                          420,000      420        419,580          -             -              -         420,000
    Net loss                                    -        -              -            -             -       (5,534,675)   (5,534,675)
                                         ----------- --------   ------------ ------------ --------------  ------------ -------------
BALANCE, as previously reported,
   December 31, 1999                     49,502,374   49,502     27,571,102   (1,300,000)          -      (28,332,215)   (2,011,612)
    Prior period adjustments - IC One
       (see Note 13):Reclassification of
       issuance of common stock in
       exchange to legal, financial,
       development and administrative
       services                          (1,160,986)  (1,161)         1,161          -             -              -             -
             Common stock to be issued
                at $0.54 per share,
                December                        -        -              -            -         114,000       (114,000)          -

             Issuance of common stock
                for notes at $1.32 per
                share, July                 759,056      759        999,241   (1,000,000)          -              -             -

             Issuance of common stock
                for software at $0.66
                per share, August           174,583      175        114,825          -             -              -         115,000

             IBM Debt at $3.29 per
                share, September           (700,000)    (700)    (2,299,300)         -             -        1,533,333      (766,667)

    Prior period adjustment - IC One's
       issuance of common stock for legal,
       financial, development and
       administrative services
       (see Note 13):
       at $0.68 per share, February       1,968,326    1,968      1,332,506          -             -       (1,334,474)          -
       at $0.68 per share, April          1,913,579    1,914      1,290,633          -             -       (1,292,547)          -
       at $0.66 per share, May               57,157       57         37,593          -             -          (37,650)          -
       at $0.66 per share, September      1,500,860    1,501        986,242          -             -         (987,743)          -
    Prior period adjustment - IC One's
       accrual for taxes payable                -        -              -            -             -         (125,393)     (125,393)
    Prior period adjustment - IC One's
       accrual for directors' fees              -        -              -            -             -         (115,800)     (115,800)
                                         ----------- --------   ------------ ------------ --------------  ------------ -------------
BALANCE, restated, December 31, 1999     54,014,949   54,014     30,034,004   (2,300,000)      114,000    (30,806,489)   (2,904,472)
    Issuance of common stock for cash :
       at $0.60 and $1.00 per share,
          January                           120,733      121         82,320          -             -              -          82,441
       at $0.60 and $1.00 per share,
          February                          653,466      653        399,427          -             -              -         400,080
       at $0.60 and $1.00 per share,
          March                             508,567      509        413,392          -             -              -         413,901
       at $0.60 and $1.00 per share,
          April                             512,081      512        355,138          -             -              -         355,650
       at $0.60 per share, May              475,834      476        285,024          -             -              -         285,500
       at $0.21 and $0.60 per share,
          June                              761,667      762        132,838          -             -              -         133,600
       at $0.60 per share, July             160,000      160         95,840          -             -              -          96,000
       at $0.60 per share, August           108,667      109         65,091          -             -              -          65,200
       at $0.40 per share, September        110,062      110         43,915          -             -              -          44,025
       at $0.40 per share, October           25,000       25          9,975          -             -              -          10,000
       at $0.40 per share, November         100,000      100         39,900          -             -              -          40,000
    Issuance of common stock for cash
       received in 1999 at $0.54 per
       share, January                       211,669      212        113,788          -        (114,000)           -             -
    Issuance of common stock for debt
       and interest:
       at $1.50 per share, April          1,122,918    1,123      1,683,254          -             -              -       1,684,377
       at $0.60 per share, October            2,632        3          1,576          -             -              -           1,579
       at $0.43 per share, November          55,814       56         23,944          -             -              -          24,000
       at $0.40 per share, December          77,083       77         30,756          -             -              -          30,833
    Issuance of common stock for
       financial and development
       services:
       at $2.66 per share, February          22,768       23         60,449          -             -              -          60,472
       at $2.50 per share, March            139,988      140        349,830          -             -              -         349,970
       at $1.97 per share, April             28,527       29         56,066          -             -              -          56,095
       at $1.43 per share, May                3,000        3          4,287          -             -              -           4,290
       at $1.94 per share, June              90,700       91        175,485          -             -              -         175,576
       at $1.42 per share, July              28,640       29         40,642          -             -              -          40,671
       at $0.98 per share, August            16,114       16         15,842          -             -              -          15,858
       at $0.66 per share, September         40,067       40         26,398          -             -              -          26,438
       at $0.64 per share, October           58,397       58         37,278          -             -              -          37,336
       at $0.40 per share, November          21,155       21          8,441          -             -              -           8,462
    Issuance of common stock for legal
       services at $0.35 per share,
       November                             500,000      500        174,500          -             -              -         175,000
    Issuance of common stock for
       investment in real estate
         joint venture:
       at $2.00 per share, March             28,432       28         56,836          -             -              -          56,864
       at $0.33 per share, October          101,975      102         33,550          -             -              -          33,652
    Issuance of common stock to IC One
       shareholders, January                119,905      120           (120)         -             -              -             -
    Cancellation of shares of common
       stock issued in exchange, January   (286,267)    (286)           286          -             -              -             -
    Issuance of common stock for
       equipment at $1.00 per share,
       January                                8,000        8          7,992          -             -              -           8,000
    Issuance of common stock to settle
       CardOne potential claims
       at $1.05 per share, August           294,180      294        308,595          -             -              -         308,889
    Stock option compensation
       January                                  -        -           29,588          -             -              -          29,588
       February                                 -        -           29,588          -             -              -          29,588
       March                                    -        -           29,588          -             -              -          29,588
       April                                    -        -          407,476          -             -              -         407,476
       May                                      -        -          815,726          -             -              -         815,726
       June                                     -        -          109,334          -             -              -         109,334
       July                                     -        -          109,335          -             -              -         109,335
       August                                   -        -          109,335          -             -              -         109,335
       September                                -        -        1,599,960          -             -              -       1,599,960
       October                                  -        -          109,335          -             -              -         109,335
       November                                 -        -          109,335          -             -              -         109,335
       December                                 -        -          109,335          -             -              -         109,335
    Net loss                                    -        -                -          -             -      (10,485,935)  (10,485,935)
                                         ----------- --------   ------------ ------------ --------------  ------------ -------------
BALANCE,  December  31, 2000             60,236,723  $60,237    $ 38,734,476 $(2,300,000) $        -     $(41,292,425) $ (4,797,712)
                                         =========== ========   ============ ============ ==============  ============ =============


                                              See notes to consolidated financial statements.

                                                                  F-6

                                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                                (A Development Stage Enterprise)
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                                            Cumulative During
                                                                           Year Ended December 31,        the Development Stage
                                                                    ------------------------------------    (February 27, 1997
                                                                           2000                1999       to December 31, 2000)
                                                                    -----------------   ----------------  ---------------------
                                                                                         (Restated - See
                                                                                             Note 13)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                          $     (10,485,935)  $     (8,008,949)   $    (41,292,425)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                                            130,149             85,811             301,071
     Stock option compensation                                              3,567,935                  -           3,567,935
     Common stock issued for services                                         950,167          3,792,997          23,555,667
     Common stock issued for interest expense                                 120,829                  -             120,829
     Common stock issued to settle CardOne claims                             308,889                  -             308,889
     Loss on extinguishment of debt                                         1,369,960            331,250           1,701,210
     Loss on impairment of assets                                             675,546                  -             675,546
  Changes in current assets and liabilities:
     Other assets                                                                   -             30,018              30,018
     Accounts payable and accrued expenses                                  1,208,924          2,139,565           4,629,476
                                                                    -----------------   ----------------    ----------------

NET CASH USED IN OPERATING ACTIVITIES                                      (2,153,536)        (1,629,308)         (6,401,784)
                                                                    -----------------   ----------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of property and equipment                                     (4,711)           (48,290)           (347,349)
     Acquisition of patents                                                         -            (15,079)            (46,854)
     Investment in real estate joint venture                                  (36,515)                 -             (36,515)
                                                                    -----------------   ----------------    ----------------

CASH USED IN INVESTING ACTIVITIES                                             (41,226)           (63,369)           (430,718)
                                                                    -----------------   ----------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from loans payable - shareholders                                33,246            290,009             498,571
     Proceeds from  notes payable                                             235,000            125,000             610,000
     Sales of common stock                                                  1,926,397          1,252,833           5,729,815
                                                                    -----------------   ----------------    ----------------

CASH PROVIDED BY FINANCING ACTIVITIES                                       2,194,643          1,667,842           6,838,386
                                                                    -----------------   ----------------    ----------------

NET (DECREASE) INCREASE IN CASH                                                  (119)           (24,835)              5,884

CASH AT BEGINNING OF PERIOD                                                     6,002             30,837                   -
                                                                    -----------------   ----------------    ----------------

CASH AT END OF YEAR                                                 $           5,884   $          6,002    $          5,884
                                                                    =================   ================    ================

                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:
  Interest                                                          $               -   $              -    $              -
                                                                    =================   ================    ================
  Income taxes                                                      $               -   $              -    $              -
                                                                    =================   ================    ================

NON-CASH FLOW FINANCING AND INVESTING ACTIVITIES:
  Issuance of common stock for debt                                 $         250,000   $              -    $        250,000
                                                                    =================   ================    ================
  Issuance of common stock for investment in
    real estate joint venture                                       $          90,516   $        420,000    $        510,516
                                                                    =================   ================    ================
  Issuance of common stock for equipment                            $           8,000   $              -    $          8,000
                                                                    =================   ================    ================
  Issuance of common stock for IC One, Inc.                         $             120   $         34,809    $         34,929
                                                                    =================   ================    ================
  Issuance of common stock for shareholder's loan                   $               -   $        150,000    $        150,000
                                                                    =================   ================    ================
  Issuance of common stock for software                             $               -   $        115,000    $        115,000
                                                                    =================   ================    ================
  Issuance of common stock for notes receivable                     $               -   $      1,000,000    $      2,300,000
                                                                    =================   ================    ================


                                        See notes to consolidated financial statements.

                                                              F-7

          SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   THE COMPANY

     Schimatic Cash Transactions Network.com, Inc. (the Company) is in the business of research, development and integration of proprietary processes and software technologies for the electronic payment industry, primarily involving consumer loyalty programs.

     The Company was incorporated in Florida as Apple Tree Capital Corp. in October 1996 and remained inactive until November 1998 when it acquied Schimatic Technologies, Inc. and R & D Technology, Inc., following which it changed it name to Schimatic Cash Transactions Network.com, Inc. In 1999, the Company entered into a reverse acquisition with IC One, which was organized on February 27, 1997 (Inception).

     In September 1999, the Company acquired all of the outstanding shares of IC One, Inc. (IC One) in exchange for 34,809,443 shares of its common stock. The exchange has been accounted for, as a reverse acquisition, under the purchase method of accounting, since the former shareholders and members of the IC One owned a majority of the outstanding common stock of the Company after the acquisition. Accordingly, the combination of IC One and the Company is recorded as a recapitalization of IC One, pursuant to which IC One is treated, as the continuing entity for accounting purposes and the historical financial statements presented is those of IC One. Pro-forma information has not been presented since the transaction was deemed a capital stock transaction rather than a business combination.

     Included in the total number of shares issued in this exchange were 1,296,306, 2,020,217, and 2,548,433 shares of common stock that was presented in the statement of shareholders' deficit as common stock issued for cash in 1997, 1998 and 1999, respectively. In addition, included in this total number of shares issued in the exchange were 18,848,386, 3,723,897, and 6,372,204 shares of common stock that was also presented in the statement of shareholders' deficit as common stock issued for services, rights to software and common stock subscriptions receivable in 1997, 1998 and 1999, respectively. Therefore, the total of 34,809,443 shares of common stock in the exchange were presented separately and, as a result, no shares of common stock were presented in the balance at February 27, 1997 (Inception) after accounting for the prior period adjustments (see Note
     13). Further, these transactions were completed by IC One prior to the date of the reverse acquisition and presented separately in order to provide the historical activity of IC One. Further, during January 2000, the number of shares of common stock originally issued in the exchange of 34,809,443 increased by 119,905 to 34,929,348 in order to provide shares to those IC One shareholders that had not received stock in the Company.

     In recording the reverse acquisition, the nominal net monetary liabilities of the legal acquirer, Schimatic Cash Transactions Network.com, were recorded at their net carrying value and consolidated with the net liabilities of the accounting acquirer, IC One. Therefore, the accumulated deficit of the legal acquirer was adjusted to additional paid in capital, while the common stock issued and outstanding continues to be classified as common stock. Further, in order to properly present the historical financial statements of IC one, the 18,597,792 shares of common stock issued by the legal acquirer prior to the date of the reverse acquisition has been presented as issuance of common stock in exchange in the statement of shareholders' deficit. The 18,597,792 shares of common stock issued by the legal acquirer are after accounting for the prior period adjustment of 1,160,986 (see Note 13). In addition, in January 2000, 286,267 shares of common stock issued in the exchange were returned and canceled, resulting in an adjusted issuance of common stock in exchange of 18,311,525 shares.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and has incurred net losses of $41,292,425 since inception. Additionally, the Company had a net working capital deficiency of $4,562,713 at December 31, 2000. The Company has experienced cash shortages and inability to pay its obligations from time to time in 2000. Of the approximately $4,660,000 of current liabilities, approximately $4,161,000 is past due. These amounts include approximately $1,970,000 payable to IBM and $848,000 of accrued wages owed to officers and employees of the Company. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

     Management's plans with respect to these matters include restructuring debt, including current liabilities, through the issuance of common stock and entering into forbearance agreements, continuing to defer certain employee compensation as well as payment of amounts due to affiliates for past due obligations and raising additional capital. Management expects to incur additional losses for the foreseeable future and recognizes the need to raise capital through future issuance of stock and/or debentures in order to develop a viable business. The Company has found it necessary to implement severe cost cutting measures. It may also rely increasingly on strategic alliances with others who will assume responsibility for financing specific required development tasks; thus, reducing the Company's financial requirements for the exploitation of its intellectual properties.

     Subsequent to December 31, 2000, the aforementioned officers agreed to accept stock options as payment for approximately $919,000 in accrued wages (including $848,000 at December 31, 2000) (see Note 16). In July 2001, IBM agreed to forgive $770,000 and accept a repayment schedule for the balance due of $1,200,000 (See Note 16).

     Approximately $1,343,000 of current liabilities reflected at December 31, 2000 is substantially past due and is not subject to any formal forbearance agreement or repayment schedule. All of these amounts are liabilities of IC One, Inc. In the event demands are made upon the Company or IC One which cannot be met and the associated creditors successfully pursue action against the Company or IC One, Inc., the Company could be exposed to additional costs of legal fees, interest or penalties, and may be forced to take other defensive actions, including filing for bankruptcy.

     The Company has been able to finance its operations by raising capital through the private placement of common stock and convertible debt. During the year ended December 31, 2000, the Company raised $1,926,397 from the sale of common stock, issued common stock for services of $950,167 and for debt and interest of $386,500 (see Note 9).

     During 2001, the Company has issued convertible notes of $955,000, which bear interest at either 20% or 25% and are payable in shares of common stock (see Note 16).

     Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, IC One. All significant intercompany balances and transactions have been eliminated in consolidation.

     Software Development Costs - In accordance with SFAS No. 86, Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, software development costs are expensed as incurred until technology feasibility has been established. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding and testing activities that are necessary to establish products that meet design specifications including functions, features and technical requirements. As of December 31, 2000, the Company had not established technological feasibility.

     Property and Equipment - Property and equipment are recorded at cost. Expenditures for major additions and betterment's are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by straight-line method over the assets estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the assets' useful lives. Upon sale or retirement of plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

     Intangible Assets - Intangible assets include the legal costs of developing and acquiring patents as well as those patents with patent pending status. These patents include a loyalty patent, which covers a process or method of storing credits and incentives on a portable device, such as smart cards, cellular telephones or personal data assistants. This portable device interacts with point-of-sale terminals, satellite receivers, automated teller machines, and smart-card readers connected to personal computers in order to calculate the amount of units to be credited or redeemed toward future transactions. These patents expire in various periods from September 2012 through November 2014 and are amortized ratably over fourteen years. Amortization expense charged to operations in 2000 and 1999 was $6,000.

     Stock - Based Compensation - The Company accounts for all transactions under which employees, officers and directors receive shares of stock in the Company in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In accordance with Statement of Financial Accounting Standards No. 123 (SFAS
     123), Accounting for Stock-Based Compensation, the Company adopted the pro forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for options granted at exercise prices below the market price or to non-employees for services.

     Income Taxes - The Company follows Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Loss Per Common Shares - Basic loss per share has been calculated based upon the weighted average number of common shares outstanding. Stock options have been excluded as common stock equivalents in the computation of diluted loss per share since they are anti-dilutive, or their effect is not material.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments - The Company's financial instruments consist primarily of cash, and accounts payable and accrued expenses, which approximate fair value because of their short maturities. The Company's notes payable approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2000.

     Impairment of Long - Lived Assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2000, the Company believes that there has been no impairment of its long-lived assets, except for the investment in a real estate joint venture and an intangible asset (see Notes 12 and 13).

     Comprehensive Income - Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income, comprising net income and other non-owner changes in equity, in the financial statements. For all periods presented, comprehensive income was the same as net income.

     Segment Information - Statement of Financial Accounting Standard No. 131, Disclosure About Segments of an Enterprise and Related Information, defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the way it organizes its business for making operating decisions and assessing performance, the Company has determined that it has a single reportable operating segment.

     Reclassifications - Certain reclassifications have been made to the 1999 financial statements to conform to the 2000 presentation.

     Recent Accounting Pronouncements - The Company will adopt Statement of Financial Accounting Standard No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 137 and SFAS No.138 on January 1, 2001. SFAS No. 133 requires all derivative financial instruments and certain embedded derivatives to be recorded at fair value. To the extent that the special hedge accounting criteria are met, changes in fair value are either recognized periodically in earnings or other comprehensive income, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The Company does not expect the adoption of SFAS No. 133 as amended by SFAS No. 137 and SFAS No. 138 to have a material impact on the financial statements.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue Recognition (SAB 101), which is effective for the Company on January 1, 2000. SAB 101 will have no impact on the Company's financial statements.

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141 Business Combinations and SFAS No. 142 Goodwill and Intangible Assets (SFAS No. 142). SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method for such transactions. SFAS No. 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including goodwill acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually at the reporting level, as defined in the standard. Intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with SFAS no. 121. The new standard is effective for fiscal years beginning after December 15, 2001. The Company must adopt this standard on January 1, 2002.

3.   CONCENTRATION OF CREDIT RISK

     The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

4.   PROPERTY AND EQUIPMENT

     At December 31, property and equipment consists of:

                                                                  2000
                                                            ------------------
     Office equipment                                       $         228,564
     Furniture and fixtures                                            77,108
                                                            ------------------
                                                                      305,672
     Less: Accumulated depreciation and amortization                 (248,426)
                                                            ------------------
                                                            $          57,246
                                                            ==================

5.   INTANGIBLE ASSET

     At December 31, intangible asset consists of:

                                            Useful Life              2000
                                            -----------     -------------------
     Patents                                14 years        $           46,854
     Less: Accumulated amortization                                    (12,496)
                                                            -------------------
                                                            $           34,358
                                                            ===================

6.   LOANS PAYABLE - SHAREHOLDERS

     Loans payable to officers are non-interest bearing advances made on behalf of the Company that are unsecured and payable on demand.

7.   CONVERTIBLE NOTES PAYABLE

     At December 31, 2000, convertible notes payable of $235,000 bear interest at rates ranging from 10 to 20% per month, which is payable in common stock at a conversion price of either $0.40 or the traded market price on the tenth of each month. The Company has the option to repay the notes or convert them into common stock based on the conversion prices stated above. In addition, the holder can only elect to convert the notes to common stock based on the above stated conversion prices.

8.   INCOME TAXES

     At December 31, 2000, the Company has available unused net operating loss carryovers approximately $41,292,000 that may be applied against future taxable income and expire at various dates through 2020. The Company has a deferred tax asset arising from such net operating loss deductions and has recorded a valuation allowance for the full amount of such deferred tax asset since the likelihood of realization of the tax benefits cannot be determined.

                                                                 2000
                                                          -----------------
     Deferred tax asset:
          Net operating loss carryfoward                        16,517,000
          Valuation allowance                                  (16,517,000)
                                                          -----------------
     Net deferred tax asset                                              -
                                                          =================

     A reconciliation of the statutory federal income tax benefit to actual tax benefit is as follows:

                                                     2000              1999
                                               --------------    --------------
     Statutory federal income tax benefit      $   4,194,000     $   3,204,000
     Income tax benefit not utilized              (4,194,000)       (3,204,000)
                                               --------------    --------------
     Actual tax benefit                        $       -         $       -
                                               ==============    ==============

9.   SHAREHOLDERS' DEFICIENCY

     The Company has valued common stock issued for services, prior to the date of the reverse acquisition, based on the common stock sold for cash (see
     Note 13). After the date of the reverse acquisition, issuances of common stock for goods and services were valued based on the traded market price on the date of issuance. The Company has considered the traded market price on the date of issuance as a more reliable measure than the value of goods or services received.

     During 2000, the Company issued a total of 3,536,077 shares of restricted common stock for $1,926,397. Included in this total are 416,617 shares of common stock issued to Canopy Group, Inc. ("Canopy") for $250,000 (see Note
     14).

     During 2000, the Company issued 1,258,447 shares of common stock with a market value of $1,740,789 for debt and payment of interest of $386,500. Included in this total is 1,122,918 shares of common stock issued in April 2000, which was valued at $1,684,377 to settle an agreement with Canopy (see Note 14). The excess of market value over the debt of $1,369,960 was recorded as an extraordinary loss. In addition, during October through December 2000, the Company issued 135,529 shares of common stock valued at $56,412 as payment for interest due on convertible notes (see Note 7).

     In January 2000, the Company issued 211,669 shares of common stock for $114,000 received in 1999 for common stock to be issued.

     During 2000, the Company issued 949,356 shares of common stock valued at $950,167 for services and which were recorded as consulting fees except for 500,000 shares of common stock valued at $175,000 to attorneys which was recorded as legal and settlement fees (see Note 14).

     In January 2000, the Company issued 8,000 shares of common stock valued at $8,000 for office equipment.

     In 1999, the Company issued 2,548,433 share of restricted common stock for $1,252,833.

     In November 1999, the Company issued 175,000 shares of common stock with a market value of $481,250 to repay a loan of $150,000 received from a minority shareholder prior to the reverse acquisition (see Note 1). The excess of market value over the debt of $331,250 was recorded as an extraordinary loss.

     In September 1999, the Company issued 11,357 shares of common stock valued at $26,583 for services and was recorded to consulting fees.

10.  STOCK OPTION PLAN

     On December 8, 1999, the Company adopted the 1999 Employee Stock Option Plan (the "Plan"). The Board of Directors administers the Plan. Under the Plan, the Company may grant stock options, which may be incentive stock options ("ISO") as defined in the Internal Revenue Code, and stock awards or options which do not qualify as ISO's to employees and officers. All employees of the Company are eligible to participate in the Plan. During 1999, the Company did not grant any shares under the Plan.

     Prior to the IC One reverse acquisition, the Company's chairman and chief executive officer, was granted options in November 1998 to purchase 6,778,000 post reverse acquisition shares of the Company's common stock. In addition, the options were fully vested on the date of grant. The Board of Directors ratified the original agreement, dated November 1, 1998 on November 11, 1999. The options are exercisable at $0.1475 per share, which was the traded market price on the date of grant, and expire on November 30, 2002 (see Note 16).

     During 2000, the Company's Board of Directors granted options for the purchase of 13,298,333 shares of its common stock to officers, directors and employees of the Company. The exercise prices for such options ranged from $0.48 to $0.80 per share, of which 8,298,333 options were granted below the traded market price on the date of grant. Vesting of the right to exercise such stock options will occur over periods until the year 2010. All of the stock options expire at the end of 10 years from the date of grant. Of these stock options granted below the traded market price, 2,909,256 vested during the year ended December 31, 2000, and therefore, the Company recorded stock option compensation of $3,567,935 (see Note 16).

     For disclosure purposes of employees, officers and directors stock option compensation, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted during the years 2000 and 1999: annual dividends of $0; expected volatility of 167%; risk-free interest rate of 5.5%; and expected life of either 1 or 5 years. The estimated weighted - average fair values of stock options granted to employees, officers and directors during the year 2000 was approximately $1.65 or a total value of $4,480,546.

     The Company's pro forma loss and net loss per share would have been as follows:

                                                                2000             1999
                                                           ----------------  ---------------
     Net loss applicable to common shares - as reported    $    (10,485,935) $   (8,008,949)
     Net loss applicable to common shares- pro forma       $    (11,389,546) $   (8,008,949)
     Net loss per common share - as reported               $          (0.16) $        (0.15)
     Net loss per common share - pro forma                 $          (0.17) $        (0.15)

     The following table summarizes the Company's stock option activity:

                                                        Stock Options
                                           -----------------------------------
                                            Weighted Average
                                                  Shares        Exercise Price
                                           ------------------  ---------------
     Outstanding at
     January 1, 1999                              6,778,000              0.15
        Granted                                           -                 -
        Exercised                                         -                 -
        Cancelled                                         -                 -
                                           -----------------   ---------------
     Outstanding at
     December 31, 1999                            6,778,000              0.15
        Granted                                  13,298,333              0.49
        Exercised                                         -                 -
        Cancelled                                         -                 -
                                           -----------------   ---------------
     Outstanding at
     December 31, 2000                           20,076,333              0.37
                                           =================   ===============

     The following table summarizes the Company's stock options outstanding and exercisable at December 31, 2000:

                                              Options Outstanding                                  Options Exercisable
                     ---------------------------------------------------------------- ------------------------------------------
                                            Weight-Average Remaining
  Range of Exercise   Number Outstanding        Contractual life       Weight-Average   Number Exercisable      Weight-Average
       Prices           (In Thousands)             (In Years)          Exercise Price     (In Thousands)        Exercise Price
-------------------  --------------------- -------------------------- --------------- ----------------------   -----------------
   $0.00-$0.15                6,778                  1.92                 $0.15                       6,778         $0.15
   $0.48-$0.49               12,774                  9.56                 $0.48                       2,725         $0.48
   $0.64-$0.80                  524                  9.51                 $0.65                         185         $0.66
                          ----------                                                            ------------
                             20,076                                                                   9,688
                          ==========                                                            ============

11.  OUTSIDE RESEARCH AND DEVELOPMENT SERVICES

     The Company retained IBM in 1997 to perform certain research and development services relating to the Company's database technology. As of December 31, 1999, cumulative costs incurred for such services approximated $2,170,000; of which $1,970,000 remains unpaid according to IBM. During 1999, the Company made cash payments of $200,000 as partial payments for such services. Also in 1999, the Company issued 700,000 shares of stock intended as partial payment of $766,667. The market value of such shares exceeded the liquidated portion of the intended payment by $1,533,333 and was included in the results of operations in 1999 as a loss on settlement of vendor liabilities. Additionally, the Company placed 1,400,000 shares in escrow for the remaining unpaid debt. During 2000, the Company restated the balance due to IBM to $1,970,000 and placed the common stock issued in an escrow account (see Note 13). In July 2001, the Company reached agreement for a reduction of the liability and the return of all shares of common stock held in escrow (see Note 16).

12.  INVESTMENT IN REAL ESTATE JOINT VENTURE

     On December 30, 1999, the Company issued 420,000 shares of restricted common stock valued at $420,000 for a thirty-four percent interest in a real estate joint venture, which acquired land and a three-story office building in Salt Lake City, Utah.

     The Company's interest in the joint venture during 2000 resulted in other income of $13,515. During 2000, the Company issued 130,407 shares of common stock valued at $90,516 and made an additional investment of $36,515 to pay for services related to the remodeling of the office building. In March 2001, the Company sold their thirty-four percent interest in the real estate joint venture and as a result has recorded a loss on impairment of investment in joint venture of $560,546 at December 31, 2000 (see Note 16).

     The investment has been accounted for in accordance with the equity method of accounting and the common stock issued has been valued based on the traded market price on the date of issuance. The traded market price was used to value the common stock, as it was determined to be a more reliable measure than the value of the goods or services received.

13.  PRIOR PERIOD ADJUSTMENTS

     During 2000, the Company identified certain transactions that should have been recorded by IC One prior to September 1999, the date of the reverse acquisition (see Note 1). IC One had issued common stock for certain legal, financial, development and administrative services, which were valued at $22,136,838, issued common stock for notes receivable of $2,300,000 and the rights to software valued at $115,000. In addition, in 1999 IC One had received $114,000 for common stock to be issued and had incorrectly recorded the amount as a reduction in operating expenses. In 1997, the Company had incorrectly included 7,815,080 shares of common stock as outstanding from February 26, 1997 (Inception) and included 1,160,986 shares in issuance of common stock in exchange in 1999. The common stock issued for services and software in 1999, 1998 and 1997 was valued based on the common stock sold for cash in 1999, 1998 and 1997 as this was a more reliable measure than the value of the goods or services received. Since IC One is treated, as the continuing entity for reverse acquisition accounting purposes and the historical financial statements presented are those of IC One, the Company has recorded prior period adjustments for the years ended December 31, 1999, 1998 and 1997. Therefore, the Company has recorded an adjustment to common stock, additional paid-in capital and accumulated deficit for the services performed in 1999, 1998 and 1997. In 1999, the adjustment totaled $3,652,414, which included the 1,160,986 shares of common stock reclassified from issuance of common stock in exchange in 1999. In 1998 the adjustment totaled $2,366,957 and in 1997 the adjustment totaled $16,117,467, which included the 7,815,080 shares of common stock reclassified from February 26, 1997 (Inception). Further, in 1999 and 1998 the Company has recorded a prior period adjustment for accrual of taxes payable of $125,393 and $19,865, respectively, and in 1999 recorded an accrual for directors' fees of $115,800. In addition, in 1999 and 1998, IC One recorded adjustments for the issuance of common stock for notes receivable and in 1999 recorded an adjustment for the purchase of software including the common stock to be issued. In 2000, the Company issued 211,669 shares of common stock for cash received in 1999 for common stock to be issued and determined that there is no future recoverability of the software and has recorded a loss on impairment of $115,000.

     During 2000, the Company adjusted the amount due to IBM from $1,203,333 to $1,970,000 and reversed the loss of $1,533,333 recorded in 1999, as the information available at the time that the transaction was originally recorded was incorrectly understood. IBM had not accepted the 700,000 shares of common stock as partial payment, but had considered the common stock as additional shares placed in escrow for the amount due to IBM (see Notes 11 and 16).

     The prior period adjustments for IC One and IBM for the year ended December 31, 1999, have been reflected in the Company's statement of operations as follows:

                                                                                     As Previously
                                                               As Restated             Reported
                                                          -------------------     ------------------
     Revenue                                              $                -      $               -
     Expenses                                                      7,677,699              5,203,425
                                                          -------------------     ------------------
     Loss before extraordinary item                              (7,677,699)            (5,203,425)
     Extraordinary item                                            (331,250)              (331,250)
                                                          -------------------     ------------------
     Net loss                                             $      (8,008,949)      $     (5,534,675)
                                                          ===================     ==================
     Net loss per share, basic and diluted:
       Before extraordinary item                          $           (0.16)      $          (0.15)
       Extraordinary item                                             (0.01)                 (0.01)
                                                          -------------------     ------------------
     Total Net loss per share, basic and diluted          $           (0.17)      $          (0.16)
                                                          ===================     ==================
     Weighted average number of common shares
       outstanding, basic and diluted                            47,549,818             33,966,498
                                                          ===================     ==================

14.  LITIGATION AND SETTLEMENT OF CLAIMS

     At December 31, 2000, the Company is a defendant in a lawsuit where the creditor is seeking recovery of less than $30,000 of amounts past due. In this case, the Company is seeking to negotiate a settlement or forbearance agreement.

     In October 2000, the Company entered into a settlement agreement and confession of judgement regarding a lawsuit by a former employee for back wages and penalties related thereto. Under terms of the settlement agreement, the Company agreed to make regular monthly payments of $6,000, totaling $60,000.

     On April 13, 2000, the third judicial court of Salt Lake City County, State of Utah (the Court) entered a judgement against the Company. The judgement related to a claim for enforcement of a defaulted note agreement with the Canopy Group, Inc. (the Canopy) pursuant to which Canopy lent to the Company $250,000 under an interest-bearing note. On May 31, 2000, the Court entered a satisfaction of judgement based on a settlement agreement reached between the Company and Canopy. The settlement agreement called for the Company to pay the full amount of principal and interest due under the note by the issuance of its common stock. Under the settlement agreement the Company issued 1,122,918 shares of its common stock in full settlement of $314,417 owed to Canopy (see Note 9). Also in connection with the settlement agreement, Canopy invested an additional $250,000 in exchange for 416,617 shares of common stock.

     In March 2000, the Company entered into agreements with attorneys to obtain certain legal services. These agreements required the Company to issue certain securities and pay specified compensation and other amounts. Such attorneys left the Company in July 2000, and the Company took the position that no securities or payments in cash were due to the attorneys. On November 15, 2000, the Company agreed to issue 500,000 shares of common stock to the attorneys as settlement and recorded $175,000 in legal and settlement fees.

     In September 1999, IC One recognized that persons with claims against or interest in either CardOne Development or CardOne Corporation might assert claims against IC One as a result of IC One's acquisition from CardOne Development of intellectual property rights that had been licensed to CardOne Corporation. CardOne Development and CardOne Corporation were both organized by affiliates of IC One. Subsequently a founder, officer and director of CardOne Corporation, together with an associate (collectively, the "CardOne Executives") advised that they sought to protect the interest of persons having a claim against or interest in CardOne Corporation. In October and December 2000, after evaluating the position of the CardOne Executives, the Company entered into an agreement to employ the CardOne Executives as well as entered into a covenant not to sue. In addition, the CardOne Executives agreed to assist the Company in resolving any potential claims that might be asserted against the Company by persons known to having a claim against or interest in CardOne Corporation. In August 2000, the Company issued a total of 294,180 shares of common stock in consideration of waiver and release from persons known to have had potential claims against IC One in 1999. The Company has valued the common stock based on the traded market price on the date of issuance and recorded $308,889 of legal and settlement fees. In 2001, with the help of the CardOne Executives, the Company resolved the remaining potential claims (see Note 16).

     In August 1999, the Company was a defendant in a lawsuit filed by a landlord seeking payment for past due rent under a lease agreement. In this case, the Company is seeking to negotiate a settlement or forbearance agreement (see Note 16).

15.  LEASE COMMITMENT

     The Company leases office space under an operating lease expiring in 2001. In addition, the Company had, at December 31, 2000, a 34% interest in the real estate joint venture that leases the office space to the Company. The lease agreement requires annual lease payments of approximately $79,000 (see Notes 12 and 16).

     Total rent expense charged to operations for the years ended December 31, 2000 and 1999 was $214,979 and $104,639, respectively.

16.  SUBSEQUENT EVENTS

     Lease Forbearance Agreement - In March 2001, the Company entered in a forbearance agreement with a landlord for unpaid rent. The agreement requires that the Company make monthly payments of $5,000 per month until the amount of $50,541 plus interest at 24% per annum is paid in full. The forbearance agreement is secured by all the assets of the Company (see Note
     14).

     Sale of Real Estate Joint Venture Interest - In March 2001, the Company arranged to sell and convey its entire interest in the building and the associated real estate joint venture to a third party. The sale price by the joint venture was $895,000, in addition to $98,925 of forgiven rental expenditures. The Company did not receive any proceeds from the sale and therefore incurred a loss of $560,546 (see Notes 12 and 15).

     Agreement with Creditor - Effective June 2001, the Company reached agreement with IBM to reduce the balance of accounts payable to them by $770,000, a 39% reduction to the $1.97 million owed at December 31, 2000. The unpaid obligation stems from services provided to IC One prior to the time of the reverse acquisition (see Note 11).

     The agreement also forgives any penalties or interest, which may have accrued, and calls for the return to the Company of 2,100,000 shares of common stock placed in escrow as collateral for the IBM obligation. The agreement permits the Company to repay the remaining amount over a period of time as long as fifteen months, starting no later than September 30, 2001. The amounts expected to be repaid will increase from $70,000 per month in September 2001 to as much as $90,000 per month through December 2002. The agreement will result in an extraordinary gain from settlement of $770,000 in 2001.

     Stock Options Plan - In March 2001, the Company's Board of Directors authorized the reduction of the exercise prices of 7,428,333 options granted during 2000, from exercise prices ranging from $0.48 to $0.80 per share to $0.128 per share, which was the market price on the date of repricing (see Note 10). In addition, the options immediately vested provided that the optionee exercised the options in exchange for a note payable secured by the common stock received from the exercise.

     In July 2001, the Chairman of the Board voluntarily agreed to reduce the number of stock options previously granted to him by 1,778,000 options to 5,000,000 options in exchange for a reduction in the exercise price from $0.1475 to $0.128 per share, which was the market price on the date of repricing (see Note 10). Further, the Chairman of the board agreed to use $255,000 owed to him by the Company as partial payment toward the exercise of these options. The Board of Directors also agreed to accept the same non-recourse note terms as discussed below for executive officers.

     In consideration of the requirement that the options be exercised immediately, the Company authorized the payment of the exercise price by the execution of non-recourse promissory notes. The notes are due no later than December 31, 2004, and provide that the holder of the note is required to repay the notes from proceeds received from the sale of the common stock. The Company as collateral is holding the common stock issued from the exercise of these options. If a note were not repaid at or before maturity on December 31, 2004, the subject shares would be returned to the Company.

     In July 2001, the officers, including the Chairman of the Board, and employees have exercised their options to purchase 12,428,333 shares of common stock. In connection with the exercise, the optionees issued non-recourse promissory notes of $1,335,827, after crediting the $255,000 owed the Chairman of the Board.

     Agreement with Executive Officers - Effective July 1, 2001, the Company reached agreement with all of its executive officers to forgive wages owed to them by the Company totaling $919,000 (including $848,000 of accrued wages at December 31,2000), in exchange for options to purchase common stock (see Note 2). Under this agreement, the officers will receive options to purchase common stock at a price equal to $.10 per share. If all such options were exercised, 9,190,000 shares of common stock would be issued. In addition, the Board of Directors has agreed to provide the recipients of these stock options the opportunity to exercise these options using non-recourse notes (Notes). The Notes mature no later than December 31, 2004 and the executive officers exercising these options are required to repay the Notes from the proceeds received from the sale of the common stock. Upon the exercise of these options, the Company will hold as collateral for the Notes the common stock issued and retain voting rights until the Notes are paid. If the Notes are not repaid at or before maturity, the subject shares will be returned to treasury.

     Issuance of Convertible Notes - During the first seven months of 2001, the Company issued convertible notes of $955,000 that bear interest at either 20% or 25%, and the interest is payable in common stock at conversion prices of the lesser of the traded market price or either $0.20 or $0.366. The Company has the option to repay the notes, unless the holder elects to convert the notes into common stock at a conversion price of $0.366. In some cases the convertible notes can not be completely convert into common stock until the holder has received a minimum number of shares of common stock to pay interest and/or convert a portion of the notes into common stock. At such time that the holder has received a minimum number of shares of common stock they have agreed to convert the notes into common stock (see Note 2).

     Settlement of Common Stock Subscriptions Receivable - In July 2001, the Company reached an agreement with a former employee in settlement of disputed terms of a note receivable pursuant to a stock purchase agreement entered into by IC One, Inc. in 1998. Under this agreement, the Company agreed to accept payments totaling $175,000, of which $100,000 was received in July 2001, and the balance is due by December 31, 2001, in full satisfaction of the $1,300,000 in common stock subscriptions receivable. Therefore, the Company will record a write-off of $1,125,000 in common stock subscriptions receivable in the nine months ended September 30, 2001.

     CardOne Settlement - In July, August and September 2001, the Company issued a total of 7,295,020 shares of common stock in consideration of waiver and release from persons known to have had potential claims against IC One in 1999. The Company has valued the common stock based on the traded market price on the date of issuance and recorded $1,333,980 of legal and settlement fees (see Note 14).

          SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                           CONSOLIDATED BALANCE SHEET
                               September 30, 2001
                                   (unaudited)

                                      ASSETS
CURRENT ASSETS:
       Cash                                                                       $            45,393
       Other current asset                                                                      3,345
                                                                                  -------------------
          TOTAL CURRENT ASSETS                                                                 48,738

PATENTS - at cost, net                                                                         29,858
                                                                                  -------------------
                                                                                  $            78,596
                                                                                  ===================

                       LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
       Accounts payable - IBM                                                     $         1,200,000
       Accounts payable - Other                                                               632,714
       Accrued wages and payroll taxes                                                      1,018,663
       Loans payable - shareholders                                                           243,571
                                                                                  -------------------
          TOTAL CURRENT LIABILITIES                                                         3,094,948
                                                                                  -------------------
CONVERTIBLE NOTES PAYABLE                                                                   1,203,350
                                                                                  -------------------

SHAREHOLDERS' DEFICIT:
       Common stock, $.001 par value,  200,000,000 shares authorized,
                       91,068,399 shares issued and outstanding                                91,069
       Additional paid-in capital                                                          51,135,033
       Less: Common stock subscriptions receivable                                         (2,410,827)
       Deficit accumulated during the development stage                                   (53,034,976)
                                                                                  -------------------
          TOTAL SHAREHOLDERS' DEFICIT                                                      (4,219,701)
                                                                                  -------------------
                                                                                  $            78,596
                                                                                  ===================

                        See notes to consolidated financial statements.

                          SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                       (A Development Stage Enterprise )
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   (unaudited)


                                                                           Nine Months Ended                  Cumulative During
                                                                             September 30,                   the Development Stage
                                                               ------------------------------------------     (February 27, 1997
                                                                        2001                  2000          to September 30, 2001)
                                                               --------------------  --------------------  ----------------------
REVENUE                                                        $                  -  $                  -  $                    -

EXPENSES:
     Research and development                                             4,741,672             3,199,704              19,620,746
     Selling, general and administrative                                  5,205,496             3,289,601              28,394,709
     Depreciation and amortization                                           61,746                65,511                 362,817
     Write-off of common stock subscription receivable                    1,125,000                     -               1,125,000
     Loss on impairment of assets                                                 -                     -                 675,546
     Interest expense                                                     1,378,638               129,992               1,924,948
                                                               --------------------  --------------------  ----------------------
        TOTAL EXPENSES                                                   12,512,551             6,684,808              52,103,766
                                                               --------------------  --------------------  ----------------------

LOSS BEFORE EXTRAORDINARY ITEM                                          (12,512,551)           (6,684,808)            (52,103,766)

EXTRAORDINARY ITEM - GAIN (LOSS) ON
  EXTINGUISHMENT OF DEBT                                                    770,000            (1,369,960)               (931,210)
                                                               --------------------  --------------------  ----------------------
NET LOSS                                                       $        (11,742,551) $         (8,054,768) $          (53,034,976)
                                                               ====================  ====================  ======================
NET LOSS PER SHARE, BASIC AND DILUTED:
     BEFORE EXTRAORDINARY ITEM                                 $              (0.18) $              (0.14)
     EXTRAORDINARY ITEM                                                        0.01                 (0.03)
                                                                 -------------------    ------------------
TOTAL NET LOSS PER SHARE, BASIC AND DILUTED                    $              (0.17) $              (0.17)
                                                               ====================  ====================
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, BASIC AND DILUTED                                    68,010,519            48,160,489
                                                               ====================  ====================


                                         See notes to consolidated financial statements.

                                                                F-21

                                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                                (A Development Stage Enterprise)
                                   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
                                                           (unaudited)


                                                                                          Less:         Deficit
                                                                                      Common Stock    Accumulated
                                                    Common Stock       Additional         Stock        During the        Total
                                                --------------------     Paid-in      Subscriptions    Development   Shareholders'
                                                  Shares     Amount      Capital        Receivable       Stage          Deficit
                                                ----------  --------    -----------    ------------    ------------   ------------
BALANCE,  January 1, 2001                       60,236,723  $ 60,237    $38,734,476      (2,300,000)   $(41,292,425)  $ (4,797,712)
   Issuance of common stock for financial,
    development and administrative services:
      at $0.25 per share, February                  21,386        21          5,326                                          5,347
      at $0.22 per share, March                    622,916       623        141,075                                        141,698
      at $0.15 per share, April                    402,210       402         58,017                                         58,419
      at $0.18 per share, May                       55,000        55          9,570                                          9,625
      at $0.19 per share, June                      62,115        62         11,740                                         11,802
      at $0.19 per share, July                   1,101,580     1,102        204,601                                        205,703
      at $0.16 per share, August                   270,047       270         44,118                                         44,388
      at $0.13 per share, September                 68,348        68          9,134                                          9,202
   Issuance of common stock for accrued
    directors' fees at $1.29 per share, March      335,000       335        432,365                                        432,700
   Issuance of common stock to IC One
    shareholders, February                          76,527        77            (77)              -               -              -
   Settlement of common stock subscriptions
    receivable, July                                     -         -              -       1,225,000               -      1,225,000
   Issuance of common stock for interest:
      at $0.18 per share, January                  400,000       400         73,134                                         73,534
      at $0.18 per share, February                 400,000       400         73,133                                         73,533
      at $0.18 per share, March                    419,394       419         76,314                                         76,733
      at $0.21 per share, April                    548,160       548        113,652                                        114,200
      at $0.21 per share, May                      559,589       560        115,640                                        116,200
      at $0.20 per share, June                     835,145       835        164,965                                        165,800
      at $0.15 per share, July                   1,459,568     1,460        222,340                                        223,800
      at $0.15 per share, August                 1,677,982     1,678        253,792                                        255,470
      at $0.15 per share, September              1,793,356     1,793        268,677                                        270,470
   Issuance of common stock for:
      Stock options, at $0.13 per share, July   10,436,146    10,436      1,325,391      (1,335,827)              -              -
      Loans payable - shareholder, at $0.13
       per share, July                           1,992,187     1,992        253,008               -               -        255,000
   Stock options granted for wages, July                 -         -        919,197               -               -        919,197
   Stock option compensation:
      January                                            -         -        360,757               -               -        360,757
      February                                           -         -        333,674               -               -        333,674
      March                                              -         -        326,903               -               -        326,903
      April                                              -         -        316,732               -               -        316,732
      May                                                -         -        316,732               -               -        316,732
      June                                               -         -        316,732               -               -        316,732
      July                                               -         -      3,693,769               -               -      3,693,769
      August                                             -         -        316,731               -               -        316,731
      September                                          -         -        316,731               -               -        316,731
   Issuance of common stock to settle CardOne
    potential claim:
      at $0.21 per share, July                   3,341,974     3,342        698,473               -               -        701,815
      at $0.16 per share, August                 3,944,986     3,945        627,253               -               -        631,198
      at $0.12 per share, September                  8,060         8            959               -               -            967
   Net loss                                              -         -              -               -     (11,742,551)   (11,742,551)
                                                ----------  --------    -----------    ------------    ------------   ------------
BALANCE,  September 30, 2001                    91,068,399  $ 91,069    $51,135,033    $ (2,410,827)   $(53,034,976)  $ (4,219,701)
                                                ==========  ========    ===========    ============    ============   ============

                                            See notes to consolidated financial statements.

                                                                  F-22

                                  SCHIMATIC CASH TRANSACTIONS NETWORK.COM, INC. AND SUBSIDIARY
                                                (A Development Stage Enterprise)
                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (unaudited)


                                                                                  Nine Months Ended             Cumulative During
                                                                                   September 30,               the Development Stage
                                                                      ---------------------------------------  (February 27, 1997
                                                                              2001                2000        to September 30, 2001)
                                                                      ------------------  ------------------- ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                          $      (11,742,551) $        (8,054,768) $      (53,034,976)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
        Depreciation and amortization                                             61,746               65,511             362,817
        Stock option compensation                                              6,298,761            3,239,930           9,866,696
        Common stock issued for services                                         486,184              729,371          24,041,851
        Common stock issued for interest expense                               1,369,740                    -           1,490,569
        Common stock issued to settle CardOne claims                           1,333,980              308,889           1,642,869
        Write-off of common stock subscription receivable                      1,125,000                    -           1,125,000
        Gain (Loss) on extinguishment of debt                                   (770,000)           1,369,960             931,210
        Loss on impairment of assets                                                   -                    -             675,546
    Changes in current assets and liabilities:
      Other assets                                                                (3,346)              (6,955)             26,672
      Accounts payable and accrued expenses                                      811,645              607,022           5,441,121
                                                                      ------------------  -------------------  ------------------

NET CASH USED IN OPERATING ACTIVITIES                                         (1,028,841)          (1,741,040)         (7,430,625)
                                                                      ------------------  -------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of property and equipment                                            -              (63,359)           (347,349)
      Acquisition of patents                                                           -                    -             (46,854)
      Investment in real estate joint venture                                          -                    -             (36,515)
                                                                      ------------------  -------------------  ------------------

CASH USED IN INVESTING ACTIVITIES                                                      -              (63,359)           (430,718)
                                                                      ------------------  -------------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from  loans payable - shareholders                                      -                    -             498,571
      Proceeds from (Repayment of) notes payable                                 968,350              (78,000)          1,578,350
      Proceeds from common stock subscriptions receivable                        100,000                    -             100,000
      Sales of common stock                                                            -            1,876,397           5,729,815
                                                                      ------------------  -------------------  ------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                      1,068,350            1,798,397           7,906,736
                                                                      ------------------  -------------------  ------------------

NET INCREASE IN CASH                                                              39,509               (6,002)             45,393

CASH AT BEGINNING OF PERIOD                                                        5,884                6,002                   -
                                                                      ------------------  -------------------  ------------------

CASH AT END OF PERIOD                                                 $           45,393  $                 -  $           45,393
                                                                      ==================  ===================  ==================

                    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:
      Interest                                                        $            1,875  $                 -  $            1,875
                                                                      ==================  ===================  ==================
      Income taxes                                                    $                -  $                 -  $                -
                                                                      ==================  ===================  ==================

NON-CASH FLOW FINANCING AND INVESTING ACTIVITIES:
      Issuance of common stock for debt                               $                -  $           250,000  $          250,000
                                                                      ==================  ===================  ==================
      Stock options granted for accrued wages                         $          919,197  $                 -  $          919,197
                                                                      ==================  ===================  ==================
      Issuance of common stock for investment in
            real estate joint venture                                 $                -  $                 -  $          510,516
                                                                      ==================  ===================  ==================
      Issuance of common stock for equipment                          $                -  $                 -  $            8,000
                                                                      ==================  ===================  ==================
      Issuance of common stock for IC One, Inc.                       $                -  $                 -  $           34,929
                                                                      ==================  ===================  ==================
      Issuance of common stock for shareholder's loan                 $          255,000  $                 -  $          405,000
                                                                      ==================  ===================  ==================
      Issuance of common stock for software                           $                -  $                 -  $          115,000
                                                                      ==================  ===================  ==================
      Issuance of common stock for notes receivable                   $        1,335,827  $                 -  $        2,510,827
                                                                      ==================  ===================  ==================

                                            See notes to consolidated financial statements.

                                                                  F-23

          SCHIMATIC Cash Transactions Network.com, Inc. and Subsidiary
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, without being audited, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2001 and 2000, are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes included on pages F-2 to F-19 for the years ended December 31, 2000 and 1999 and the cumulative period during the development stage from February 27, 1997 (Inception) through December 31, 2000.

2.   INTANGIBLE ASSETS

     At September 30, intangible asset consists of:

                                              Useful Life           2001
                                             --------------   ----------------
     Patents                                  14 years        $    $ 46,854
     Less: Accumulated amortization                                 (16,996)
                                                              ----------------
                                                              $      29,858
                                                              ================
3.   CONVERTIBLE NOTES

     From January through September 30, 2001, the Company issued additional convertible notes payable of $968,350. The convertible notes payable bear interest at rates ranging from 20% to 25% per month, which is payable in common stock at a price of either $0.20 or $0.366 or, if lower, the traded market price. The Company has the option to repay the notes, unless the holder elects to convert the notes into common stock at a conversion price of $0.366. In some cases, the convertible notes cannot be completely converted into common stock until the holder has received a minimum number of shares of common stock to pay interest and/or convert a portion of the notes into common stock.

4.   SHAREHOLDERS' DEFICIT

     In the nine months ended September 30, 2001, the Company issued 30,831,676 shares of common stock. Included in this total are 8,093,194 shares issued for interest on convertible notes of $1,369,740, 2,603,602 shares issued for financial, development and administrative services of $486,184, and 335,000 shares issued for accrued director fees of $432,700. In July,

     August and September 2001, the Company issued a total of 7,295,020 shares of common stock in consideration of waiver and release from persons known to have had potential claims against IC One in 1999. The Company has valued the common stock based on the traded market price on the date of issuance and recorded $1,333,980 of legal and settlement fees.

     In July 2001, the officers, including the Chairman of the Board, and employees have exercised their options to purchase 12,428,333 shares of common stock. In connection with the exercise, the optionees delivered nonrecourse promissory notes of $1,335,827, after crediting the $255,000 owed to the Chairman of the Board. Further, 76,527 shares were issued as an adjustment to the exchange ratio for the acquisition of IC One, Inc., with an aggregate par value of $77. The Company has valued the shares issued based on the traded market price on the date of issuance as this was considered a more reliable measure than the value of services received.

     During 2000, the Company's Board of Directors granted options for the purchase of 13,298,333 shares of its common stock to officers, directors and employees of the Company. The exercise prices for such options ranged from $0.48 to $0.80 per share, of which 8,298,333 options were granted below the traded market price on the date of the grant. All the options expire at the end of 10 years from the date of grant and vested during the nine months ended September 30, 2001.

     In January and July 2001, the Company's Board of Directors granted options for the purchase of 10,321,783 shares of its common stock to officers, directors and employees of the Company, including 9,191,970 options granted to officers and directors in exchange for settlement of $919,197 of accrued wages. The exercise prices for such options ranged from $0.10 to $0.22 per share, were granted below the traded market price and vested during the nine months ended September 30, 2001. All the options expire at the end of four years from the date of grant.

     As a result of the options granted below the traded market price in 2000 and 2001, the Company has recorded stock option compensation of $6,298,761 in the nine months ended September 30, 2001.

     In July 2001, the Company reached an agreement with a former employee in settlement of disputed terms of a note receivable pursuant to a stock purchase agreement entered into by IC One, Inc. in 1998. Under this agreement, the Company agreed to accept payments totaling $175,000, of which $100,000 was received in July 2001, and the balance is due by December 31, 2001, in full satisfaction of the $1,300,000 in common stock subscriptions receivable (see Note 6). Therefore, the Company has recorded a write-off of $1,125,000 in common stock subscriptions receivable.

5.   EXTRAORDINARY GAIN

     In June 2001, the Company reached an agreement with IBM to reduce the balance of accounts payable to IBM and as a result recorded a gain from extinguishments of debt of $770,000.

6.   SUBSEQUENT EVENT

     In October and November 2001, the Company issued additional convertible notes payable of $485,000. The terms of the convertible notes are substantially the same as those issued through September 2001 (see Note 3).

     In January 2002, the Company received the balance of $75,000 due on the common stock subscriptions receivable (see Note 4).